Exhibit 99.3

Execution Version

THIRD AMENDED AND RESTATED CREDIT AGREEMENT

Among

THE DESCARTES SYSTEMS GROUP INC.,

as Canadian Borrower

- and -

DESCARTES SYSTEMS (USA) LLC,
as US Borrower

- and -

DESCARTES SYSTEMS UK LIMITED,
as UK Borrower

- and -

BANK OF MONTREAL,
as Arranger, Sole Bookrunner and Administrative Agent

- and -

THE BANK OF NOVA SCOTIA AND BANK OF AMERICA, N.A., CANADA BRANCH
as Syndication Agents

- and -

BANK OF MONTREAL, BANK OF MONTREAL, CHICAGO BRANCH, BANK OF
MONTREAL, LONDON BRANCH, ROYAL BANK OF CANADA, BANK OF AMERICA, N.A.,
CANADA BRANCH, THE BANK OF NOVA SCOTIA AND CANADIAN IMPERIAL BANK
OF COMMERCE

as Lenders

- and -

SUCH OTHER LENDERS FROM TIME TO TIME
AS MAY BECOME PARTY TO THIS AGREEMENT,

as Lenders

January 25, 2019

Page
ARTICLE I INTERPRETATION		2
1.01	Definitions	2
1.02	Dutch Terms	32
1.03	Accounting Principles	33
1.04	Currency References	34
1.05	References to Statutes	34
1.06	Extended Meanings	34
1.07	Exhibits and Schedules	34

ARTICLE II FACILITY A		36
2.01	Establishment of Facility A	36
2.02	Purpose	36
2.03	Revolving Nature	37
2.04	Repayment	37
2.05	Availment Options-Canadian Borrower	37
2.06	Availment Options-US Borrower	38
2.07	Availment Options-UK Borrower	38
2.08	Accordion Provision	39
2.09	Interest and Fees-Canadian Borrower	41
2.10	Interest and Fees-US Borrower	43
2.11	Interest and Fees-UK Borrower	43
2.12	Cancellation of Unused Portion of Facility A	43
2.13	Letters of Credit under Facility A-Tranche 1	44
2.14	Swingline	45
2.15	Voluntary Repayments	46
2.16	Change of Lending Office	47

ARTICLE III GENERAL CONDITIONS		47
3.01	Matters Relating to Interest	47
3.02	Notice Periods	49
3.03	Minimum Amounts, Multiples and Procedures re Drawdowns, Conversions and Repayments	50
3.04	Place of Advances and Repayments	51
3.05	Evidence of Obligations (Noteless Advances)	52
3.06	Determination of Equivalent Amounts	52
3.07	Commitment to Purchase Bankers’ Acceptances and BA Equivalent Notes	52
3.08	Special Provisions Regarding Bankers’ Acceptances	53
3.09	Special Provisions regarding BA Equivalent Notes	54
3.10	Major Disruption in Respect of Bankers’ Acceptances	55
3.11	Special Provisions Regarding LIBOR Loans	57
3.12	Breakage Costs	59
3.13	Illegality	60
3.14	Mandatory Repayments	60

ARTICLE IV REPRESENTATIONS AND WARRANTIES		61
4.01	Representations and Warranties	61
4.02	Additional Representations and Warranties re US Companies	67
4.03	Survival of Representations and Warranties	68

ARTICLE V COVENANTS		68
5.01	Positive Covenants	68
5.02	Negative Covenants	73
-i-

(continued)
Page
5.03	Financial Covenants	78
5.04	Reporting Requirements	79
5.05	Material Subsidiaries	79

ARTICLE VI SECURITY		80
6.01	Form of Security	80
6.02	Landlord Agreements	84
6.03	General Provisions re Security and Registration	84
6.04	Opinions re Loan Documents	84
6.05	After-Acquired Property, Further Assurances	84
6.06	U.S. Mortgages	84
6.07	Release of Security	85

ARTICLE VII CONDITIONS PRECEDENT		85
7.01	Conditions Precedent to Effectiveness of this Agreement	85
7.02	Conditions Precedent to Effectiveness on the Third Closing Date	86
7.03	Conditions Precedent to the initial Advance under this Third Amended and Restated Credit Agreement	87
7.04	Conditions Precedent to all Advances	89

ARTICLE VIII DEFAULT AND REMEDIES		90
8.01	Events of Default	90
8.02	Acceleration; Additional Interest	92
8.03	Acceleration of Certain Contingent Obligations	92
8.04	Appropriation of Monies	92
8.05	No Further Advances	93
8.06	Judgment Currency	93
8.07	Remedies Cumulative	93
8.08	Performance of Covenants by Agent	93
8.09	Consultant	94

ARTICLE IX THE AGENT AND THE LENDERS		94
9.01	Decision-Making	94
9.02	Security	96
9.03	Parallel Debt	96
9.04	Application of Proceeds of Realization	97
9.05	Payments by Agent	97
9.06	Protection of Agent	98
9.07	Duties of Agent	101
9.08	Lenders’ Obligations Several; No Partnership	102
9.09	No Advisory or Fiduciary Responsibility.	102
9.10	Sharing of Information	103
9.11	Acknowledgement by Borrowers	103
9.12	Amendment to Article IX	103
9.13	Deliveries, etc.	103
9.14	Agency Fee	104
9.15	Other Fees	104

ARTICLE X CBA MODEL PROVISIONS		104
10.01	CBA Model Provisions Incorporated by Reference	104
10.02	Inconsistencies with CBA Model Provisions	105
10.03	Agent’s Recording Fee for Assignments	106
-ii-

(continued)
Page
ARTICLE XI GENERAL		106
11.01	Waiver	106
11.02	Governing Law	106
11.03	Expenses of Agent and Lenders	106
11.04	General Indemnity	107
11.05	Environmental Indemnity	107
11.06	Survival of Certain Obligations despite Termination of Agreement	108
11.07	Interest on Unpaid Costs and Expenses	108
11.08	Notice	108
11.09	Severability	110
11.10	Further Assurances	110
11.11	Time of the Essence	110
11.12	Tombstone Marketing	110
11.13	Entire Agreement; Waivers and Amendments to be in Writing	111
11.14	Inconsistencies with Security	111
11.15	Execution by Fax, Pdf and Counterparts	111
11.16	Binding Effect	111
11.17	Fondé de Pouvoir	112
11.18	Anti-Money Laundering Legislation	112
11.19	Public Filing of Agreement	112
11.20	Successors and Assigns	113
11.21	Documentation Requirements for Lenders to US Borrower	117
11.22	FATCA Information in Respect of the Parties	120
11.23	UK Matters	122

EXHIBIT A LENDERS AND LENDERS’ INITIAL COMMITMENTS	1

EXHIBIT B DRAWDOWN REQUEST	1

EXHIBIT C ROLLOVER NOTICE	1

EXHIBIT D CONVERSION NOTICE	1

EXHIBIT E REPAYMENT NOTICE	1

EXHIBIT F COMPLIANCE CERTIFICATE	1

EXHIBIT G FORM OF BA EQUIVALENT NOTE	1

EXHIBIT H CBA MODEL PROVISIONS	1

EXHIBIT I EXCLUDED SUBSIDIARIES	1

EXHIBIT J OUTSTANDING LETTERS OF CREDIT	1

EXHIBIT K-1 FORM OF U.S. TAX COMPLIANCE CERTIFICATE (FOR FOREIGN PARTICIPANTS THAT ARE NOT PARTNERSHIPS FOR U.S. FEDERAL INCOME TAX PURPOSES)	1

EXHIBIT K-2 FORM OF U.S. TAX COMPLIANCE CERTIFICATE (FOR FOREIGN PARTICIPANTS THAT ARE PARTNERSHIPS FOR U.S. FEDERAL INCOME TAX PURPOSES)	2

-iii-

(continued)
Page
EXHIBIT K-3 FORM OF U.S. TAX COMPLIANCE CERTIFICATE (FOR FOREIGN LENDERS THAT ARE PARTNERSHIPS FOR U.S. FEDERAL INCOME TAX PURPOSES)	3

EXHIBIT L FACILITY A READJUSTMENT NOTICE	4

-iv-

THIRD AMENDED AND RESTATED CREDIT AGREEMENT

THIS CREDIT AGREEMENT dated as of January 25, 2019 is made among:

THE DESCARTES SYSTEMS GROUP INC.,
as Canadian Borrower

- and -

DESCARTES SYSTEMS (USA) LLC,
as US Borrower

- and -

DESCARTES SYSTEMS UK LIMITED,
as UK Borrower

- and -

BANK OF MONTREAL, BANK OF MONTREAL, CHICAGO BRANCH, BANK OF MONTREAL, LONDON BRANCH, ROYAL BANK OF CANADA, BANK OF AMERICA, N.A., CANADA BRANCH, THE BANK OF NOVA SCOTIA, AND CANADIAN IMPERIAL BANK OF COMMERCE
as Lenders

- and -

SUCH OTHER LENDERS FROM TIME TO TIME AS MAY
BECOME PARTY TO THIS AGREEMENT,
as Lenders

- and -

BANK OF MONTREAL,
as Arranger, Sole Bookrunner and Administrative Agent

- and –

THE BANK OF NOVA SCOTIA AND BANK OF AMERICA, N.A,
CANADA BRANCH,
as Syndication Agents

WHEREAS capitalized terms used but not defined in these recitals have the meanings ascribed to them in Section 1.01 hereto;

AND WHEREAS the Canadian Borrower, the US Borrower, the UK Borrower, Descartes Systems Europe B.V., the Agent and the Lenders are parties to a second amended and restated credit agreement dated as of March 2, 2016 (the “Original Credit Agreement”);

AND WHEREAS the Canadian Borrower, the US Borrower, the UK Borrower, the Agent and the Lenders party hereto wish to amend and restate the Original Credit Agreement to, inter alia, delete Descartes Systems Europe B.V. as borrower hereunder and increase the authorized limits of the Facilities;

AND WHEREAS the Borrowers have requested that the Lenders provide the Facilities contemplated herein to for the purposes set forth herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contain the parties hereto agree as follows:

ARTICLE I
INTERPRETATION

1.01 Definitions

In this Agreement, the words and phrases set out in the CBA Model Provisions (as hereinafter defined) shall have the respective meanings set forth therein. In addition, the following words and phrases shall have the respective meanings set forth below:

“Acceleration Date” means the earlier of: (i) the occurrence of an Insolvency Event; and (ii) the delivery by the Agent to the Canadian Borrower of a written notice that the Credit Agreement Obligations are immediately due and payable, following the occurrence and during the continuation of an Event of Default other than an Insolvency Event;

“Acquisition” shall mean, with respect to any Company, any purchase or other acquisition, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an Equity Interest in, such other Person that such other Person becomes a Subsidiary of the purchaser thereof or of any of its Affiliates) or of all or substantially all of the Collateral of any other Person, or (b) any division or business of any other Person or of all or substantially all of the property, assets and undertaking of any division or business of any other Person;

“Adjusted EBITDA” means, in respect of any fiscal period of the Canadian Borrower, the consolidated net income of the Canadian Borrower (including, for certainty, all Companies) for such fiscal period before inclusion of:

(i)	interest expense (income),

(ii)	income tax expense (recovery),

(iii)	depreciation expense,

(iv)	amortization of intangible assets,

(v)	amortization of deferred compensation, stock-based compensation and related taxes,

(vi)	any extraordinary gains or losses,

(vii)	one time cash expenses relating to an Acquisition permitted herein together with any financing-related costs,

(viii)	restructuring charges,

(ix)	executive departure charges,

(x)	other non-cash items,

all (as described in this definition) without duplication, reviewed by the Canadian Borrower’s board of directors audit committee and disclosed in its quarterly public disclosure of financial results, and to the extent included in the calculation of such consolidated net income, provided that:

(1)
in respect of each Company which has become a Subsidiary of the Canadian Borrower (or substantially all of a Person’s assets have been purchased by a Subsidiary) in such fiscal period, Adjusted EBITDA (including all matters referred to in (i) to (x) above, if applicable) shall be determined as if such Company had been a Subsidiary (or acquired such assets) during the entire fiscal period including one-time adjustments related to cost savings; and

(2)
in respect of each Company which has ceased to be a Subsidiary of the Canadian Borrower (or substantially all of its assets have been sold) in such fiscal period, Adjusted EBITDA (including all matters referred to in (i) to (x) above, if applicable) shall be determined as if such Company had not been a Subsidiary during the entire fiscal period;

“Administrative Questionnaire” means an administrative questionnaire in a form supplied by the Agent;

“Advance” means an extension of credit by one or more of the Lenders to a Borrower pursuant to this Agreement, including for greater certainty an extension of credit in the form of a Loan, an Overdraft, a Bankers’ Acceptance, a BA Equivalent Loan or a Letter of Credit;

“Affiliates” is defined in the CBA Model Provisions;

“Agent” means Bank of Montreal in its capacity as the administrative agent hereunder and its successors in such capacity;

 “Agent Guarantees” means any and all Guarantees issued to the Agent which constitute a Loan Document;

“Agreement” means this third amended and restated credit agreement (including the exhibits and schedules) as it may be further amended, restated, supplemented or otherwise modified from time to time;

“Annual Business Plan” means, with respect to any Fiscal Year commencing after the Closing Date, a consolidated business plan in respect of the Canadian Borrower and its Subsidiaries for such Fiscal Year, in form and substance satisfactory to the Agent and the Required Lenders acting reasonably, including projections for such Fiscal Year, prepared on a quarterly basis in respect of revenue, tax liabilities, expenses, income statement, cash flow and balance sheet items and a detailed Capital Expenditure budget for such Fiscal Year, and including assumptions made in the formulation thereof;

“Applicable Law” is defined in the CBA Model Provisions;

“Applicable Margin” means, in respect of any Availment Option and in respect of any Fiscal Quarter, the percentage in the column relating to such Availment Option in the following table which corresponds to the Total Funded Debt to Adjusted EBITDA Ratio for such Fiscal Quarter described in the first column, determined in accordance with Section 3.01(d):

Level	Total Funded Debt to Adjusted EBITDA Ratio:	Applicable Margin for Canadian Dollar Prime-Based Loans, US Dollar Base Rate Loans and US Prime Rate Loans	Applicable Margin for Bankers’ Acceptances, BA Equivalent Loans, LIBOR Loans and Letters of Credit	Applicable Margin for Standby Fees
I	greater than or equal to 3.00 to 1	“XXX”	“XXX”	“XXX”
II	equal to or greater than 2.50 to 1 but less than 3.00 to 1	“XXX”	“XXX”	“XXX”
III	equal to or greater than 2.00 to 1 but less than 2.50 to 1	“XXX”	“XXX”	“XXX”
IV	equal to or greater than 1.00 to 1 but less than 2.00 to 1	“XXX”	“XXX”	“XXX”
V	less than 1.00 to 1	“XXX”	“XXX”	“XXX”

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender;

“Arm’s Length” has the meaning specified in the definition of “Non-Arm’s Length”;

“Asset Sale” means a sale, lease or sub-lease (as lessor or sublessor), assignment, conveyance, transfer or other disposition by a Company to, or any exchange of property by a Company with, any Person, in one transaction or a series of transactions, of all or any part of any Company’s business, assets or properties of any kind, whether real, personal, or mixed and whether tangible or intangible, including, without limitation, the Equity Interest of any Company, other than (i) inventory (and other assets) sold, licensed or leased in the ordinary course of business and consistent with past practice, (ii) dispositions of bad accounts or payment intangibles for collection purposes resulting from the compromise or settlement thereof in the ordinary course of business for less than the full amount thereof, and (iii) the abandonment of Intellectual Property in the ordinary course of business to the extent such abandonment does not individually or in the aggregate materially affect the ability of the applicable Company to operate its business or reduce the profitability of the Business;

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee and accepted by the Agent, in substantially the form of Exhibit A to the CBA Model Provisions or any other form approved by the Agent;

“Associate” means an “associate” as defined in the Business Corporations Act (Ontario);

“Availment Option” means a method of borrowing which is available to a Borrower as provided herein;

“BA Equivalent Loan” means an Advance in Canadian Dollars made by a Non-BA Lender to the Canadian Borrower in respect of which the Canadian Borrower has issued a BA Equivalent Note;

“BA Equivalent Note” means a non-interest bearing promissory note payable by the Canadian Borrower to a Non-BA Lender in the form of Exhibit G attached hereto;

“BA Lender” means a Lender identified in Exhibit A attached hereto as a Lender which will accept Bankers’ Acceptances hereunder;

“Bankers’ Acceptance” means a bill of exchange or a blank non-interest bearing depository bill as defined in the Depository Bills and Notes Act (Canada) drawn by the Canadian Borrower and accepted by a BA Lender in respect of which the Canadian Borrower becomes obligated to pay the face amount thereof to the holder (which may be a third party or such BA Lender) upon maturity;

“BIA” means the Bankruptcy and Insolvency Act (Canada);

“BMO” means Bank of Montreal and its successors and permitted assigns;

 “Borrowers” means, collectively, the Canadian Borrower, the US Borrower and the UK Borrower and “Borrower” means any of them;

“Business” means the business of the Canadian Borrower and each of its Subsidiaries, being the provision of technology or services in connection with global trade and compliance, supply chain management or mobile resource management;

“Business Day” means a day of the year, other than a Saturday, Sunday or other day on which banks are required or authorized to close in Toronto, Ontario, and, where used in the context of an Advance in US$, is also a day on which banks are not required or authorized to close in New York, New York, and where used in the context of an Advance in £, is also a day on which banks are not required or authorized to close in London, England, and with respect to any LIBOR Loan made in euros, “Business Day” shall mean a TARGET Banking Day;

“Canadian Borrower” means The Descartes Systems Group Inc., and its successors if approved in advance by each Lender provided such approval is not required if the successor name of the Canadian Borrower remains the same;

“Canadian Company” means a Company that exists pursuant to the laws of Canada or any Province thereof and “Canadian Companies” means all such Companies;

“Canadian Dollar Prime-Based Loan” means a loan made by a Lender to the Canadian Borrower in Canadian Dollars in respect of which interest is determined by reference to the Prime Rate, but excluding Advances in the form of Overdrafts and BA Equivalent Loans;

“Canadian Dollars”, “Cdn. Dollars”, or “Cdn $” means the lawful money of Canada;

“Capital Expenditures” means expenditures which are considered to be in respect of the acquisition or leasing of capital assets in accordance with GAAP, including the acquisition or improvement of Land, plant, machinery or equipment, whether fixed or removable;

“Capital Lease” means any lease of assets which in accordance with GAAP is required to be capitalized on the balance sheet of the lessee;

“Cash Equivalents” means:

(i)
marketable direct obligations issued by, or unconditionally guaranteed by, the governments of Canada or any province thereof or the United States or any agency or instrumentality of any of them, and backed by the full faith and credit of Canada or such province or the United States, as the case may be, in each case maturing within one year from the date of acquisition; and

(ii)
term deposits, certificates of deposit or overnight bank deposits having maturities of six months or less from the date of acquisition issued by any Lender or by any commercial bank organized under the laws of Canada or the United States or any state thereof having combined capital and surplus of not less than $300,000,000 or the Equivalent Amount in any other currency;

 “CBA Model Provisions” means the model credit agreement provisions attached hereto as Exhibit H, which have been revised under the direction of the Canadian Bankers’ Association Secondary Loan Market Specialist Group from provisions prepared by The Loan Syndications and Trading Association, Inc.;

“CBCA” means the Canada Business Corporations Act;

“CDOR Rate” means on any day the annual rate of interest which is the rate determined as being the arithmetic average of the quotations of all institutions listed in respect of the rate for Canadian Dollar denominated bankers’ acceptances for the relevant period displayed and identified as such on the “Reuters Screen CDOR Page” (as defined in the International Swap Dealer Association, Inc. definitions, as modified and amended from time to time) as of 10:00 a.m. Toronto, Ontario local time on such day and, if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Agent after 10:00 a.m. Toronto, Ontario local time to reflect any error in a posted rate of interest or in the posted average annual rate of interest with notice of such adjustment in reasonable detail evidencing the basis for such determination being concurrently provided to the Canadian Borrower). If such rates are not available on the Reuters Screen CDOR Page on any particular day, then the CDOR Rate on that day shall be calculated as the arithmetic mean of the rates applicable to Canadian Dollar denominated bankers’ acceptances for the relevant period publicly quoted for customers in Canada by those Lenders which are banks listed in Schedule I of the Bank Act (Canada) as of 10:00 a.m. Toronto, Ontario local time on such day or, if such day is not a Business Day, then on the immediately preceding Business Day. Notwithstanding the foregoing, in no case shall the CDOR Rate be less than zero;

“Change of Control” means the occurrence of the following: any Person or group of Persons acting jointly or in concert (within the meaning of Part XX of the Securities Act (Ontario)) shall have acquired beneficial ownership or control of 50.1% or more of the issued and outstanding shares of capital stock of the Canadian Borrower and, in connection with such acquisition (or within a period of two years thereafter), the directors of the Canadian Borrower at the time immediately preceding such Acquisition cease to constitute a majority of the directors of the Canadian Borrower;

“CFC” means a Non-US Company that is a controlled foreign corporation within the meaning of Section 957 of the Code;

“CFC Holding Company” means any Company substantially all of the assets of which consist of Equity interests in Non-US Companies that constitute CFCs;

“Closing Date” means March 7, 2013;

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and the Treasury Regulations promulgated thereunder;

“Collateral” means all property, assets and undertaking of the Obligors (or, as applicable, any given Company) or any other Person, together with all proceeds thereof;

“Commitment” means, in respect of any Lender, such Lender’s commitment to make Advances to the Borrowers under all Facilities (or if required by the context, to a Borrower under any Facility or Tranche);

“Companies” means the Canadian Borrower and all of its Subsidiaries from time to time; and “Company” means any one of them as the context requires;

“Compliance Certificate” means a certificate substantially in the form of Exhibit F completed and delivered by the chief financial officer or other senior officer of the Canadian Borrower to the Agent;

“Contingent Obligation” means, as to any Person, any obligation, whether secured or unsecured, of such Person guaranteeing or indemnifying, or in effect guaranteeing or indemnifying, any indebtedness, leases, dividends, letters of credit or other monetary obligations (the “primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person as an account party in respect of a letter of credit or letter of guarantee issued to assure payment by the primary obligor of any such primary obligation and any obligations of such Person, whether or not contingent, (a) to purchase any such primary obligation or any Collateral constituting direct or indirect security therefor, (b) to advance or supply funds for the purchase or payment of any such primary obligation or to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (c) to purchase Collateral, securities or services primarily for the purpose of assuring the obligee under any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or (d) otherwise to assure or hold harmless the obligee under such primary obligation against loss in respect of such primary obligation; provided, however, that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business;

“Control” is defined in the CBA Model Provisions (and “controlled” has a corresponding meaning);

“Controlled Group” in respect of any Company operating in the United States and includes all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with such Company or any of its Subsidiaries, are treated as a single employer under Section 414(b) or (c) of the Revenue Code;

“Conversion” means the substitution of one Availment Option in respect of any particular outstanding Loan for another Availment Option, which shall not constitute a fresh or new Advance;

“Conversion Date” means the date specified by a Borrower as being the date on which such Borrower has elected to convert one type of Advance into another type of Advance and which shall be a Business Day;

“Conversion Notice” means a notice substantially in the form of Exhibit D completed and delivered by a Borrower to the Agent for the purposes of requesting a Conversion;

 “CRD IV/CRR” means (a) Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms, and (b) Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms;

“Credit Agreement Obligations” means, at any time and without duplication, all direct and indirect, contingent and absolute obligations and liabilities of the Companies to the Agent and the Lenders (or if the context requires, to any Lender) under or in connection with this Agreement and the Loan Documents (specifically including for greater certainty all Guarantees provided hereunder) at such time, specifically including the Outstanding Advances, all accrued and unpaid Interest thereon, and all fees, expenses and other amounts payable pursuant to this Agreement and the Loan Documents; provided that if otherwise specified or required by the context, “Credit Agreement Obligations” shall mean any portion of the foregoing;

“DCC” means Dutch Civil Code;

“Debt” means, with respect to any Person, without duplication, the aggregate of the following amounts, at the date of determination: (a) all indebtedness of such Person for borrowed money; (b) all obligations of such Person for the deferred purchase price of Property or services which constitute indebtedness including any Earn Out Obligations to the extent due and payable (but excluding, for greater certainty, trade payables and accrued expenses incurred in the ordinary course of business); (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (d) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to Property acquired by such Person (whether or not the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such Property); (e) all obligations of such Person pursuant to Purchase- Money Security Interests and Capital Leases (but, for clarity, not with respect to operating leases); (f) all reimbursement obligations, contingent or otherwise, of such Person under acceptance, letter of credit and similar facilities; (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any partnership or shareholder or other equity interests of such Person (for greater certainty, not including obligations with respect to unexercised options, including, for greater certainty, any put options in favour of management of the Companies and rights of first refusal and where conditions precedent to the obligations have not occurred); (h) all Contingent Obligations of such Person; and (i) any other obligation arising under arrangements or agreements that, in substance, provide financing to such Person;

“Default” is defined in the CBA Model Provisions;

“Descartes Systems Europe B.V.” means Descartes Systems Europe B.V., limited liability company (besloten vennootschap), incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in the municipality of Amsterdam, the Netherlands, registered with the trade register (handelsregister) of the Dutch chamber of commerce (Kamer van Koophandel) under number 30109305;

 “Distribution” means the amount of (i) any dividend other than a stock dividend on issued shares of a Person; (ii) the purchase, redemption or retirement price of any issued shares of a Person; (iii) the purchase, redemption or retirement price of any partnership units redeemed or retired of a Person; (iv) any distribution, payment, repayment, loan or advance of any nature or kind by (x) any Person which is a partnership to one or more of its partners, and/or (y) any Person which is a limited partnership to one or more of its limited partners and/or its general partner, as the case may be or (v) any membership interest by a Person which is a cooperative to one or more of its members;

“Drawdown Date” means the date on which a Drawdown is made by a Borrower pursuant to the provisions hereof and which shall be a Business Day;

“Drawdown Request” means a notice substantially in the form of Exhibit B completed and delivered by a Borrower to the Agent for the purpose of requesting an Advance;

“Earn Out Obligations” means and includes any earn out obligations, performance payments or similar obligations of any Company to any one or more sellers of the applicable assets or Equity Interests arising out of or in connection with an Acquisition;

“Eligible Assignee” means any Person (other than a natural person, any Company or any Affiliate of an Company), in respect of which any consent that is required by Section 11.20(b) has been obtained;

“Equity Interest” means (i) in the case of any corporation, any and all capital stock and any securities exchangeable for or convertible into capital stock, (ii) in the case of an association or business entity, any and all shares, interests, membership interests, participation rights or other equivalents of corporate stock (however designated) in or to such association or entity, (iii) in the case of a partnership, limited liability company or unlimited liability company, partnership or membership interests (whether general or limited), as applicable, (iv) in the case of a trust, any and all units, and (v) any other equity interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person, and including, in all of the foregoing cases described in clauses (i), (ii), (iii), (iv) or (v), any warrants, rights or other options to purchase or otherwise acquire any of the interests described in any of the foregoing cases;

“Equivalent Amount” means, in relation to an amount in one currency, the amount in another currency that could be purchased by the amount in the first currency determined by reference to the applicable Exchange Rate at the time of such determination;

“ERISA” means the Employee Retirement Income Security Act of 1974 (United States) as amended from time to time, or any successor statute thereto, and the regulations and published interpretations thereof;

“EU” means the European Union;

“euro” means the single currency unit of the Participating Member States;

“European Companies” means any Companies organized and existing under the laws of any country which is a member of the European Union and “European Company” means any one of these;

“European Guarantor” means a European Company that has provided to the Agent a Guarantee of the Obligations of the Borrowers;

“Event of Default” is defined in Section 8.01;

“Exchange Rate” means, on the date of determination of any amount of currency to be converted into another currency pursuant to this Agreement for any reason, or vice-versa, the spot rate of exchange for converting such currency into such other currency as reasonably determined by the Agent on the applicable day of the month in which such conversion is required;

“Excluded Subsidiary” means (i) each Company that is organized under the laws of a country located in Africa, Asia or the Middle East regardless of whether or not it qualifies as a Material Subsidiary, and (ii) each Company that is set out in Exhibit I or that is subsequently designated pursuant to the provisions of Section 5.05(a) until it becomes a Material Subsidiary and “Excluded Subsidiaries” means all such Subsidiaries. As of the Fourth Closing Date, the Excluded Subsidiaries are identified on Exhibit I;

“Excluded US Borrower Taxes” means, with respect to the Agent, any Lender, the Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of an Obligor hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Borrower is located, (c) any U.S. federal withholding Taxes imposed on amounts payable to or for the account of a Lender with respect to an applicable interest in a Loan pursuant to a law in effect on the date on which such Lender acquires such interest in the Loan, (d) any Taxes imposed due to a failure by a Lender to comply with its obligations under Section 11.21 hereof, and (e) any U.S. federal withholding Taxes imposed under FATCA;

“Existing Letters of Credit” means the letters of credit identified on Exhibit J;

“Facilities” means, collectively, Facility A-Non-Swingline Tranche, Facility A-Tranche 1, Facility A-Tranche 2, Facility A-Tranche 3 and the Swingline and “Facility” means either of them as the context requires;

“Facility A” is defined in Section 2.01;

“Facility A Lenders” means those Lenders which have issued Commitments to extend credit under Facility A;

“Facility A Maximum Amount” means Three Hundred and Fifty Million Dollars ($350,000,000) or such lesser or greater amount based on adjustments made by the Borrowers from time to time in accordance with the terms hereof;

“Facility A-Non-Swingline Tranche” means the portion of Facility A other than the Swingline;

“Facility A-Non-Swingline Tranche Maximum Amount” means, as of the Fourth Closing Date, $330,000,000 or such lesser or greater amount based on adjustments (including reductions in the Swingline, which reductions shall increase the Facility A-Non-Swingline Tranche Maximum Amount on a dollar for dollar basis) made by the Borrowers from time to time in accordance with the terms hereof;

“Facility A Readjustment Notice” means a notice delivered by the Borrowers to the Agent in the form of Exhibit L;

“Facility A-Tranche 1” is defined in Section 2.01;

“Facility A-Tranche 1 Maximum Amount” means $300,000,000 or such lesser or greater amount based on adjustments made by the Borrowers from time to time in accordance with a Facility A Readjustment Notice or otherwise in accordance with the terms hereof;

“Facility A-Tranche 2” is defined in Section 2.01;

“Facility A-Tranche 2 Maximum Amount” means $50,000,000 or such lesser or greater amount based on adjustments made by the Borrowers from time to time in accordance with a Facility A Readjustment Notice or otherwise in accordance with the terms hereof;

“Facility A-Tranche 3” is defined in Section 2.01;

“Facility A-Tranche 3 Maximum Amount” means $0 or such lesser or greater amount based on adjustments made by the Borrowers from time to time in accordance with a Facility A Readjustment Notice or otherwise in accordance with the terms hereof;

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code;

“FATCA Deduction” means a deduction or withholding from a payment under a Loan Document required by FATCA;

“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction;

“Federal Funds Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of one percent) of the per annum interest rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers as published in respect of such day on the next succeeding Business Day by the Federal

Reserve Bank of New York or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of one percent) of the quotations for such day for such transactions received by the Agent from three federal funds brokers of recognized standing selected by it. Notwithstanding the foregoing, in no case shall the Federal Funds Rate be less than zero;

“Financial Assistance” means, without duplication and with respect to any Person, all loans granted by that Person and guarantees or Contingent Obligations incurred by that Person for the purpose of or having the effect of providing financial assistance to another Person or Persons and for greater certainty “Financial Assistance” shall include any guarantee of any third party lease obligations;

“Financial Covenant” is defined in Section 1.03(b).

“First-Ranking Security Interest” in respect of any Collateral means a Lien in such Collateral which is registered where necessary or desirable to record and perfect the charges contained therein (to the extent that such charges are capable of perfection under Applicable Law) and which ranks in priority to all other Liens in such Collateral except for any Permitted Liens;

“Fiscal Quarter” means a fiscal quarter of the Canadian Borrower ending on the last day of April, July, October or January in each Fiscal Year;

“Fiscal Year” means a fiscal year of the Canadian Borrower ending on the last day of January in each year;

“Flood Insurance Laws” means (i) the National Flood Insurance Act of 1968 as now or hereafter in effect or any successor statute thereto, (ii) the Flood Disaster Protection Act of 1973 as now or hereafter in effect or an successor statute thereto, (iii) the National Flood Insurance Reform Act of 1994 (amending 42 USC 4001, et seq.), as the same may be amended or recodified from time to time, and (iv) the Flood Insurance Reform Act of 2004 and any regulations promulgated thereunder.

“Four Quarter Period” means as at the last day of any particular Fiscal Quarter of the Canadian Borrower, the period of four consecutive Fiscal Quarters which includes the Fiscal Quarter ending as of the date of such calculation (including the last day thereof) and the immediately preceding three Fiscal Quarters;

“Fourth Closing Date” means January 25, 2019;

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business;

“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time;

“Governmental Authority” is defined in the CBA Model Provisions;

“Guarantee” means any agreement by which any Person assumes, guarantees, endorses, contingently agrees to purchase or provide funds for the payment of, or otherwise becomes liable upon, the obligation of any other Person, or agrees to maintain the net worth or working capital or other financial condition of any other Person or otherwise assures any creditor of such Person against loss, and shall include any contingent liability under any letter of credit or similar document or instrument;

“Guarantors” means, collectively, each Company that has provided a Guarantee in favour of the Agent of the Obligations of the Borrowers (or of the other Borrower) and “Guarantor” means any individual Company that has provided a Guarantee;

“Hazardous Materials” means any contaminant, pollutant, waste or substance that is likely to cause immediately or at some future time harm or degradation to the surrounding environment or risk to human health; and without restricting the generality of the foregoing, including any pollutant, contaminant, waste, hazardous waste or dangerous goods that is regulated by any Requirements of Environmental Law or that is designated, classified, listed or defined as hazardous, toxic, radioactive or dangerous or as a contaminant, pollutant or waste by any Requirements of Environmental Law;

“Hedging Agreements” means for any period for any Company any arrangement or transaction between such Company and any other person that is an interest rate swap transaction, basis swap, forward interest rate transaction, commodity swap, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency interest rate swap transaction, currency option, equity hedges relating to management share grant programs or any similar transaction (including any option with respect to any of such transactions or arrangements) designed to protect or mitigate against risks in interest, currency exchange or commodity price fluctuations and includes Interest Rate Hedging Agreements;

“Hedging Obligations” means all obligations of the Companies to any Person that was a Lender or an Affiliate thereof at the time of entering a Hedging Agreement pursuant to or arising in connection with Hedging Agreements made between a Company and any Person that was a Lender or any Affiliate of a Lender at the time of entering such Hedging Agreement;

“IFRS” means International Financial Reporting Standards;

“Indemnitees” means the Lenders, the Agent and their respective successors and assignees, any agent of any of them (specifically including a receiver or receiver-manager) and the respective officers, directors and employees of the foregoing;

“Insolvency Event” means, in respect of any Company:

such Company ceases to carry on its business; or commits an act of bankruptcy or becomes insolvent (as such terms are used in the BIA); or a moratorium is declared in respect of its indebtedness (which includes surseance verleend); or makes an assignment for the benefit of creditors, files a petition in bankruptcy, makes a petition or application for the making of an administration order; makes a proposal or commences a proceeding under Insolvency Legislation; or petitions or applies to any tribunal for, or consents to, the appointment of any receiver, administrative receiver, trustee or similar liquidator in respect of all or a substantial part of its property; or admits the material allegations of a petition or application filed with respect to it in any proceeding commenced in respect of it under Insolvency Legislation; or admits the inability to pay its debts as they fall due (including the filing of any notice under section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990) (“TCA”) or section 60 paragraphs 2 and/or 3 of the Social Insurance Financing Act of the Netherlands (Wet Financiering Sociale Verzekeringen) in conjunction with section 36 of the TCA); or takes any corporate action for the purpose of effecting any of the foregoing; or takes any corporate action for the purpose of effecting any of the foregoing; or

●
any proceeding or filing is commenced against such Company seeking to have an order for relief entered against it as debtor or to adjudicate it a bankrupt or insolvent (which includes an entity being declared bankrupt (failliet verklaard), dissolved (ontbonden) or subjected to emergency regulations (noodregeling) on the basis of the Dutch Act on Financial Supervision (Wet op het Financieel Toezicht)) or seeking liquidation, winding-up, reorganization, arrangement, adjustment, composition of it or its debts under any Insolvency Legislation (which includes an entity being declared bankrupt (failliet verklaard), dissolved (ontbonden) or subjected to emergency regulations (noodregeling) on the basis of the Dutch Act on Financial Supervision (Wet op het Financieel Toezicht)), or seeking a moratorium of its indebtedness (which includes (voorlopige) surseance van betaling) or seeking appointment of a receiver, trustee (which includes a curator and a beoogd curator), administrator (which includes a bewindvoerder and a stille bewindvoerder), custodian or other similar official for it or any of its property or assets unless (i) such Company is diligently defending such proceeding in good faith and on reasonable grounds and (ii) such proceeding remains undismissed or unstayed for a period of 30 days;

“Insolvency Legislation” means legislation in any applicable jurisdiction relating to reorganization, arrangement, compromise or re-adjustment of debt, dissolution or winding-up, or any similar legislation and specifically includes, without limitation, the BIA, the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), the Bankruptcy Code (United States), the Insolvency Act 1986 (UK) and the Insolvency Act (Faillissementswet) (Netherlands);

“Intellectual Property” means all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other forms of intellectual property of a Company, specifically including, as at the date of this Agreement, each item of intellectual property listed in Schedule 4.01(l);

“Intercompany Debt” means Debt owing (i) by any Obligor to another Obligor; (ii) by any Subsidiary which is not an Obligor to another Subsidiary which is not an Obligor; (iii) by any Excluded Subsidiary to an Obligor; (iv) by any Obligor to a Subsidiary which is not an Obligor; and provided that no such Debt will be incurred should there exist a Default or an Event of Default and provided that the amount of any and all of the aforesaid debt in subsection (iv) complies with the $10,000,000 limit set forth in Section 5.02(f)(ii);

“Interest” means interest on loans, stamping fees in respect of bankers’ acceptances, the difference between the proceeds received by the issuers of bankers’ acceptances and the amounts payable upon the maturity thereof, issuance fees in respect of letters of credit, and any other charges or fees in connection with the extension of credit which are determined by reference to the amount of credit extended, plus standby fees in respect of the unutilized portion of any credit facility; provided that, “Interest” shall not include capitalized interest (for greater certainty, being interest which is accrued but not paid), agency fees, arrangement fees, structuring fees, fees relating to the granting of consents, waivers, amendments, extensions or restructurings, the reimbursement of costs and expenses, and any similar amounts which may be charged from time to time in connection with the establishment, administration or enforcement of the Facilities;

“Interest Coverage Ratio” means, in respect of any Four Quarter Period of the Canadian Borrower on a consolidated basis, the ratio of: (i) Adjusted EBITDA in the fiscal period less (a) Capital Expenditures made by the Canadian Borrower during such fiscal period except to the extent funded by Advances under Facility A, insurance proceeds and the proceeds of Asset Sales permitted under this Agreement, (b) cash Taxes paid or payable by the Canadian Borrower during such fiscal period, and (c) capitalized research and development expenditures; to (ii) Interest Expense;

“Interest Expense” means, for the Canadian Borrower and the Companies on a consolidated basis, the aggregate amount of interest and other financing charges paid or, if not paid, payable, on account of such period with respect to Debt including interest, amortization of discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee and bankers’ acceptance financing, standby fees, the interest component of Capital Leases and regularly scheduled net payments (if any) (other than any termination payments) pursuant to Interest Rate Hedging Agreements, all as determined by and in accordance with GAAP;

“Interest Rate Hedging Agreements” means agreements for the purpose of hedging interest rate risk, including interest rate exchange agreements (commonly known as “interest rate swaps”) and forward rate agreements; and for greater certainty, including interest rate exchange agreements in US Dollars (commonly known as “cross currency swaps”);

“Interim Financial Statements” in respect of any Fiscal Quarter means, in respect of any Person, the unaudited financial statements of such Person on a consolidated basis in respect of such Fiscal Quarter (and also on a year-to-date basis in respect of such Fiscal Quarter and all previous Fiscal Quarters in the same Fiscal Year);

“Investment” means: (i) an investment made or held by a Person, directly or indirectly, in another Person (whether such investment was made by the first-mentioned Person in such other Person or was acquired from a third party); (ii) a contribution of capital; (iii) the acquisition or holding of common or preferred shares, debt obligations, partnership interests, membership interests and interests in joint ventures; and (iv) the making of a loan or an advance to a Person; and (v) the acquisition of all or substantially all of the assets used in connection with a business;

“ISDA Master Agreement” means the 1992 ISDA Master Agreement (Multi-Currency – Cross Border) or the 2002 ISDA Master Agreement, each as published by the International Swaps and Derivatives Association, Inc., each as amended or replaced from time to time and, where the context permits or requires, includes all schedules, supplements, annexes and confirmations attached thereto or incorporated therein, including without limitation, any credit support annex;

“Issuing Bank” means BMO;

“Land” means real property (including a leasehold interest in land) and all buildings, improvements, fixtures and plant situated thereon;

“Landlord Agreement” means an agreement in form and substance satisfactory to the Agent, acting reasonably, given by the landlord of a Leased Property in favour of the Agent, which shall include, without limitation, the following provisions (except to the extent otherwise agreed by the Agent, acting reasonably): such landlord’s consent to the granting of a security interest in the lease by the Company which is a tenant thereunder in favour of the Agent, such landlord’s agreement to give written notice to the Agent in respect of and a reasonable opportunity to cure any default before terminating the lease, and such landlord’s agreement to waive (or subordinate and defer the enforcement of) its rights and remedies and any security it may hold in respect of any assets owned by such Company located on such Leased Property or affixed to such Leased Property which the tenant is entitled to remove under Applicable Law or pursuant to the terms of the lease;

“Laws” means all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, or any provisions of such laws, including general principles of common and civil law and equity or policies or guidelines, to the extent such policies or guidelines have the force of law, binding on the Person referred to in the context in which such word is used and “Law” means any of the foregoing;

“Leased Property” means a parcel of Land leased by an Obligor as tenant which does not include premises used as retail stores or office space and “Leased Properties” means all of the foregoing properties;

“Lender BA Suspension Notice” is defined in Section 3.10;

“Lender-Related Distress Event” means, with respect to any Lender or any Person that directly or indirectly controls such Lender (each a “Distressed Person”), a voluntary or involuntary case with respect to such Distressed Person under any Insolvency Legislation or a custodian, conservator, receiver or similar official is appointed for such Distressed Person or any substantial part of such Distressed Person’s assets, or such Distressed Person is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guaranties or other support (including, without limitation, the nationalization or assumption of ownership or operating control by the government of Canada, the United States or other Governmental Authority), or such Distressed Person makes a general assignment for the benefit of its creditors or is otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Distressed Person or its assets to be, insolvent, bankrupt, or deficient in meeting any capital adequacy or liquidity standard of any such governmental authority. For purposes of this definition, control of a Person shall have the same meaning as in the last sentence of the definition of “Affiliate”;

“Lenders” means the lenders identified in Exhibit A attached hereto and any other Persons which may from time to time become lenders in accordance with the terms of this Agreement and their respective successors and permitted assigns; and “Lender” means any of them as the context requires;

“Letter of Credit” means a stand-by letter of guarantee or documentary letter of credit issued at the request of and on behalf of the Canadian Borrower by the Issuing Bank;

“Letter of Credit Reimbursement” is defined in Section 2.13(c);

“LIBO Rate” means, with respect to any LIBOR Interest Period applicable to a LIBOR Loan, the rate determined by the Agent, based on a 360-day year (or 365-day year in the case of £), as the interest rate per annum appearing on the LIBOR01 Page/Thomson Reuters Screen Page 3750 (or if two or more rates appear on the Thomson Reuters Screen Page 3750 the arithmetic means of such rates) in the case of a LIBOR Loan denominated in US Dollars, £ or euros, for a period equal to the number of days in the applicable LIBOR Interest Period, for deposits (for delivery on the first day of such period) in US Dollars, £ or euros of amounts comparable to the principal amount of such LIBOR Loan to be outstanding during such LIBOR Interest Period, at or about 11:00 a.m. (London, England time) on the second full Business Day preceding the commencement of such LIBOR Interest Period. If neither the LIBOR01 Page/Thomson Reuters Screen Page 3750 nor any successor or similar service is available, “LIBO Rate” shall mean, with respect to any LIBOR Interest Period applicable to a LIBOR Loan, the rate determined by the Agent, based on a 360-day year (or 365-day year in the case of £), at which the Agent, in accordance with its normal practice, would be prepared to offer to leading banks in the London interbank market for delivery by the Agent on the first day of the applicable LIBOR Interest Period for a period equal to the number of days in such LIBOR Interest Period, deposits in US Dollars, £ or euros, as the case may be, (for delivery on the first day of such period) of amounts comparable to the principal amount of such LIBOR Loan to be outstanding during such LIBOR Interest Period, at or about 11:00 a.m. (London, England time) on the second full Business Day preceding the commencement of such LIBOR Interest Period. Notwithstanding the foregoing, in no case shall the LIBO Rate be less than zero;

“LIBOR Interest Period” means, with respect to each LIBOR Loan, the initial period (subject to availability) of approximately 1, 2 or 3 months in the case of US Dollars and 3 or 6 months in the case of euros or £ or such other periods as selected by a Borrower and notified in writing to the Agent commencing on and including the Drawdown Date, Conversion Date or Rollover Date, as the case may be, applicable to such LIBOR Loan and ending on and excluding the last day of such initial period, and thereafter, each successive period (subject to availability) of approximately 1, 2, 3 or 6 months, as aforesaid and as selected by a Borrower and notified to the Agent in writing commencing on the last day of the prior LIBOR Interest Period; provided however that:

●	in the case of a Rollover, the last day of each LIBOR Interest Period shall also be the first day of the next LIBOR Interest Period;

●
the last day of each LIBOR Interest Period shall be a Business Day and if not, a Borrower shall be deemed to have selected a LIBOR Interest Period the last day of which is the first Business Day following the last day of the LIBOR Interest Period selected by such Borrower, unless such first Business Day is in a succeeding calendar month, in which case, the last day of such LIBOR Interest Period shall be the immediately preceding Business Day; and

●	notwithstanding any of the foregoing, the last day of each LIBOR Interest Period shall be on or before the Maturity Date;

“LIBOR Loan” means an Advance made by a Lender to a Borrower in US Dollars, £ or euros in accordance with the provisions hereof, bearing interest by reference to the LIBO Rate;

“LIBOR Period” means, in respect of a LIBOR Loan, the period commencing on the date of the Advance of such LIBOR Loan and ending on the scheduled maturity date of such LIBOR Loan, it being understood that references to the “Maturity of LIBOR Loan” and similar phrases mean for such LIBOR Loan, the last day of the applicable LIBOR Period;

“LIBOR01 Page” means the display designated as “LIBOR01 Page” on Thomson Reuters (or such other page as may replace the LIBOR01 Page on that service or such other service as may be nominated by the ICE Benchmark Administration Limited as the information vendor for the purpose of displaying the ICE Benchmark Administration Limited Interest Settlement Rates for U.S. Dollar deposits);

“Lien” means: (i) a lien, charge, mortgage, pledge, security interest, debenture, hypothec, charge or conditional sale agreement; (ii) an assignment, lease, consignment, trust or deemed trust that secures payment or performance of an obligation; (iii) a garnishment; and (iv) any other encumbrance of any kind;

“Loan” means a Canadian Dollar Prime-Based Loan, a US Dollar Base Rate Loan, a US Prime Rate Loan or a LIBOR Loan;

“Loan Documents” means (a) this Agreement, the Security, all Guarantees delivered by any Company pursuant to this Agreement; and each document, agreement, instrument and certificate delivered to the Agent by a Company on the Closing Date, the Second Closing Date, the Third Closing Date or the Fourth Closing Date; (b) any fee letters issued from time to time; and (c) all present and future security agreements, other agreements, documents, certificates and instruments delivered by any Company to the Agent or the Lenders from time to time pursuant to, or in respect of the agreements and documents referred to in clause (a); in each case as the same may from time to time be supplemented, amended or restated, and “Loan Document” shall mean any one of the Loan Documents;

“Market Value” means the amount, if any, that a Person would be required to pay in accordance with the applicable Lender’s usual practice in respect to any Hedging Agreement in order to terminate the Hedging Agreement as a result of the Person being “out of the money” on a mark to market valuation of the Hedging Agreement;

“Material Adverse Change” means any change or event which constitutes a material adverse change in the business, operations, condition (financial or otherwise) or properties of the Companies taken as a whole which could materially impair the ability of the Companies (taken as a whole) to timely and fully perform their obligations under the Loan Documents, or materially impair the ability of the Agent or the Lenders to enforce their rights and remedies under this Agreement or the Loan Documents;

“Material Contract” means an agreement made between a Company and another Person which if terminated would result, or would have a reasonable likelihood of resulting, in a Default, an Event of Default or a Material Adverse Change, specifically including, as at the date of this Agreement, each agreement listed in 4.01(n);

“Material Permit” means a licence, permit, approval, registration or qualification granted to or held by a Company which if terminated would result, or would have a reasonable likelihood of resulting, in a Default, an Event of Default or a Material Adverse Change; specifically including, as at the date of this Agreement, each licence, permit, approval, registration or qualification listed in Schedule 4.01(h);

“Material Subsidiary” means (i) any Subsidiary of the Canadian Borrower, other than one organized under the laws of a country located in Africa, Asia or the Middle East, whose Adjusted EBITDA constitutes at least 5% of the Canadian Borrower’s consolidated Adjusted EBITDA, and (ii) any additional Subsidiaries (other than Excluded Subsidiaries) which need to be included in order that all Material Subsidiaries constitute at least 70% of the Canadian Borrower’s consolidated Adjusted EBITDA, and “Material Subsidiaries” means all of such Subsidiaries. As of the Fourth Closing Date, the Material Subsidiaries are identified in Schedule 4.01(z);

“Maturity Date” means January 18, 2024;

“Maximum Commitment Increase Amount” means the aggregate amount of One Hundred Fifty Million Dollars ($150,000,000);

“Minor Title Defects” in respect of any parcel of Land means encroachments, restrictions, easements, rights-of-way, servitudes and defects or irregularities in the title to such Land which are of a minor nature and which, in the aggregate, will not materially impair the use of such Land for the purposes for which such Land is held by the owner thereof;

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“MSR Transactions” means those transactions of purchase and sale provided for in the MSR Purchase Agreement;

“Multiemployer Plan” means a plan described in Section 4001(a)(3) of ERISA;

“Negative Mark to Market Liability” means with respect to a Hedging Agreement, on any day on which the Mark to Market Liability is calculated, the amount, if any, that would be payable by the applicable Borrower to the applicable Lender (or its Affiliate) in respect of all Hedging Agreement obligations, estimated by making at mid-market the calculations required by section 6(e)(ii)(2)(A) of the ISDA Master Agreement, as if such ISDA Master Agreement were being terminated as a result of a Termination Event with two Affected Parties on the day of calculation. For purposes of this definition, capitalized terms used in this definition and not otherwise defined in this Agreement shall have the meanings ascribed to them in the ISDA Master Agreement.

“Net Asset Sale Proceeds” means, with respect to any Asset Sale, an amount equal to: (i) cash payments received by any Company from such Asset Sale, less (ii) any bona fide direct costs incurred in connection with such Asset Sale to the extent paid or payable to non-Affiliates of any of the Companies;

“New Lender” has the meaning specified in Section 2.08(e);

“Non-Arm’s Length” and similar phrases have the meaning attributed thereto for the purposes of the Income Tax Act (Canada); and “Arm’s Length” shall have the opposite meaning;

“Non-BA Lender” means a Lender identified in Exhibit A attached hereto as a Lender which will make BA Equivalent Loans instead of accepting Bankers’ Acceptances hereunder;

“Non-Funding Lender” means, subject to cure as provided for in the last sentence of Section 9.06(m), any Lender that (a) has failed to (i) fund all or any portion of its payments or Advances required by it to be made hereunder within two Business Days of the date such payments or Advances were required to be funded hereunder unless such Lender notifies the Agent and the Borrowers in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Agent, the Issuing Bank, the Swingline Lender or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit or Swingline Advances) within two Business Days of the date when due, (b) has notified the Borrowers, the Agent or the Issuing Bank or the Swingline Lender in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a payment or Advance hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three Business Days after written request by the Agent or the Borrowers, to confirm in writing to the Agent and the Borrowers that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Non-Funding Lender pursuant to this clause (c) upon receipt of such written confirmation by the Agent and the Borrowers), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any debtor relief law, or (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including any provincial, state or federal regulatory authority acting in such a capacity; provided that a Lender shall not be a Non-Funding Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Non-Funding Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Non-Funding Lender (subject to cure as provided for in the last sentence of Section 9.06(m)) upon delivery of written notice of such determination to the Borrowers, the Issuing Bank, the Swingline Lender and each Lender;

“Non-US Company” means any Company other than a US Company;

“Obligations” means, at any time and without duplication: (i) all direct and indirect, contingent and absolute obligations and liabilities of the Companies to the Agent and the Lenders (or if the context requires, to any Lender) under or in connection with this Agreement and the Loan Documents (specifically including for greater certainty all Guarantees provided hereunder) at such time, specifically including the Outstanding Advances, all accrued and unpaid Interest thereon, and all fees, expenses and other amounts payable pursuant to this Agreement and the Loan Documents; plus (ii) the Hedging Obligations (if any) at such time; plus (iii) any obligations under Service Agreements at such time; provided that if otherwise specified or required by the context, “Obligations” shall mean any portion of the foregoing

“Obligors” means, collectively, the Borrowers and the Guarantors and “Obligor” means any one of the foregoing;

“OFAC” means The Office of Foreign Assets Control of the US Department of the Treasury;

“Outstanding Advances” means, at any time, the aggregate of all obligations of the Borrowers to the Lenders (or if the context requires, to any Lender) in respect of all Advances (including, without limitation, extension of credit in the form of a Letter of Credit) made under the Facilities (or if the context requires, under any Facility or any Tranche) which have not been repaid or satisfied at such time, determined as follows: (i) in the case of Canadian Dollar Prime-Based Loans and Overdrafts in Canadian Dollars, the Equivalent Amount thereof expressed in US Dollars; (ii) in the case of Bankers’ Acceptances, BA Equivalent Notes and Letters of Credit, the Equivalent Amount expressed in US Dollars; (iii) in the case of LIBOR Loans made in £ or euros, the Equivalent Amount expressed in US Dollars, and (iv) in the case of US Dollar Base Rate Loans, US Prime Rate Loans and US Dollar LIBOR Loans, the principal amount thereof;

“Overdraft” means indebtedness of the Canadian Borrower to the Swingline Lender arising in connection with all amounts debited to all accounts established by the Canadian Borrower with the Swingline Lender pursuant to the Swingline, including without limitation all cheques, transfers, withdrawals, Interest, costs, charges and fees debited to such accounts;

“Owned Properties” means all Land owned by the Companies from time to time; and “Owned Property” means any of the Owned Properties as the context requires;

“Participant” has the meaning assigned to such term in Section 11.20(e);

“Participating Member State” means any member state of the European Union that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union;

“Party” means a party to the Loan Documents;

“PBGC” means the Pension Benefit Guaranty Corporation or any Person succeeding to any or all of its functions under ERISA;

“Pension Plan” means a “pension plan” or “plan” which is subject to the funding requirements of applicable pension benefits standards legislation in any jurisdiction of Canada and is applicable to employees of any Company employed in Canada (other than a plan sponsored by a Governmental Authority) or (ii) any Plan;

“Permitted Acquisition” means an Acquisition by a Borrower or any other Company which satisfies the following conditions:

(a) the Acquisition will not be completed by way of a hostile or unsolicited take-over bid and the acquisition is related to the Business;

(b) there exists no Default or Event of Default and none would arise as a result of the completion of the proposed Acquisition;

(c) the amount available under Facility A together with any cash resources of the Borrowers shall be sufficient to complete the proposed Acquisition. If additional funds are required to complete the proposed Acquisition, then additional equity or Subordinated Debt permitted hereunder may be used to fund the shortfall;

(d) the business of the proposed Acquisition target must be related to that of a Borrower, however, Acquisitions in new geographic markets are permitted;

(e) if the Acquisition is an asset purchase, concurrently with the Acquisition, all registrations necessary or desirable in connection therewith shall have been made in order that the Agent shall hold a First Ranking Security Interest in such assets, unless expressly exempt from this requirement pursuant to Section 5.02(n);

(f) if the Acquisition is a share purchase, a Company will directly or indirectly own all of the issued and outstanding shares of the Person being acquired;

(g) the Canadian Borrower shall be in pro forma compliance with the financial covenants in Section 5.03 and the other terms and conditions contained herein both prior to and immediately following such Acquisition and evidence of such has been provided to the Agent to its satisfaction pursuant to a Compliance Certificate;

(h) the business being acquired is located and generates the majority of its revenue in Canada, the United States of America, the United Kingdom, any EU member country, countries in which the Canadian Borrower and its Subsidiaries carry on Business as of the Fourth Closing Date or any other country acceptable to the Lenders (with the Lenders acknowledging that new jurisdictions shall be permitted);

(i) if the total consideration for the Acquisition exceeds XXX XXX XXX XXX XXX XXX XXX and the pro forma Total Funded Debt to Adjusted EBITDA Ratio upon the completion of the Acquisition exceeds 1.50:1, notify the Agent not less than ten (10) days prior to such Acquisition and provide details as to such Acquisition, including sources and uses of funds therefor, review of the acquired business’ existing operations, three (3) year historical financial information (or such shorter period for which the acquired business has been in existence) including one (1) year of audited financials (if available, or financials prepared to the Agent’s satisfaction), one (1) year pro-forma financial forecasts of the acquired business on a stand-alone basis as well as of the acquiring Borrower on a consolidated basis after giving effect to the Acquisition and calculations satisfactory to the Agent indicating compliance with the financial covenants contained in Section 5.03;

(j) the prior written approval of the Required Lenders shall have been obtained in connection with an Acquisition (i) involving consideration in excess of XXX XXX XXX XXX XXX XXX XXX , and (ii) for which the pro forma Adjusted EBITDA for the acquired business on a stand alone basis for the twelve (12) month period subsequent to the Acquisition is negative in excess of XXX XXX XXX XXX XXX XXX XXX and (iii) if the pro forma Total Funded Debt to Adjusted EBITDA Ratio upon the completion of the Acquisition exceeds 1.50:1;

(k) the prior written approval of the Required Lenders shall have been obtained in connection with an Acquisition involving (i) consideration in excess of XXX XXX XXX XXX XXX XXX XXX and (ii) greater than one-third of the Acquisition targets’ (A) Adjusted EBITDA (as defined herein but for the Acquisition target solely), and (B) assets, arise from or are in a jurisdiction which restricts capital outflows preventing the Acquisition target from upstreaming dividends to a Borrower;

(l) Subsections (i), (j) and (k) shall apply only if an Advance of Facility A is being used to fund the completion of the proposed Acquisition; and

(m)           the Acquisitions completed pursuant to the MSR Transactions are permitted provided the provisions of this Agreement related thereto are complied with.

“Permitted Funded Debt” means, without duplication: (i) the Outstanding Advances; (ii) Debt of the Companies secured by Permitted Purchase-Money Security Interests, Capital Leases, Subordinated Debt having the characteristics provided for in Section 5.02(s) and other Debt consented to by the Lenders in writing in an aggregate amount not to exceed $10,000,000; (iii) Hedging Obligations permitted herein; (iv) obligations under any Guarantees which are considered to constitute Debt, but only to the extent such Guarantees are permitted pursuant to Section 5.02(d); (v) Intercompany Debt; (vi) Debt incurred by any Company arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, in connection with Permitted Acquisitions or permitted dispositions of any business or assets or such Company; (vii) Earn-Out Obligations approved of in writing by the Lenders; (viii) other unsecured Debt not to exceed $500,000 in aggregate principal amount outstanding at any time provided that no such Debt may be incurred should there exist a Default or an Event of Default; (ix) Debt consisting of insurance premium financing in the ordinary course of business of the Companies; (x) Debt incurred under the Loan Documents; (xi) Debt owing to American Express or International Card Services pursuant to their respective commercial card program guarantee agreements in an aggregate amount not to exceed $1,500,000; (xii) Existing Letters of Credit; and (xiii) Debt incurred in connection with the ordinary course purchase of software licenses;

“Permitted Liens” means:

(a) Statutory Liens in respect of any amount which may be overdue but the validity of which is being contested in good faith and in respect of which reserves have been established in accordance with GAAP;

(b) Liens or rights of distress reserved in or exercisable under any lease for rent not at the time overdue or for compliance with the terms of such lease not at the time in default;

(c) any obligations or duties affecting any Land due to any public utility or to any municipality or government, or to any statutory or public authority, with respect to any franchise, grant, licence or permit in good standing and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on Land under government permits, leases or other grants in good standing; which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held;

(d) Liens incurred or deposits of cash made or pledged to secure obligations under workers’ compensation legislation, employment insurance, social security or similar legislation, or in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, and warehousemen’s, storers’, repairers’, carriers’ and other similar Liens and deposits;

(e) security given to a public utility or any municipality or government or to any statutory or public authority to secure obligations incurred to such utility, municipality, government or other authority in the ordinary course of business and not at the time overdue;

(f) Liens and privileges arising out of judgments or awards in respect of which: an appeal or proceeding for review has been commenced; a stay of execution pending such appeal or proceedings for review has been obtained; and reserves have been established in accordance with GAAP;

(g) any Lien arising in connection with the construction or improvement of any Land or arising out of the furnishing of materials or supplies therefor, provided that such Lien secures moneys not at the time overdue (or if overdue, the validity of which is being contested in good faith and in respect of which and reserves have been established as reasonably required by the Required Lenders), notice of such Lien has not been given to the Agent or any Lender and such Lien has not been registered against title to such Land;

(h) Minor Title Defects;

(i) Permitted Purchase-Money Security Interests;

(j) the Security;

(k) any interest or title of a lessor or sublessor under any lease of real estate permitted hereunder;

(l) Liens solely on any cash earnest money deposits made by any Company in connection with any letter of intent or purchase agreement permitted hereunder;

(m) precautionary UCC or PPSA financing statements filed that relate solely to true leases or operating leases (and not Purchase-Money Security Interests) of personal property entered into in the ordinary course of business and thus not creating a Lien;

(n) licenses of patents, trademarks and other intellectual property rights granted by any Company in the ordinary course of business and not interfering in any respect with the ordinary conduct of the business of such Company;

(o) any security interest or right to set-off arising under articles 24 or 25 respectively of the general terms and conditions (algemene voorwaarden) of any member of the Dutch Bankers’ Association (Nederlandse Vereniging van Banken) or any foreign equivalent thereof;

provided that the use of the term “Permitted Liens” to describe the foregoing Liens shall mean that such Liens are permitted to exist (whether in priority to or subsequent in priority to the Security, as determined by Applicable Law); and for greater certainty such Liens shall not be entitled to priority over the Security by virtue of being described in this Agreement as “Permitted Liens”;

“Permitted Purchase-Money Security Interests” means Purchase-Money Security Interests incurred or assumed in compliance with the provisions of this Agreement in connection with the purchase, leasing or acquisition of capital equipment in the ordinary course of business, provided that the aggregate amount of the Companies’ liability thereunder along with all Capital Leases is not at any time greater than $250,000 in the aggregate and complies with the $10,000,000 basket provided for in subsection (ii) of the definition of Permitted Funded Debt;

“Person” is defined in the CBA Model Provisions;

“Plan” means any employee pension benefit plan covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Revenue Code that either (i) is maintained by a member of the Controlled Group for employees of a member of the Controlled Group or (ii) is maintained pursuant to a collective bargaining agreement or any other arrangement under which more than one employer makes contributions and to which a member of the Controlled Group is then making or accruing an obligation to make contributions or has within the preceding five plan years made contributions;

“Post-Closing Undertakings” means the list of undertakings executed by the Borrowers and the Agent setting out those items of Security and conditions precedent that are not required to be delivered or satisfied on the Fourth Closing Date but instead by the later date or dates set out therein.

“£” means pounds sterling, the lawful money of the United Kingdom;

“Prime Rate” means the greater of the following: (i) the rate of interest announced from time to time by the Agent as its reference rate then in effect for determining rates of interest on Canadian dollar loans to its customers in Canada and designated as its prime rate; and (ii) the thirty (30) day CDOR Rate plus one percent (1%) per annum;

“Proceeds of Realization”, in respect of the Security or any portion thereof, means all amounts received by the Agent and any Lender in connection with:

●	any realization thereof, whether occurring as a result of enforcement or otherwise;
●	any sale, expropriation, loss or damage or other disposition of the Collateral or any portion thereof; and
●
the dissolution, liquidation, bankruptcy or winding-up of any Company or any other distribution of its assets to creditors; and all other amounts which are expressly deemed to constitute “Proceeds of Realization” in this Agreement;

“Prohibited Transaction” means any transaction set forth in Section 406 of ERISA or Section 4975 of the Revenue Code, to the extent that such transaction is not otherwise exempt by Applicable Law;
“Properties” means the Owned Properties and the Leased Properties;

“Proportionate Share” in respect of any Lender means:

●
in the context of each Lender’s obligation to make Advances under Facility A-Tranche 1, such Lender’s Commitment to make Advances under such Tranche (which for certainty shall be determined without regard to the Swingline Limit), divided by the aggregate amount of all Lenders’ Commitments to make Advances under Facility A-Tranche 1;

●
in the context of each Lender’s obligation to make Advances under Facility A-Tranche 2, such Lender’s Commitment to make Advances under such Tranche (which for certainty shall be determined without regard to the Swingline Limit), divided by the aggregate amount of all Lenders’ Commitments to make Advances under Facility A-Tranche 2;

●
in the context of each Lender’s obligation to make Advances under Facility A-Tranche 3, such Lender’s Commitment to make Advances under such Tranche (which for certainty shall be determined without regard to the Swingline Limit), divided by the aggregate amount of all Lenders’ Commitments to make Advances under Facility A-Tranche 3;

●
subject to Section 10.01, in the context of each Lender’s entitlement to receive payments of principal, interest or fees under a Tranche, the Outstanding Advances due to such Lender under such Tranche divided by the aggregate amount of the Outstanding Advances due to all Lenders under such Tranche;

●
subject to Section 10.01, in the context of each Lender’s entitlement to receive payments of principal, interest or fees under a Facility, the Outstanding Advances due to such Lender under such Facility divided by the aggregate amount of the Outstanding Advances due to all Lenders under such Facility; and

●	in any other context, such Lender’s Commitment divided by the aggregate of all Lenders’ Commitments;

“Purchase-Money Security Interest” means (i) a Capital Lease; or (ii) a Lien on any personal property or asset which is created, issued or assumed to secure the unpaid purchase price thereof, provided that such Lien is restricted to such property or asset (including all additions thereto, replacements and proceeds thereof) and secures an amount not in excess of the purchase price thereof and any related costs, expenses and interest and fees payable in respect thereof;

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates;

“Related Person” means, in relation to any Person, a subsidiary, affiliate or associate of such Person, or an associate of such employee (the terms “subsidiary”, “affiliate” and “associate” having the respective meanings ascribed thereto in the CBCA);

“Repayment” means a repayment by a Borrower on account of the Outstanding Advances, other than the reduction of an Overdraft;

“Repayment Notice” means a notice delivered by a Borrower to the Agent committing it to make a Repayment, in the form of Exhibit E;

“Reportable Event” means any of the events set forth in Section 4043 of ERISA, other than an event for which the provision of notice has been waived;

“Required Lenders” means Lenders which have issued Commitments hereunder representing two thirds (2/3) or more of the aggregate amount of all Lenders’ Commitments save and except if there are only 1 or 2 Lenders in which case “Required Lenders” means all Lenders;

“Requirements of Environmental Law” means: (i) obligations under common law; (ii) requirements imposed by or pursuant to statutes, regulations and by-laws whether presently or hereafter in force; (iii) requirements announced by a Governmental Authority as having immediate effect (provided that at the time of making such announcement the government also states its intention of enacting legislation to confirm such requirements retroactively); (iv) all directives, policies and guidelines issued or relied upon by any Governmental Authority to the extent such directives policies or guidelines have the force of law; (v) all permits, licenses, certificates and approvals from Governmental Authorities which are required in connection with air emissions, discharges to surface or groundwater, noise emissions, solid or liquid waste disposal, the use, generation, storage, transportation or disposal of Hazardous Materials; and (vi) all requirements imposed under any clean-up, compliance or other order made pursuant to any of the foregoing, in each and every case relating to environmental, health or safety matters including all such obligations and requirements which relate to (A) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation and (B) exposure to Hazardous Materials;

“Revenue Code” means the United States Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto, and the regulations and published interpretations thereof;

“Rollover” means the renewal of an Availment Option upon its maturity in the same form;

“Rollover Date” means the date of commencement of a new Interest Period applicable to an Advance that is being rolled over;

“Rollover Notice” means a notice substantially in the form of Exhibit C given by a Borrower to the Agent for the purpose of requesting a Rollover;

“Sanctioned Entity” means (a) a country or a government of a country, (b) an agency of the government of a country, (c) an organization directly or indirectly controlled by a country or its government, (d) a Person resident in or determined to be resident in a country, in each case, that is subject to a country sanctions program administered and enforced by OFAC;

“Sanctioned Person” means a person named on the list of Specially Designated Nationals maintained by OFAC;

“Second Closing Date” means May 28, 2014;

“Security” means all Guarantees, security agreements, hypothecs, debentures and other documents required to be provided to the Agent or the Lenders pursuant to Article VI and all other documents and agreements delivered by the Obligors and other Persons to the Agent for the benefit of the Lenders from time to time as security for the payment and performance of the Obligations, and the security interests, assignments and Liens constituted by the foregoing;

“Service Agreements” means agreements made between any Company and any Person that was a Lender or an Affiliate thereof at the time of making such agreement in respect of cash management, credit card or other banking services provided that in the case of credit card services, the Lenders shall notify the Agent of such services made available to any Company and the authorized limits of the credit card services shall not exceed $1,500,000 in aggregate at any one time for all Lenders, and “Service Agreement” means any one of them as required by the context;

“Statutory Lien” means a Lien in respect of any property or assets of a Company created by or arising pursuant to any applicable legislation in favour of any Person (such as but not limited to a Governmental Authority), including, without limitation, a Lien for the purpose of securing such Company’s obligation to deduct and remit employee source deductions and goods and services tax pursuant to the Income Tax Act (Canada), the Excise Tax Act (Canada), the Canada Pension

Plan (Canada), the Employment Insurance Act (Canada) and any legislation in any jurisdiction similar to or enacted in replacement of the foregoing from time to time;

“Subordinated Debt” means unsecured indebtedness owing by a Company (but not to another Company) in which the indebtedness is subordinated and postponed to the Obligations pursuant to a subordination and postponement agreement satisfactory to the Lenders acting reasonably and complies with Section 5.02(s) and complies with the $10,000,000 basket provided for in subsection (ii) of the definition of Permitted Funded Debt;

“Subsidiary” means a business entity which is controlled by another business entity (as used herein, “business entity” includes, without limitation, a corporation, cooperative, company, unlimited liability company, partnership, limited partnership, trust or joint venture) and in relation to a business entity incorporated (or established) in the Netherlands, a “dochtermaatschappij” within the meaning of section 2:24a DCC (regardless whether the shares or voting rights on the shares or membership rights in such company are held directly or indirectly through another “dochtermaatschappij”); and for greater certainty includes a Subsidiary of a Subsidiary; and in relation to a business entity incorporated in the UK means a subsidiary within the meaning of section 1159 of the Companies Act 2006 or a subsidiary undertaking within the meaning of Section 1162 of the Companies Act 2006;

“Swingline” is defined in Section 2.14;

“Swingline Lender” means BMO;

“Swingline Limit” means, subject to the provisions herein, Twenty Million Dollars ($20,000,000);

“TARGET Banking Day” means any day on which TARGET 2 is open for the settlement of payments in euros. For this purpose, “TARGET 2” means the Trans-European Automated Real-Time Gross Settlement Express Transfer payment system which uses a single shared platform and which was launched on November 19, 2007;

“Taxes” is defined in the CBA Model Provisions;

“Third Closing Date” means March 2, 2016;

“Total Funded Debt” in respect of any Person means Debt of such Person of the type described in clauses (a), (b), (c), (d), (e), (f), (h) and (i) of the definition of Debt (but excluding Intercompany Debt until the occurrence of a Default or an Event of Default which is continuing), an amount equal to the net Negative Mark to Market Liability calculated in the aggregate for all Hedging Agreements and all obligations arising from credit card services owing to a Lender. Total Funded Debt shall be reduced by (i) cash and Cash Equivalents held in any account with a Lender in a currency in which Advances are permitted hereunder, and by (ii) cash and Cash Equivalents in a currency in which Advances are permitted hereunder possessed by a Company in an account in Canada, the United States, the United Kingdom and any other country agreed to by the Agent provided that the Agent has a First-Ranking Security Interest over all cash and marketable securities in such account;

“Total Funded Debt to Adjusted EBITDA Ratio” means, in respect of any Four Quarter Period of the Canadian Borrower on a consolidated basis (including, for certainty, all Companies), the ratio of Total Funded Debt at the end of such Four Quarter Period to Adjusted EBITDA;

“Tranches” means Facility A-Non-Swingline Tranche, the Swingline, the Facility A-Tranche 1, the Facility A-Tranche 2 and the Facility A-Tranche 3; and “Tranche” means each of them;

“UK Borrower” means Descartes Systems UK Limited, a company incorporated under the law of England and Wales with registered number 02460698 and its successors if approved in advance by each Lender provided such approval is not required if the successor name of the UK Borrower remains the same;

“US Base Rate” means, with respect to a US Dollar Base Rate Loan, on any day, the greater of (a) the annual rate of interest announced from time to time by the Agent as being its reference rate for determining rates on US Dollar denominated commercial loans made by it in Canada and in effect on such day, and (b) the Federal Funds Rate in effect on such day, plus 0.5% per annum. Any change in the US Base Rate shall be effective on the date the change becomes effective generally;

“US Borrower” means Descartes Systems (USA) LLC, a Delaware limited liability company, and its successors if approved in advance by each Lender provided such approval is not required if the successor name of the US Borrower remains the same;

“US Companies” means any Companies created or organized in the United States or under the law of the United States or of any State or subdivision thereof, and “US Company” means any one of them;

“US Dollar Base Rate Loan” means an Advance made by a Lender in Canada to the Canadian Borrower in Canada by way of a direct loan in US Dollars with respect to which interest is to be calculated by reference to the US Base Rate;

“US Dollars” or “US$” or “$” means the lawful money of the United States;

“US Pension Plan” means any employee pension benefit plan covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Revenue Code (other than a Multiemployer Plan) that either (i) is maintained by the Companies or any of them, or (ii) with respect to which the Company has or may have liability (including on account of its membership in a Controlled Group);

“US Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the Code.

“US Prime Rate” means, with respect to a US Prime Rate Loan, on any day, the greater of (a) the annual rate of interest announced from time to time as being BMO’s reference rate for determining rates on US Dollar denominated commercial loans made by it in the United States and in effect on such day, and (b) the Federal Funds Rate in effect on such day, plus .5% per annum. Any change in the US Prime Rate shall be effective on the date the change becomes effective generally;

“US Prime Rate Loan” means an Advance made by a Lender in the United States to the US Borrower in the United States by way of a direct loan in US Dollars with respect to which interest is to be calculated by reference to the US Prime Rate;

“US Tax Obligor” means:

(a) a Borrower which is resident for tax purposes in the United States; or

(b) an Obligor some or all of whose payments under a Loan Document are from sources within the United States for US federal income tax purposes.

“Welfare Plan” means any medical, health, hospitalization, insurance or other employee benefit or welfare plan, agreement or arrangement subject to ERISA and applicable to employees of any Company and includes a “welfare plan” as defined in Section 3(1) of ERISA; and

“Year-End Financial Statements” in respect of any Person means the audited consolidated financial statements of such Person prepared in accordance with GAAP, including the notes thereto, in respect of its most recently completed fiscal year.

1.02 Dutch Terms

In relation to any entity that is incorporated, or where applicable, has its centre of main interest in the Netherlands, a reference to:

(a) a Lien includes any mortgage (hypotheek), retention of title arrangement (eigendomsvoorbehoud), privilege (voorrecht), right of retention (recht van retentie), right to reclaim goods (recht van reclame), pledge (pandrecht) and any other rights is rem (zakelijke rechten) or other rights created for the purpose of granting security;

(b) a “dividend” includes any distribution of profits (winstuitkering) or the distribution of reserves (uitkering uit reserves) or the repayment of any members capital (ledenkapitaal);

(c) “due authorization” includes without limitation, where applicable, (i) compliance with any requirements of the Dutch Works Councils Act (Wet op de ondernemingsraden) or the European Works Councils Act (Wet op de Europese ondernemingsraden) and (ii) having obtained an unconditional positive advice (advies) from the competent works council;

(d) a “garnishment” includes conservatoir and executoriaal beslag; and

(e) an “officer” includes a managing director of a Dutch entity.

1.03 Accounting Principles

(a) Unless otherwise provided herein, all financial terms used in this Agreement shall be determined in accordance with GAAP in effect at the date of such determination. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other computation is required to be made for the purpose of this Agreement, such determination or calculation shall be made in accordance with GAAP applied on a consistent basis unless otherwise indicated.

(b)          (1)           If:

(i)	there occurs a material change in GAAP, including as a result of a conversion to IFRS; or
(ii)	the Canadian Borrower or any Company adopts a material change in an accounting policy;
and the above change requires disclosure under GAAP in the consolidated financial statements of the Canadian Borrower and causes an amount required to be determined for the purposes of any financial covenant contained in Section 5.03 (each a “Financial Covenant”) to be materially different than the amount that would be determined without giving effect to such change, then the Canadian Borrower shall notify the Agent of such change (an “Accounting Change”). Such notice (an “Accounting Change Notice”) shall describe the nature of the Accounting Change, its effect on the current and immediately prior year’s financial statements in accordance with GAAP and state whether the Canadian Borrower desires to revise the method of calculating one or more of the Financial Covenants (including the revision of any of the defined terms used in the determination of such Financial Covenant) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Covenant will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Covenant. The Accounting Change Notice shall be delivered to the Agent within sixty (60) days after the end of the Fiscal Quarter in which the Accounting Change was implemented or, if such Accounting Change was implemented in the fourth Fiscal Quarter or in respect of an entire Fiscal Year, within one hundred and twenty (120) days after the end of such period.

(2) If the Canadian Borrower indicates that it wishes to revise the method of calculating one or more of the Financial Covenants, the Canadian Borrower and the Required Lenders shall in good faith attempt to agree on a revised method of calculating such Financial Covenants. If, however, within thirty (30) days thereafter, the Canadian Borrower and the Required Lenders have not reached agreement in writing on such revised method of calculation, such method of calculation shall not be revised and all amounts to be determined thereunder shall be determined without giving effect to the Accounting Change.

(3) If a Compliance Certificate is delivered in respect of a Fiscal Quarter or Fiscal Year in which an Accounting Change is implemented without giving effect to any revised method of calculating any of the Financial Covenants, and subsequently, as provided above, the method of calculating one or more of the Financial Covenants is revised in response to such Accounting Change, or the amounts to be determined pursuant to any of the Financial Covenants are to be determined without giving effect to such Accounting Change, the Canadian Borrower shall deliver a revised Compliance Certificate.

(4) Nothing contained in this Section 1.03(b) shall obligate the Lenders to approve of any Accounting Change or any revisions to the method of calculating any of the Financial Covenants, and any such Accounting Changes or revisions to the method of calculating any of the Financial Covenants shall only be effective upon the prior written consent of the Required Lenders.

1.04 Currency References

All amounts referred to in this Agreement are in US Dollars unless otherwise noted.

1.05 References to Statutes

Whenever in this Agreement reference is made to a statute or regulations made pursuant to a statute, such reference shall, unless otherwise specified, be deemed to include all amendments to such statute or regulations from time to time and all statutes or regulations which may come into effect from time to time substantially in replacement for the said statutes or regulations.

1.06 Extended Meanings

Terms defined in the singular have the same meaning hen used in the plural, and vice-versa. When used in the context of a general statement followed by a reference to one or more specific items or matters, the term “including” shall mean “including, without limitation”, and the term “includes” shall mean “includes, without limitation”. Any reference herein to any action to be taken or decision to be made by the Agent or the Lenders (or the Required Lenders, as the case may be) in their “sole discretion” shall mean that such sole discretion is absolute and unfettered.

1.07 Exhibits and Schedules

The following exhibits and schedules are attached to this Agreement and incorporated herein by reference:

Exhibit A	-	Lenders and Lenders’ Commitments

Exhibit B	-	Drawdown Request

Exhibit C	-	Rollover Notice

Exhibit D	-	Conversion Notice

Exhibit E	-	Repayment Notice

Exhibit F	-	Compliance Certificate

Exhibit G	-	Form of BA Equivalent Note

Exhibit H	-	CBA Model Provisions

Exhibit I	-	Excluded Subsidiaries

Exhibit J	-	Outstanding Letters of Credit

Exhibit K-1	-	Form of U.S. Tax Compliance Certificate
(Foreign Participants that are not Partnerships for U.S. Federal Income Tax Purposes)

Exhibit K-2	-	Form of U.S. Tax Compliance Certificate
(Foreign Participants that are Partnerships for U.S. Federal Income Tax Purposes)

Exhibit K-3	-	Form of U.S. Tax Compliance Certificate
(For Foreign Lenders that are Partnerships for U.S. Federal Income Tax Purposes)

Exhibit L	-	Form of Facility A Readjustment Notice

“XXX”		“XXX”

“XXX”		“XXX”

“XXX”		“XXX”

“XXX”		“XXX”

“XXX”		“XXX”

“XXX”		“XXX”

“XXX”		“XXX”

“XXX”		“XXX”

“XXX”		“XXX”

“XXX”		“XXX”

“XXX”		“XXX”

“XXX”		“XXX”

“XXX”		“XXX”

“XXX”		“XXX”

ARTICLE II
FACILITY A

2.01 Establishment of Facility A

Subject to the terms and conditions in this Agreement, each Facility A Lender hereby establishes a revolving credit facility for the Borrowers in the maximum principal amount indicated opposite such Lender’s name in Exhibit A under the heading “Facility A Commitments” and from sub-tranches of the Facility A-Non-Swingline Tranche as follows:

(a) Facility A-Tranche 1 in the maximum principal amount of the Facility A-Tranche 1 Maximum Amount available to the Canadian Borrower (the “Facility A-Tranche 1”);

(b) Facility A-Tranche 2 in the maximum principal amount of the Facility A-Tranche 2 Maximum Amount available to the US Borrower (the “Facility A-Tranche 2”);

(c) Facility A-Tranche 3 in the maximum principal amount of the Facility A-Tranche 3 Maximum Amount available to the UK Borrower (the “Facility A-Tranche 3”).

On ten (10) Business Days prior written notice, the Borrowers may deliver to the Agent a Facility A Readjustment Notice and on the expiry of the aforesaid ten (10) Business Days, the respective Maximum Amounts will be so readjusted provided there is no Default or Event of Default then outstanding, the Outstanding Advances under all Tranches would not exceed the revised Maximum Amounts and the aggregate Maximum Amounts under Facility A-Tranche 1, Facility A-Tranche 2 and Facility A-Tranche 3 would not exceed the Facility A-Non-Swingline Tranche Maximum Amount. Notwithstanding the foregoing, no more than four Facility A Readjustment Notices may be issued in a Fiscal Year.

The credit facility as aforesaid is established by the Facility A Lenders severally and not jointly and is herein referred to as “Facility A”. Each Advance by a Facility A Lender under Facility A-Tranche 1, Facility A-Tranche 2 and Facility A-Tranche 3, shall be made by such Lender in its Proportionate Share of the respective Tranche. Each Advance under the Swingline shall be made only by the Swingline Lender to the Canadian Borrower, as more particularly set out in Section 2.14. On the Fourth Closing Date, the entire amount of the Outstanding Advances made to the Canadian Borrower, the US Borrower and the UK Borrower under Facility A under the Original Credit Agreement outstanding immediately prior to the effectiveness of this Agreement on the Fourth Closing Date, shall continue to be outstanding and shall continue as Outstanding Advances made to the Canadian Borrower, US Borrower or UK Borrower, as applicable, under Facility A-Tranche 1 in the case of Outstanding Advances to the Canadian Borrower under Facility A-Tranche 2 in the case of Outstanding Advances to the US Borrower and under Facility A-Tranche 3 in the case of Outstanding Advances to the UK Borrower, all under this Agreement.

2.02 Purpose

Facility A is established for the purpose of financing ongoing working capital requirements including Permitted Acquisitions and Capital Expenditures.

2.03 Revolving Nature

Facility A is a revolving facility. For greater certainty, each Borrower shall be entitled to obtain Advances under Facility A from time to time and repay all or any portion of the Outstanding Advances made to such Borrower under Facility A from time to time provided that the Outstanding Advances made to the Borrowers under Facility A shall not at any time exceed the Facility A Maximum Amount and the Outstanding Advances made to the respective Borrowers under each of the Tranches shall not at any time exceed the Maximum Amount of the respective Tranche.

2.04 Repayment

(a) The Credit Agreement Obligations under Facility A shall become due and payable on the earliest of (i) the Acceleration Date; and (ii) the Maturity Date. In addition, Repayments on account of the Outstanding Advances under Facility A shall be required as set out in Section 3.14.

(b) The Facility A Maximum Amount, Facility A-Tranche 1 Maximum Amount, Facility A-Tranche 2 Maximum Amount, Facility A-Tranche 3 Maximum Amount and the Swingline Limit shall not be reduced by Repayments of any Outstanding Advances under Facility A and such amounts may be reborrowed in accordance with the terms hereof.

2.05 Availment Options-Canadian Borrower

(a) Subject to the restrictions contained in this Agreement (and in particular, Section 3.02 and 3.03) the Canadian Borrower may obtain Advances under Facility A-Tranche 1 by any one or more of the following Availment Options (or any combination thereof) in minimum amounts and multiples as provided in Section 3.03:

(i) Canadian Dollar Prime-Based Loans; or

(ii)	Bankers’ Acceptances under Facility A-Tranche 1 from the BA Lenders with a maturity of 28 to 92 days (inclusive), subject to availability; or
(iii)	BA Equivalent Loans under Facility A-Tranche 1 from the Non-BA Lenders with a maturity of 28 to 92 days (inclusive), subject to availability; or
(iv) US Dollar Base Rate Loans; or

(v)	LIBOR Loans in US Dollars under Facility A-Tranche 1 with a LIBOR Interest Period of 1, 2 or 3 months, subject to availability; or

(vi)	LIBOR Loans in £ or euros under Facility A-Tranche 1 with a LIBOR Interest Period of 1, 2 or 3 months, subject to availability or any other period agreed to by the Canadian Borrower and the Lenders.

(b) Bankers’ Acceptances and BA Equivalent Loans will not be issued with a maturity date later than the Maturity Date. The Canadian Borrower may convert all or any portion of the Outstanding Advances under Facility A-Tranche 1 in the form of any above Availment Option into another form of Availment Option provided that it is in the same currency, subject to and in accordance with the terms and conditions of this Agreement (but for greater certainty, Bankers’ Acceptances, BA Equivalent Loans and LIBOR Loans may not be converted into another Availment Option prior to the maturity thereof and any original Loan shall not be converted into an Availment Option of another currency).

(c) Each Advance (other than a Letter of Credit and Overdrafts) to the Canadian Borrower under Facility A-Tranche 1 shall be in a minimum amount of Cdn.$5,000,000 or the Equivalent Amount thereof in another currency.

2.06 Availment Options-US Borrower

(a) Subject to the restrictions contained in this Agreement (and in particular, Section 3.02 and 3.03) the US Borrower may obtain Advances under Facility A-Tranche 2 by any one or more of the following Availment Options (or any combination thereof) in minimum amounts and multiples as provided in Section 3.03:

(i) US Prime Rate Loans; or

(ii)	LIBOR Loans in US Dollars under Facility A-Tranche 2 with a LIBOR Interest Period of 1, 2 or 3 months, subject to availability; or
(iii)	LIBOR Loans in £ or euros under Facility A-Tranche 2 with a LIBOR Interest Period of 1, 2 or 3 months, subject to availability or any other period agreed to by the US Borrower and the Lenders.

(b) The US Borrower may convert all or any portion of the Outstanding Advances under Facility A-Tranche 2 in the form of any above Availment Option into another form of Availment Option provided that it is in the same currency, subject to and in accordance with the terms and conditions of this Agreement (but for greater certainty, LIBOR Loans may not be converted into another Availment Option prior to the maturity thereof and any original Loan shall not be converted into an Availment Option of another currency).

(c) Each Advance to the US Borrower under Facility A-Tranche 2 shall be in a minimum amount of $5,000,000 or the Equivalent Amount thereof in another currency.

(d) Notwithstanding anything to the contrary herein, no Advances under this Agreement may be made to the US Borrower until such time as the Agent and the Lenders have received all information and documentation with respect to the US Borrower required pursuant to AML Legislation.

2.07 Availment Options-UK Borrower

(a) Subject to the restrictions contained in this Agreement (and in particular, Section 3.02 and 3.03) the UK Borrower may obtain Advances under Facility A-Tranche 3 by any one or more of the following Availment Options (or any combination thereof) in minimum amounts and multiples as provided in Section 3.03:

(i)	LIBOR Loans in US Dollars under Facility A-Tranche 3 with a LIBOR Interest Period of 1, 2 or 3 months, subject to availability; or
(ii)	LIBOR Loans in £ or euros under Facility A-Tranche 3 with a LIBOR Interest Period of 3 or 6 months, subject to availability or any other period agreed to by the UK Borrower and the Lenders.
(b) The UK Borrower may convert all or any portion of the Outstanding Advances under Facility A-Tranche 3 in the form of any above Availment Option into another form of Availment Option provided that it is in the same currency, subject to and in accordance with the terms and conditions of this Agreement (but for greater certainty, LIBOR Loans may not be converted into another Availment Option prior to the maturity thereof and any original Loan shall not be converted into an Availment Option of another currency).

(c) Each Advance to the UK Borrower under Facility A-Tranche 3 shall be in a minimum amount of £5,000,000 or the Equivalent Amount thereof in another currency.

(d) Notwithstanding anything to the contrary herein, no Advances under this Agreement may be made to the UK Borrower until such time as the Agent and the Lenders have received all information and documentation with respect to the UK Borrower required pursuant to AML Legislation as set out in Section 11.18 (Anti-Money Laundering Legislation).

2.08 Accordion Provision

(a) The Borrowers may, at any time and from time to time following the Fourth Closing Date, by written notice to the Agent, request one or more increases in the amount of one or more of the Facility A-Tranche 1 Commitments, the Facility A-Tranche 2 Commitments and the Facility A-Tranche 3 Commitments on the same terms as then relate to Facility A (each such increase, a “Commitment Increase”) provided that:

(i)	each Commitment Increase shall be in an aggregate principal amount of not less than the lesser of:
(1)	$50,000,000; and

(2)
an amount equal to the difference of: (X) the aggregate Commitments of all Lenders under Facility A-Non-Swingline Tranche as set out in Exhibit A plus the Maximum Commitment Increase Amount, less (Y) the aggregate Commitments of all Lenders then available for drawing under Facility A-Non-Swingline Tranche (including all Commitment Increases from an existing Lender and a New Lender as of the date of the request);

(ii)	the aggregate amount of all Commitment Increases at any time shall not exceed the Maximum Commitment Increase Amount; and
(iii)	the aggregate amount of all Commitments at any time shall not exceed $500,000,000.
(b) Each notice from the Borrowers pursuant to Section 2.08(a) shall specify: (i) the requested amount and proposed terms of the Commitment Increase, (ii) the date on which the Borrowers propose that the Commitment Increase shall be effective, and (iii) a Facility A Readjustment Notice to become effective if the proposed Commitment Increase becomes effective. The Agent shall promptly, upon its receipt, deliver a copy of such notice to the Lenders.

(c) Each existing Lender may, in its sole and unfettered discretion, elect or decline to provide all or a portion of such Commitment Increase. If an existing Lender agrees to provide all or a portion of such Commitment Increase, such existing Lender’s share of the Commitment Increase shall be established pursuant to such existing Lender’s Proportionate Share of Facility A or as the Agent and the existing Lenders may otherwise agree. The existing Lender’s Commitment and the aggregate Commitment of Facility A and the respective Tranche shall be adjusted accordingly.

(d) Within 20 Business Days of the Agent receiving a request pursuant to Section 2.08(a), the Agent shall confirm to the Borrowers the extent, if any, to which the existing Lenders are willing to provide the Commitment Increase.

(e) If the existing Lenders do not provide all or a portion of the Commitment Increase, the Borrowers shall, within 30 Business Days of receipt of the confirmation issued by the Agent under Section 2.08(d), notify the applicable Agent of the bank or other financial institution (each, a “New Lender”) that will provide all of the Commitment Increase or that portion of the Commitment Increase not accepted by the existing Lenders. If any portion of the proposed Commitment Increase remains unsubscribed, all of the Commitments subscribed for by the existing Lenders and the New Lender in connection with the proposed Commitment Increase shall automatically be terminated and cancelled and no accommodation shall be available under the proposed Commitment Increase.

(f) Subject to the terms of this Section 2.08, a Commitment Increase may be provided by: (i) any existing Lender with a Commitment under Facility A, or (ii) a New Lender, in each case, notwithstanding Section 9.01(a)(ii), subject to the prior written consent of the Agent (such consent not to be unreasonably withheld or delayed) and the Swingline Lender and the Issuing Bank (such consent to be in its sole and unfettered discretion).

(g) All accommodations extended under Facility A pursuant to this Section 2.08 shall be subject to all terms and conditions applicable to the accommodation under Facility A and shall be deemed to be Advances to the applicable Borrower under Facility A.

(h) A Commitment Increase provided by a New Lender shall not become effective unless: (i) such New Lender executes and delivers an accession, adhesion or similar agreement, in form and substance satisfactory to the Agent and its counsel acting reasonably, whereby such

New Lender agrees to be bound by the terms and conditions of this Agreement, and (ii) all conditions listed in Section 7.03 have been satisfied and all financial covenants referred to in Section 5.03 shall be complied with on a pro forma basis, together with receipt by the Agent of any additional agreements, documents, instruments, confirmations or opinions as may be necessary or desirable, in the opinion of the Agent acting reasonably, to give effect to the provisions of this Section 2.08. A Commitment Increase provided by an existing Lender under this Agreement shall not become effective unless all conditions listed in Section 7.03 have been satisfied and all financial covenants referred to in Section 5.03 shall be complied with on a pro forma basis, together with receipt by the Agent of any additional agreements, documents, instruments, confirmations or opinions as may be necessary or desirable, in the opinion of the Agent acting reasonably, to give effect to the provisions of this Section 2.08.

(i) The applicable Borrower shall only use the proceeds of any Advance under any Commitment Increase for those purposes set out in Section 2.02.

2.09 Interest and Fees-Canadian Borrower

In respect of Outstanding Advances made to the Canadian Borrower under Facility A, the Canadian Borrower agrees to pay:

(a) in respect of Overdrafts in Canadian Dollars, interest at the Prime Rate plus the Applicable Margin per annum, payable monthly in arrears on the last day of each and every calendar month;

(b) in respect of Overdrafts in US Dollars, interest at the US Base Rate plus the Applicable Margin per annum, payable monthly in arrears on the last day of each and every calendar month;

(c) in respect of Canadian Dollar Prime-Based Loans, interest at the Prime Rate plus the Applicable Margin per annum, payable monthly in arrears on the last day of each and every calendar month;
(d) in respect of each Bankers’ Acceptance, a stamping fee equal to the face amount of the Bankers’ Acceptance, multiplied by the Applicable Margin in effect at the date of issuance, multiplied by the number of days to maturity of such Bankers’ Acceptance and divided by 365, payable at the time of acceptance;

(e) in respect of each BA Equivalent Note, a stamping fee equal to the face amount of the BA Equivalent Note, multiplied by the Applicable Margin in effect at the date of issuance, multiplied by the number of days to maturity of such BA Equivalent Note and divided by 365, payable at the time of issuance;

(f) in respect of LIBOR Loans, interest at the LIBO Rate plus the Applicable Margin per annum, calculated for LIBOR Loans made in US Dollars or euros on the basis of a year of 360 days and for LIBOR Loans made in £ on the basis of a year of 365 days, and payable in arrears in the manner set out in Section 3.11(d);

(g) in respect of US Dollar Base Rate Loans, interest at the US Base Rate plus the Applicable Margin per annum, payable monthly in arrears on the last day of each and every calendar month;

(h) in respect of each Letter of Credit, the Canadian Borrower shall pay the Issuing Bank for its account a fronting fee equal to “XXX” of the face amount of each Letter of Credit on (i) issuance of such Letter of Credit, and (ii) on each renewal date (including each automatic renewal) thereof;

(i) in respect of each Letter of Credit, in respect of the period from the date of issuance of such Letter of Credit to the last day of the current Fiscal Quarter, a fee (which may be no less than “XXX” for each Letter of Credit and per annum) payable in Cdn. Dollars or US Dollars, as applicable equal to the Applicable Margin multiplied by the face amount of such Letter of Credit multiplied by the number of days in such period and divided by three hundred and sixty-five (365), payable in advance on the day of issuance of such Letter of Credit; (ii) in respect of each subsequent Fiscal Quarter (other than the Fiscal Quarter in which the Letter of Credit shall expire), a fee payable in Cdn. Dollars or US Dollars, as applicable equal to the Applicable Margin multiplied by the face amount of the Letter of Credit multiplied by the number of days in such Fiscal Quarter and divided by three hundred and sixty-five (365), payable in advance on the first day of such Fiscal Quarter; and (iii) in respect of the Fiscal Quarter in which the Letter of Credit shall expire, a fee payable in Cdn. Dollars or US Dollars, as applicable equal to the Applicable Margin multiplied by the face amount of such Letter of Credit multiplied by the number of days from such day to the date of expiry of such Letter of Credit and divided by three hundred and sixty-five (365), payable in advance on the first day of such Fiscal Quarter. The determination of the Equivalent Amount in US Dollars shall be the Exchange Rate on the first Banking Day of the applicable calendar month;

(j) administrative fees charged by the Issuing Bank in accordance with its usual practice in respect of the issuance, amendment and renewal of Letters of Credit;

(k) the Borrowers agree to pay, on a joint and several basis, a standby fee with respect to the unused portion of each of Facility A-Tranche 1, Facility A-Tranche 2, Facility A-Tranche 3 and the Swingline, calculated on a daily basis as being the difference between the respective Maximum Amount (less voluntary reductions of the Commitment in respect of the respective Facility) and the Outstanding Advances under the respective Facility, multiplied by the Applicable Margin and divided by 365 which standby fees shall be payable in US Dollars quarterly in arrears on the last day of each Fiscal Quarter and also on the Maturity Date. The determination of the Equivalent Amount in US Dollars for Outstanding Advances in Cdn. Dollars, £, euros or any other currency shall be the Exchange Rate on the first Banking Day of the applicable calendar month;

(l) fees in respect of Service Agreements as may be agreed in writing from time to time between the Canadian Borrower and the applicable Lender or its Affiliate.

Except as otherwise provided in this Agreement, such payments shall be made to the Agent on behalf of the Facility A Lenders and the Agent shall promptly remit to each Facility A Lender its Proportionate Share of each such payment. All repayments of Advances and all payments of interest on and fees in respect of Advances (or Commitments therefor) shall be in the currency of such Advance.

2.10 Interest and Fees-US Borrower

In respect of Outstanding Advances made to the US Borrower under Facility A, the US Borrower agrees to pay:

(a) in respect of US Prime Rate Loans, interest at the US Prime Rate plus the Applicable Margin per annum, payable monthly in arrears on the last day of each and every calendar month; and

(b) in respect of LIBOR Loans, interest at the LIBO Rate plus the Applicable Margin per annum, calculated for LIBOR Loans made in US Dollars or euros on the basis of a year of 360 days and for LIBOR Loans made in £ on the basis of a year of 365 days, and payable in arrears in the manner set out in Section 3.11(d);

Except as otherwise provided in this Agreement, such payments shall be made to the Agent on behalf of the Facility A Lenders and the Agent shall promptly remit to each Facility A Lender its Proportionate Share of each such payment. All repayments of Advances and all payments of interest on and fees in respect of Advances (or Commitments therefor) shall be in the currency of such Advance.

2.11 Interest and Fees-UK Borrower

In respect of Outstanding Advances made to the UK Borrower under Facility A, the UK Borrower agrees to pay:

(a) in respect of LIBOR Loans, interest at the LIBO Rate plus the Applicable Margin per annum, calculated for LIBOR Loans made in US Dollars or euros on the basis of a year of 360 days and for LIBOR Loans made in £ on the basis of a year of 365 days, and payable in arrears in the manner set out in Section 3.11(d);

Except as otherwise provided in this Agreement, such payments shall be made to the Agent on behalf of the Facility A Lenders and the Agent shall promptly remit to each Facility A Lender its Proportionate Share of each such payment. All repayments of Advances and all payments of interest on and fees in respect of Advances (or Commitments therefor) shall be in the currency of such Advance.

2.12 Cancellation of Unused Portion of Facility A

The Borrowers may from time to time upon two (2) Business Days’ prior written notice to the Agent, without any premium or penalty, permanently cancel any unadvanced portion of Facility A, and the Facility A Maximum Amount, the Facility A-Tranche 1 Maximum Amount, the Facility A-Tranche 2 Maximum Amount, the Facility A-Tranche 3 Maximum Amount and/or the Swingline Limit, as applicable, shall be automatically and permanently reduced by the amount so cancelled.

2.13 Letters of Credit under Facility A-Tranche 1

(a) Letters of Credit may be issued subsequent to the Fourth Closing Date under the Facility A-Tranche 1 for the account of the Canadian Borrower in Cdn. Dollars or US Dollars, provided that the Equivalent Amount expressed in US Dollars of the aggregate face amount of all Letters of Credit outstanding under the Facility A-Tranche 1 at any time may not exceed Five Million Dollars ($5,000,000). Letters of Credit will not be issued for the purpose of guaranteeing obligations of any Person (except a Company). Each Letter of Credit shall have a term not in excess of one (1) year and cannot have a maturity beyond the Maturity Date. Letters of Credit may be renewed in accordance with the terms hereof (for a term not exceeding one (1) year) and the requirements of the Issuing Bank.

(b) Each request for the issuance of a Letter of Credit shall be delivered by the Canadian Borrower to the Agent in accordance with the notice requirements set out in Section 3.02(a) herein, together with the Issuing Bank’s customary form of application and indemnity agreement completed to its satisfaction and the proposed form of the Letter of Credit (which shall be satisfactory to the Issuing Bank) and such other certificates, documents and other papers and information as the Issuing Bank may reasonably request.

(c) The Issuing Bank shall review each draft and any accompanying documents presented under a Letter of Credit. Promptly after it shall have ascertained that any draft and any accompanying documents presented under such Letter of Credit appear on their face to be in substantial conformity with the terms and conditions of the Letter of Credit, the Issuing Bank shall give notice to the Canadian Borrower of the receipt and amount of such draft and the date on which payment thereon will be made, and the Issuing Bank shall make the appropriate payment to the beneficiary of such Letter of Credit. The Canadian Borrower agrees to immediately reimburse each said Lender in an amount equal to the said payment by such Lender with interest thereon payable at the same rate and in the same manner as Canadian Dollar Prime-Based Loans under Facility A (a “Letter of Credit Reimbursement”). The obligation of the Canadian Borrower under this section to reimburse the Issuing Bank for all drawings under Letters of Credit shall be absolute, unconditional and irrevocable and shall be satisfied strictly in accordance with their terms, irrespective of:

(i)	any lack of validity or enforceability of any Letter of Credit;

(ii)
the existence of any claim, setoff, defence or other right which the Canadian Borrower or any other Person may at any time have against the beneficiary under any Letter of Credit, the Issuing Bank or any Lender (other than the defence of payment in accordance with the terms of this Agreement or a defence based on the gross negligence or wilful misconduct of the Issuing Bank or any Lender) or any other Person in accordance with this Agreement or other transaction;

(iii)
any draft or other document presented under any Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; and

(iv)	any other circumstance or event whatsoever, whether or not similar to any of the foregoing.
(d) In making any payment under any Letter of Credit (i) the Issuing Bank’s exclusive reliance on the documents presented to it under such Letter of Credit as to any and all matters set forth therein, including reliance on the amount of any draft presented under such Letter of Credit, whether or not the amount due to the beneficiary equals the amount of such draft and whether or not any document presented pursuant to such Letter of Credit proves to be insufficient in any respect, if such document on its face appears to be in order, and whether or not any other statement or any other document presented pursuant to such Letter of Credit proves to be forged or invalid or any statement therein proves to be inaccurate or untrue in any respect whatsoever and (ii) any non-compliance in any immaterial respect of the documents presented under such Letter of Credit with the terms thereof shall, in each case, not be deemed wilful misconduct or negligence of the Issuing Bank or any Lender.

(e) The Issuing Bank and its correspondents may accept and act upon the name, signature, or act of any party purporting to be the executor, administrator, receiver, trustee in bankruptcy or other legal representative of any party designated in any Letter of Credit in the place of the name, signature, or act of such party.

2.14 Swingline

A portion of Facility A in the maximum amount of the Swingline Limit is hereby designated as the “Swingline” and shall be subject to the following terms and conditions (in addition to any other applicable terms and conditions contained in this Agreement):

(a) The Swingline shall be established and maintained by the Swingline Lender only for the benefit of the Canadian Borrower and available by way of Overdrafts in Canadian Dollars or US Dollars, and the Swingline Lender shall not have the right to assign or grant a participation in the Swingline in whole or in part to any other Person without the consent of the Canadian Borrower.

(b) The Outstanding Advances under the Swingline shall not at any time exceed the Swingline Limit other than due to currency fluctuations but subject to the provisions of Section 3.14(g).

(c) The Swingline shall form a part of Facility A and, except to the extent provided in this section, shall be subject to all terms and conditions of this Article II.

(d) Advances to and repayments by the Canadian Borrower under the Swingline shall be made on Canadian Dollar Prime-Based Loans by way of Overdrafts, on US Dollar Base Rate Loans by way of Overdrafts or Letters of Credit (subject to Section 2.13) in the following manner. The Swingline Lender will make Advances (other than Letters of Credit) in Canadian Dollars into a Canadian Dollar account designated by the Canadian Borrower and Advances in

US Dollars into a US Dollar account designated by the Canadian Borrower, from time to time as required in order to honour cheques drawn by the Canadian Borrower on such accounts which are presented to the Swingline Lender for payment. As deposits are made into such accounts by the Canadian Borrower, the Swingline Lender may withdraw funds from such accounts from time to time and apply such funds as repayments under the Swingline.

(e) Advances and repayments under the Swingline shall be without notice to or from the Canadian Borrower and shall be on a dollar for dollar basis (not subject to multiples).

(f) The Swingline Lender may in its discretion at any time, by written notice to the Canadian Borrower, require the Canadian Borrower to reduce the Outstanding Advances under the Swingline by a specified amount (in this paragraph called the “Swingline Reduction Amount”). The Canadian Borrower agrees to promptly comply with any such request by making a repayment on the Swingline from its own resources or by requesting an Advance under Facility A-Tranche 1, the proceeds of which shall be applied to reduce the Outstanding Advances under the Swingline accordingly. If the Canadian Borrower fails to comply with any such request from the Swingline Lender within three (3) Business Days after receipt thereof, the Lenders agree that upon request by the Swingline Lender they will make Advances under Facility A-Tranche 1 in an aggregate amount equal to the Swingline Reduction Amount, the proceeds of which shall be applied to reduce the Outstanding Advances under the Swingline. Such Advances pursuant to the foregoing sentence shall be without regard to (i) the minimum amounts specified in Section 3.03, (ii) satisfaction of the conditions set forth in Article VII, (iii) any set-off, counterclaim, recoupment, defense or other right which a Lender may have against the Swingline Lender, a Borrower or any other Person for any reason whatsoever, (iv) the occurrence or continuance of a Default or Event of Default, and (v) any other occurrence, event or condition, whether or not similar to any of the foregoing.

(g) The Swingline Lender may, at its option, exercise in its sole discretion, and by notice in writing to the Canadian Borrower and the Agent, terminate the Canadian Borrower’s right to obtain Advances under the Swingline at any time an Event of Default has occurred and is continuing.

2.15 Voluntary Repayments

Upon providing the Agent with not less than the period of notice required pursuant to Section 3.02, a Borrower may make a Repayment on account of the Outstanding Advances made to it under Facility A-Non-Swingline Tranche in a minimum amount of One Million Dollars ($1,000,000) (or the Equivalent Amount in £, euros or Cdn. Dollars) and a multiple of One Hundred Thousand Dollars ($100,000) (or the Equivalent Amount in £, euros or Cdn. Dollars) without payment of any penalty or fee. For greater certainty however, Bankers’ Acceptances and BA Equivalent Loans may not be repaid prior to the maturity thereof. Payment of LIBOR Loans prior to the last day of the applicable LIBOR Period will require the payment of all applicable breakage costs in accordance with the provisions of Section 3.12.

2.16 Change of Lending Office

Each Lender may at any time or from time to time designate, by written notice to the Agent to the extent not already reflected on Exhibit A, one or more lending offices (which, for this purpose, may include Affiliates or branches of the respective Lender) for the various extensions of credit made by such Lender (including by designating a separate lending office (or Affiliate or branch) to act as Lender with respect to extensions of credit to the US Borrower or UK Borrower rather than the Canadian Borrower). By the acceptance of the benefits of each extension of credit from any such lending office or Affiliate or branch of any Lender designated as provided above (each a “Designated Lender”), the Borrowers and the Lenders agree that any such Designated Lender shall be a Lender for all purposes of this Agreement and the other Loan Documents and entitled to the benefit of all indemnities, covenants, rights and powers of a Lender hereunder and thereunder in respect of its acting as such hereunder and the designating Lender is and shall be the agent for the purpose of executing and delivering this agreement for and on behalf of the Designated Lender.

ARTICLE III
GENERAL CONDITIONS

3.01 Matters Relating to Interest

(a) Unless otherwise indicated, interest on any outstanding principal amount shall be calculated daily and shall be payable monthly in arrears on the last day of each and every month. If the last day of a month is not a Business Day, the interest payment due on such day shall be made on the next Business Day, and interest shall continue to accrue on the said principal amount and shall also be paid on such next Business Day. Interest shall accrue from and including the day upon which an Advance is made, and ending on but excluding the day on which such Advance is repaid. Any change in the Prime Rate shall cause an immediate adjustment of the interest rate applicable to Canadian Dollar Prime-Based Loans and Overdrafts in Canadian Dollars and any change in the US Base Rate or US Prime Rate shall cause an immediate adjustment of the interest rate applicable to US Dollar Base Rate Loans, US Prime Rate Loans and Overdrafts in US Dollars, in each case without the necessity of any notice to a Borrower.

(b) Unless otherwise stated, in this Agreement if reference is made to a rate of interest, fee or other amount “per annum” or a similar expression is used, such interest, fee or other amount shall be calculated on the basis of a year of three hundred and sixty-five (365) or three hundred and sixty-six (366) days, as the case may be. If the amount of any interest, fee or other amount is determined or expressed on the basis of a period of less than one year of three hundred and sixty-five (365) or three hundred and sixty-six (366) days, as the case may be, the equivalent yearly rate is equal to the rate so determined or expressed, divided by the number of days in the said period, and multiplied by the actual number of days in that calendar year.

(c) Notwithstanding any other provisions of this Agreement, if the amount of any interest, premium, fees or other monies or any rate of interest stipulated for, taken, reserved or extracted under any Loan Document would otherwise contravene the provisions of section 347 of the Criminal Code (Canada), section 8 of the Interest Act (Canada) or any successor or similar legislation, or would exceed the amounts which any Lender is legally entitled to charge and receive under any law to which such compensation is subject, then such amount or rate of interest shall be reduced to such maximum amount as would not contravene such provision; and to the extent that any excess has been charged or received such Lender shall apply such excess against the Outstanding Advances and refund any further excess amount.

(d) Any change in the Applicable Margin in respect of any Availment Option under the Facilities shall be determined by the Agent based upon the information contained in the most recent Compliance Certificate received by the Agent pursuant to Section 5.04 and shall take effect commencing on the fifth (5th) Business Day following receipt of such Compliance Certificate by the Agent (in this paragraph called the “effective date”). For greater certainty:

(i)	the interest rates and fees applicable to all Advances made on or after the effective date shall be based upon the said revised Applicable Margin;
(ii)	from and after the effective date, the interest rates and fees applicable to all Overdrafts and Loans outstanding on the effective date shall be based upon the said revised Applicable Margin;
(iii)
in respect of each Bankers’ Acceptance or BA Equivalent Loan which is outstanding on the effective date there shall be no readjustment to the stamping fee initially paid upon the issuance thereof. A readjustment shall occur on the next Conversion Date or Rollover Date provided such adjustment shall only be in respect of that period of time occurring after the Conversion Date or Rollover Date, as applicable;

(iv)
in respect of each LIBOR Loan which is outstanding on the effective date, there shall be an adjustment to the applicable interest rate as follows: the interest relating to the period from the initial date of the respective LIBOR Loan to but excluding the effective date shall be based upon the Applicable Margin in effect during such period; and the interest rate relating to the period from and including the effective date to but excluding the date of expiry of such LIBOR Loan shall be based upon the Applicable Margin in effect from and after the effective date (subject to any subsequent additional adjustment pursuant to a subsequently delivered Compliance Certificate). The respective Borrower agrees to promptly make all such payments as the Agent may advise are required in order to effect such adjustments;

(v)
in respect of each Letter of Credit which is outstanding on the effective date there shall be no readjustment to the fees previously paid. A readjustment shall occur on the next date a fee related to the respective Letter of Credit is payable.

The determination of such adjustments by the Agent shall be deemed to be correct absent manifest error. If the Agent does not receive a Compliance Certificate within five (5) Business Days of the date required pursuant to Section 5.04(a) or

5.04(b), then from and after the date such Compliance Certificate was required to have been delivered, the Applicable Margin in respect of each Availment Option shall be the highest Applicable Margin relating thereto, until the fifth (5th) Business Day following receipt of the required Compliance Certificate by the Agent.

(e) On the Fourth Closing Date, the initial Advances made by the Lenders to a Borrower shall not consist of Bankers’ Acceptances (or BA Equivalent Loans) or LIBOR Loans. Following the initial Advance, a Borrower may thereafter convert such Advances to Bankers’ Acceptances (or BA Equivalent Loans) or LIBOR Loans, as desired and applicable.

3.02 Notice Periods

(a) A Borrower shall provide written notice to the Agent in respect of Advances, Rollovers, Conversions and Repayments to the extent set out below:

(i)	no notice is required for Advances and repayments in respect of Overdrafts;
(ii)
except as provided in clause (i) one (1) Business Day’s notice is required before 10:00 a.m. Toronto time in respect of any Advance, Rollover, Conversion or voluntary Repayment in US Dollars if the amount is equal to or less than $10,000,000 or in respect of any Advance, Rollover, Conversion or voluntary Repayment in Cdn Dollars if the amount is equal to or less than Cdn$10,000,000;

(iii)
except as provided in clauses (i) and (ii) above, two (2) Business Days’ notice is required before 10.00 a.m. Toronto time in respect of any Advance, Rollover, Conversion or voluntary Repayment in US Dollars if the amount is greater than $10,000,000 and less than $25,000,000, or in respect of any Advance, Rollover, Conversion or voluntary Repayment in Cdn Dollars if the amount is greater than Cdn$10,000,000 and less than Cdn$25,000,000;

(iv)
except as provided in clauses (i) and (ii) above, three (3) Business Days’ notice is required before 10.00 a.m. Toronto time in respect of any Advance, Rollover, Conversion or voluntary Repayment in US Dollars if the amount is greater than US$25,000,000, or in respect of any Advance, Rollover, Conversion or voluntary Repayment in Cdn Dollars if the amount is greater than Cdn$25,000,000;

(v)	notwithstanding the foregoing, if an Advance, Rollover, Conversion or voluntary Repayment relates to a Bankers’ Acceptance, two (2) Business Days’ notice is required before 10:00 a.m. Toronto time;
(vi)
notwithstanding the foregoing, if an Advance, Rollover, Conversion or voluntary Repayment relates to a LIBOR Loan advanced to the Canadian or US Borrower in US Dollars, three (3) Business Days’ notice is required before 10:00 a.m. Toronto time, to a LIBOR Loan advanced to the Canadian or US Borrower in £ or euros, four (4) Business Days’ notice is required before 10:00 a.m. Toronto time, or to a LIBOR Loan advanced to the UK Borrower five (5) Business Days’ notice is required before 10:00 a.m. Toronto time; and

(vii)	notwithstanding the foregoing, if an Advance relates to the issuance of a Letter of Credit, three (3) Business Days’ notice is required before noon, Toronto time.
(b) Notice of any Advance, Rollover, Conversion or voluntary Repayment referred to in paragraph (a) above shall be given in the form of a Drawdown Request, Rollover Notice, Conversion Notice or Repayment Notice, as the case may be, attached hereto as Exhibits, and shall be given to the Agent at its address set out in Section 11.08.

(c) If notice is not provided as contemplated herein with respect to the maturity of any (i) Bankers’ Acceptance or BA Equivalent Loan, the Agent may convert such Bankers’ Acceptance or BA Equivalent Loan upon its maturity into a Canadian Dollar Prime- Based Loan or a US Dollar Base Rate Loan, as applicable; and (ii) LIBOR Loans, the applicable Borrower shall, subject to the provisions of Section 3.13, be deemed to have requested a Rollover of such LIBOR Loan with a LIBOR Interest Period of 1 month.

(d) Any conversion from one form of Availment Option to another shall be subject to satisfaction of all terms and conditions applicable to the form of the new Availment Option.

3.03	Minimum Amounts, Multiples and Procedures re Drawdowns, Conversions and Repayments

(a) Each request by the Canadian Borrower for an Advance or Conversion in the form of a Canadian Dollar Prime-Based Loan shall be in a minimum amount of Cdn$5,000,000 and a multiple of Cdn$100,000.

(b) Each request by a Borrower for an Advance or Conversion in the form of a US Dollar Base Rate Loan or US Prime Rate Loan shall be in a minimum amount of US$5,000,000 and a multiple of US$100,000.

(c) Each request by the Canadian Borrower for an Advance or Conversion in the form of a Bankers’ Acceptance or BA Equivalent Loan shall be in a minimum amount of Cdn$5,000,000 and a multiple of Cdn$100,000.

(d) Each request by a Borrower for an Advance or Conversion in the form of a US Dollar LIBOR Loan shall be in be in a minimum amount of US$5,000,000 and a multiple of US$100,000.

(e) Each request by a Borrower for an Advance or Conversion in the form of a £ or euro LIBOR Loan shall be in a minimum amount of £5,000,000 or euro 5,000,000 and a multiple of £1,000,000 or euro 1,000,000.

(f) Upon receipt of a Drawdown Request under any Facility, the Agent shall promptly notify each Lender of the contents thereof and such Lender’s Proportionate Share of such Advance. Such Drawdown Request shall not thereafter be revocable.

(g) Each Advance under a Facility shall be made by the applicable Lenders to the Agent at its applicable lending office address referred to in Exhibit A or such other address as the Agent may designate by notice in writing to the Lenders from time to time. Each Lender shall make available its Proportionate Share of each said Advance to the Agent. Unless the Agent determines that any condition of the Advance has not been satisfied or waived, the Agent shall make the funds so received from the Lenders available to a Borrower by 2:00 p.m. (Toronto time) on the requested date of the Advance. No Lender shall be responsible for any other Lender’s obligation to make available its Proportionate Share of the said Advance.

(h) The Canadian Borrower agrees to deliver in favour of each Lender such other agreements and documentation as such Lender may reasonably require (not inconsistent with this Agreement) in respect of such Lender’s requirements for the acceptance of Bankers’ Acceptances or the issuance of BA Equivalent Notes.

(i) All payments of principal, interest and other amounts made by a Borrower to the Agent in respect of the Outstanding Advances under each Facility or Tranche shall be paid by the Agent to the respective Lenders in accordance with each Lender’s Proportionate Share thereof. For greater certainty, however, stamping fees in respect of Bankers’ Acceptances and BA Equivalent Notes shall be received and retained by the respective Lenders which issued or accepted such Bankers’ Acceptances and BA Equivalent Notes.

3.04 Place of Advances and Repayments

(a) All payments of principal, interest and other amounts to be made by a Borrower pursuant to this Agreement shall be made to the Agent at its applicable lending office address noted in Exhibit A or to such other address in Canada as the Agent may direct in writing from time to time. All such payments received by the Agent on a Business Day before 2:00 p.m. (Toronto time) shall be treated as having been received by the Agent on that day and any payments made after such time on a Business Day shall be treated as having been received by the Agent on the next Business Day.

(b) Whenever any payment shall be due on a day which is not a Business Day, the date for payment thereof shall be extended to the next succeeding Business Day. Interest shall continue to accrue and be payable thereon as provided herein, until the date on which such payment is received by the Agent.

(c) Each Borrower hereby irrevocably authorizes the Agent to debit any account maintained by such Borrower with the Agent from time to time in order to pay any amount of principal, interest and fees payable by such Borrower pursuant to this Agreement. Each Borrower hereby irrevocably authorizes the Agent to debit any account maintained by such Borrower with the Agent from time to time in order to pay any amount of expenses or other amounts payable by such Borrower pursuant to this Agreement if such amount is not paid in full or disputed by such Borrower within seven (7) days after receipt of an invoice or written request from the Agent in respect to such payment.

3.05 Evidence of Obligations (Noteless Advances)

The Agent shall open and maintain, in accordance with its usual practice, accounts evidencing the Credit Agreement Obligations; and the information entered in such accounts shall constitute prima facie evidence of the Credit Agreement Obligations absent manifest error. The Agent may, but shall not be obliged to, request a Borrower to execute and deliver promissory notes from time to time as additional evidence of the Credit Agreement Obligations.

3.06 Determination of Equivalent Amounts

Whenever it is necessary or desirable at any time to determine the Equivalent Amount in one currency into another currency or vice-versa (specifically including the determination of the Equivalent Amount in one currency of an Advance made in another currency, the determination of each Lender’s Proportionate Share of any Repayment on any date, and the determination of whether the Outstanding Advances under any Facility exceed the maximum amount of credit available thereunder), the Equivalent Amount shall be determined by reference to the Exchange Rate on the date of such determination.

3.07 Commitment to Purchase Bankers’ Acceptances and BA Equivalent Notes

(a) Each BA Lender which is a bank listed in Schedule I of the Bank Act (Canada) agrees to purchase those Bankers’ Acceptances which it has accepted, at a discount from the face amount thereof calculated at “XXX XXX XXX XXX

(b) Each BA Lender which is a bank not listed in Schedule I of the Bank Act (Canada) (a “Non-Schedule I Lender”) agrees to purchase those Bankers’ Acceptances which it has accepted, at a discount from the face amount thereof calculated using a rate not in excess of the CDOR Rate for the relevant period in effect on the issuance date thereof plus a premium of “XXX XXX XXX XXX XXX XXX XXX XXX XXX

(c) Each Non-BA Lender agrees to purchase BA Equivalent Notes issued by the Canadian Borrower hereunder at a discount from the face amount thereof calculated using the CDOR Rate for the relevant period in effect on the issuance date thereof.

(d) For greater certainty, the discount proceeds with respect to a particular Bankers’ Acceptance or BA Equivalent Note, shall be equal to the following amount:

“ XXX
XXX XXX
                   X X
where

“XXX”    “XXX XXX XXX XXX XXX XXX XXX XXX

“XXX”    “XXX XXX XXX XXX XX XXX XXX XXX XXX XXX XXXXXX XXX XXX XXX XXX XXX XXXXXX XXX XXX XXX XXX XXX XXX XXX XXX XXX

“XXX”    “XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXXXXX XXX XXX XXX XXX XXX XXX XXX XXX XXX

with the amount as so determined being rounded to the nearest whole cent, with one-half of one cent being rounded up.

3.08 Special Provisions Regarding Bankers’ Acceptances

The following provisions are applicable to Bankers’ Acceptances issued by the Canadian Borrower and accepted by any BA Lender hereunder:

Payment of Bankers’ Acceptances

(a) The Canadian Borrower agrees to provide for each Bankers’ Acceptance by payment of the face amount thereof to the Agent on behalf of the BA Lender on the maturity of the Bankers’ Acceptance or, prior to such maturity, on the Acceleration Date; and the Agent shall remit the said amount to such BA Lender and such BA Lender shall in turn remit such amount to the holder of the Bankers’ Acceptance. If the Canadian Borrower fails to provide for the payment of the Bankers’ Acceptance accordingly, any amount not so paid shall be immediately payable by the Canadian Borrower to the Agent on behalf of the BA Lender together with interest on such amount calculated daily and payable monthly at the rate and in the manner applicable to Canadian Dollar Prime-Based Loans. The Canadian Borrower agrees not to claim any days of grace for the payment at maturity of any Bankers’ Acceptance and agrees to indemnify and save harmless the BA Lender in connection with all payments made by the BA Lender (or by the Agent on its behalf) pursuant to Bankers’ Acceptances accepted by the BA Lender, together with all reasonable costs and expenses incurred by the BA Lender in this regard. The Canadian Borrower hereby waives any defences to payment which might otherwise exist if for any reason a Bankers’ Acceptance is held by the BA Lender for its own account at maturity.

Availability of Bankers’ Acceptances

(b) If at any time and from time to time the Agent determines, acting reasonably, that there no longer exists a market for Bankers’ Acceptances for the term requested by the Canadian Borrower, or at all, the Agent shall so advise the Canadian Borrower, and in such event the BA Lenders shall not be obliged to accept and the Canadian Borrower shall not be entitled to issue Bankers’ Acceptances.

Power of Attorney

(c) The Canadian Borrower hereby appoints each BA Lender as its true and lawful attorney to complete and issue Bankers’ Acceptances on behalf of the Canadian Borrower in accordance with written (including facsimile) transmitted instructions provided by the Canadian Borrower to the Agent on behalf of such BA Lender, and the Canadian Borrower hereby ratifies all that its said attorney may do by virtue thereof. The Canadian Borrower agrees to indemnify and hold harmless the Agent and the BA Lenders and their respective directors, officers and employees from and against any charges, complaints, costs, damages, expenses, losses or liabilities of any kind or nature which they may incur, sustain or suffer, arising from or by reason of acting, or failing to act, as the case may be, in reliance upon this power of attorney, except to the extent caused by the gross negligence or wilful misconduct of the Agent or the BA Lender or their respective directors, officers and employees. The Canadian Borrower hereby agrees that each Bankers’ Acceptance completed and issued and accepted in accordance with this section by a BA Lender on behalf of the Canadian Borrower is a valid, binding and negotiable instrument of the Canadian Borrower as drawer and endorser. The Canadian Borrower agrees that each BA Lender’s accounts and records will constitute prima facie evidence of the execution and delivery by the Canadian Borrower of Bankers’ Acceptances. This power of attorney shall continue in force until written notice of revocation has been served upon the Agent by the Canadian Borrower at the Agent’s address set out in Section 11.08.

3.09 Special Provisions regarding BA Equivalent Notes

Each Non-BA Lender will not accept Bankers’ Acceptances hereunder, and shall instead from time to time make BA Equivalent Loans to the Canadian Borrower. Each BA Equivalent Loan shall be evidenced by a non-interest bearing promissory note payable by the Canadian Borrower to a Non-BA Lender substantially in the form of Exhibit G attached hereto (or any other form acceptable to the Agent), which will be purchased by a Non-BA Lender. Each BA Equivalent Note shall be negotiable by the Non-BA Lender without notice to or the consent of the Canadian Borrower, and the holder thereof shall be entitled to enforce such BA Equivalent Note against the Canadian Borrower free of any equities, defences or rights of set-off that may exist between the Canadian Borrower and the Non-BA Lender. In this Agreement, all references to a BA Equivalent Note shall mean the loan evidenced thereby if required by the context; and all references to the “issuance” of a BA Equivalent Note by a Non-BA Lender and similar expressions shall mean the making of a BA Equivalent Loan by a Non-BA Lender which is evidenced by a BA Equivalent Note. The following provisions are applicable to each BA Equivalent Loan made by a Non-BA Lender to the Canadian Borrower hereunder:

Payment of BA Equivalent Notes

(a) The Canadian Borrower agrees to provide for each BA Equivalent Note by payment of the face amount thereof to the Agent on behalf of a Non-BA Lender on the maturity of the BA Equivalent Note or, prior to such maturity, on the Acceleration Date; and the Agent shall remit the said amount to such Non-BA Lender and such Non-BA Lender shall in turn remit such amount to the holder of the BA Equivalent Note. If the Canadian Borrower fails to provide for the payment of the BA Equivalent Note accordingly, any amount not so paid shall be immediately payable by the Canadian Borrower to the Agent on behalf of a Non-BA Lender together with interest on such amount calculated daily and payable monthly at the rate and in the manner applicable to Canadian Dollar Prime-Based Loans under the such BA Equivalent Note was issued. The Canadian Borrower agrees not to claim any days of grace for the payment at maturity of any BA Equivalent Note and agrees to indemnify and save harmless such Non-BA Lender in connection with all payments made by such Non-BA Lender (or by the Agent on its behalf) pursuant to BA Equivalent Notes accepted by such Non-BA Lender, together with all reasonable costs and expenses incurred by such Non-BA Lender in this regard. The Canadian Borrower hereby waives any defences to payment which might otherwise exist if for any reason a BA Equivalent Note is held by a Non-BA Lender for its own account at maturity.

Availability of BA Equivalent Loans

(b) A Non-BA Lender shall have no obligation to make BA Equivalent Loans during any period in which the BA Lenders’ obligation to issue Bankers’ Acceptances is suspended pursuant to Section 3.5 of the CBA Model Provisions.

Power of Attorney

(c) The Canadian Borrower hereby appoints the applicable Non-BA Lender as its true and lawful attorney to complete BA Equivalent Notes on behalf of the Canadian Borrower in accordance with written (including facsimile) transmitted instructions delivered by the Canadian Borrower to the Agent, and the Canadian Borrower hereby ratifies all that its said attorney may do by virtue thereof. The Canadian Borrower agrees to indemnify and hold harmless the Agent and each Non-BA Lender and their respective directors, officers and employees from and against any charges, complaints, costs, damages, expenses, losses or liabilities of any kind or nature which they may incur, sustain or suffer, arising from or by reason of acting, or failing to act, as the case may be, in reliance upon this power of attorney except to the extent caused by the gross negligence or wilful misconduct of the Agent or such Non-BA Lender or their respective directors, officers and employees. The Canadian Borrower hereby agrees that each BA Equivalent Note completed by a Non-BA Lender on behalf of the Canadian Borrower is a valid, binding and negotiable instrument of the Canadian Borrower as drawer and endorser. The Canadian Borrower agrees that each Non-BA Lender’s accounts and records will constitute prima facie evidence of the execution and delivery by the Canadian Borrower of BA Equivalent Notes. This power of attorney shall continue in force until written notice of revocation has been served upon the Agent on behalf of each Non-BA Lender by the Canadian Borrower at the Agent’s address provided in Section 11.08.

BA Allocation to Lenders

(d) The aggregate face amount of Bankers’ Acceptances to be accepted by a Lender shall be determined by the Agent by reference to that Lender’s Proportionate Share of the issue of Bankers’ Acceptances, except that, if the face amount of a Bankers’ Acceptance which would otherwise be accepted by a Lender would not be $100,000 or a whole multiple thereof, the face amount shall be increased or reduced by the Agent in its sole discretion to $100,000 or the nearest whole multiple of that amount, as appropriate; provided that after such issuance, no Lender shall have aggregate outstanding Advances in excess of its Commitment.

3.10 Major Disruption in Respect of Bankers’ Acceptances

If :
(i)
the Agent makes a determination, which determination shall be conclusive and binding upon the Canadian Borrower, and notifies the Canadian Borrower, that there no longer exists an active market for Bankers’ Acceptances accepted by the Lenders; or

(ii)
the Required Lenders advise the Agent who in turn advises the Canadian Borrower that for any reason a market for Bankers’ Acceptances does not exist at any time or that the Lenders cannot for other reasons, after reasonable efforts, readily sell Bankers’ Acceptances or perform their obligations under this Agreement with respect to Bankers’ Acceptances; or

(iii)
the Agent is advised by Lenders holding at least “XXX” of the Commitments of all Lenders hereunder by written notice (each, a “Lender BA Suspension Notice”) that such Lenders have determined (acting reasonably and in good faith) that the CDOR Rate will not or does not accurately reflect the cost of funds of such Lenders or the discount rate which would be applicable to a sale of Bankers’ Acceptances accepted by such Lenders in the market;

then:
(2) the right of the Canadian Borrower to request Bankers’ Acceptances or BA Equivalent Notes from any Lender shall be suspended until the Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Canadian Borrower and the Lenders;

(3) any outstanding Drawdown Request requesting an Advance by way of Bankers’ Acceptances or BA Equivalent Notes shall be deemed to be a Drawdown Request requesting an Advance by way of Canadian Dollar Prime-Based Loan in the amount specified in the original Drawdown Request;

(4) any outstanding Conversion Notice requesting a conversion of an Advance by way of Bankers’ Acceptances or BA Equivalent Notes shall be deemed to be a Conversion Notice requesting a conversion of such Advances into an Advance by way of Canadian Dollar Prime-Based Loans; and

(5) any outstanding Rollover Notice requesting a rollover of an Advance by way of Bankers’ Acceptances or BA Equivalent Notes, shall be deemed to be a Conversion Notice requesting a conversion of such Advances into an Advance by way of Canadian Dollar Prime-Based Loans.

The Agent shall promptly notify the Canadian Borrower and the Lenders of any suspension of the Canadian Borrower’s right to request Advances by way of Bankers’ Acceptances or BA Equivalent Notes and of any termination of any such suspension. A Lender BA Suspension Notice shall be effective upon receipt of the same by the Agent if received prior to 2:00 p.m. (Toronto time) on a Business Day and if not, then on the next following Business Day, except in connection with an outstanding Drawdown Request, Conversion Notice or Rollover Notice, in which case the applicable Lender BA Suspension Notice shall only be effective with respect to such outstanding Drawdown Request, Conversion Notice or Rollover Notice if received by the Agent prior to 2:00 p.m. (Toronto time) 2 Business Days prior to the proposed date of Advance, date of conversion or date of rollover (as applicable) applicable to such outstanding Drawdown Request, Conversion Notice or Rollover Notice, as applicable.

3.11 Special Provisions Regarding LIBOR Loans

The following provisions are applicable to LIBOR Loans made by any Lender to a Borrower:

Drawdown Procedures

(a) Upon receipt by the Agent from a Borrower of a Drawdown Request, Conversion Notice or Rollover Notice in respect of a US Dollar LIBOR Loan, the Agent will promptly advise such Borrower of the LIBO Rate, such rate to be determined as at approximately 11:00 a.m. London, England time, two (2) Business Days before the commencement of the LIBOR Period for such US Dollar LIBOR Loan.

(b) Upon receipt by the Agent from a Borrower of a Drawdown Request, Conversion Notice or Rollover Notice in respect of a £ LIBOR Loan, the Agent will promptly advise such Borrower of the LIBO Rate, such rate to be determined as at approximately 11:00 a.m. London, England time, two (2) Business Days before the commencement of the LIBOR Period for such £ LIBOR Loan.

(c) Upon receipt by the Agent from a Borrower of a Drawdown Request, Conversion Notice or Rollover Notice in respect of a euro LIBOR Loan, the Agent will promptly advise such Borrower of the LIBO Rate, such rate to be determined as at approximately 11:00 a.m. London, England time, two (2) Business Days before the commencement of the LIBOR Period for such euro LIBOR Loan.

Interest Payment Dates for LIBOR Loans

(d) Interest in respect of any LIBOR Loan in US Dollars or euros shall be calculated on the basis of a year of three hundred and sixty (360) days (and three hundred and sixty-five (365) days in the case of a £ LIBOR Loan). Interest in respect of any LIBOR Loan with a LIBOR Interest Period of between one (1) and three (3) months (inclusive) shall be payable on the last day of the LIBOR Interest Period applicable to such LIBOR Loan. Interest in respect of any LIBOR Loan with a LIBOR Interest Period longer than three (3)months shall be payable in arrears every three (3)months commencing on the 90th day following the commencement of such LIBOR Interest Period, and also on the last day of such LIBOR Period.

Laws Applicable to LIBOR Loans

(e) Each Borrower acknowledges that the ability of the Lenders to maintain or provide any LIBOR Loan and/or to charge interest on any LIBOR Loan at the LIBO Rate is and will be subject to any statute, law, regulation, rule or direction by any Governmental Authority having jurisdiction which may prohibit or restrict or limit such loans and/or such interest. Each Borrower agrees that the Lenders shall have the right to comply with any such requirements and, if the Agent determines it to be necessary as a result of such requirement, the Agent may require immediate repayment of all LIBOR Loans or in the case of an Advance to the US Borrower, convert any LIBOR Loan to a US Prime Rate Loan or in the case of an Advance to the Canadian Borrower, convert any LIBOR Loan to a US Base Rate Loan, including accrued interest thereon and all applicable breakage costs pursuant to Section 3.12.

LIBOR Unavailability

(f) If on or prior to the first day of any LIBOR Interest Period for any borrowing of LIBOR Loans:

(i)
the Agent determines that deposits in U.S. Dollars (in the applicable amounts) are not being offered to it in the interbank eurodollar market for such LIBOR Interest Period, or that by reason of circumstances affecting the interbank eurodollar market adequate and reasonable means do not exist for ascertaining the applicable LIBO Rate, or

(ii)
the Agent determines that deposits in £ (in the applicable amounts) are not being offered to it in the interbank eurodollar market for such LIBOR Interest Period, or that by reason of circumstances affecting the interbank eurodollar market adequate and reasonable means do not exist for ascertaining the applicable LIBO Rate, or

(iii)        the Agent determines that deposits in euros (in the applicable amounts) are not being offered to it in the interbank eurodollar market for such LIBOR Interest Period, or that by reason of circumstances affecting the interbank eurodollar market adequate and reasonable means do not exist for ascertaining the applicable LIBO Rate, or

(iv)       the Required Lenders advise the Agent that (i) LIBO Rate as determined by the Agent will not adequately and fairly reflect the cost to such Lenders of funding their LIBOR Loans for such LIBOR Interest Period or (ii) that the making or funding of LIBOR Loans become impracticable, then the Agent shall forthwith give notice thereof to the Borrowers and the Lenders, whereupon until the Agent notifies the Borrowers that the circumstances giving rise to such suspension no longer exist, the obligations of the Lenders to make LIBOR Loans shall be suspended.

LIBOR Discontinuance

(g) Notwithstanding anything to the contrary contained in this Agreement, if, at any time subsequent to the giving of a Drawdown Request, Rollover Notice or Repayment Notice to the Agent by a Borrower with respect to any LIBOR Loan, the Intercontinental Exchange Group (or any successor thereto approved by the Agent if the Intercontinental Exchange Group is no longer making a LIBOR Rate available) or a Governmental Authority having jurisdiction over the Agent or the Lenders (or any of them) has made a public statement identifying a specific date after which the LIBOR Rate shall no longer be made available or used for determining the interest rate of loans (such specific date, the “Scheduled Unavailability Date”) then, reasonably promptly thereafter the Agent (on behalf of itself and the Lenders) and the Borrowers may negotiate an amendment to this Agreement to replace LIBOR Loans with Advances using an alternative benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein) (any such proposed rate, a “LIBOR Successor Rate”), together with any required conforming changes to this Agreement and any such amendment shall become effective at 5:00 p.m. (Toronto time) on the fifth Business Day after the Agent shall have posted such proposed amendment to all Lenders and the Borrowers unless, prior to such time, Lenders comprising the Required Lenders have delivered to the Agent written notice that such Required Lenders do not accept such amendment. If no LIBOR Successor Rate has been determined and the Scheduled Unavailability Date has occurred, the Agent will promptly so notify the Borrowers and the Lenders. Thereafter: (i) the obligation of the Lenders to make or maintain LIBOR Loans shall be suspended; (ii) the applicable Borrower shall, within one Business Day after receipt of such notice and in replacement of a Drawdown Request, Rollover Notice or Repayment Notice previously given by said Borrower, give the Agent notice specifying a different type of Advance (or the revocation of the request for the Advance); and (iii) the applicable Borrower shall, within one Business Day after receipt of such notice, give the Agent a Rollover Notice specifying the conversion of all outstanding LIBOR Loans on the last day of the applicable interest period into any other Advance which would not be affected by the notice from the Agent pursuant to this Section. If the applicable Borrower fails to give, if applicable, a valid replacement notice specifying a different type of Advance (or the revocation of the request for the Advance) and a valid Rollover Notice converting of all outstanding LIBOR Loans on the last day of the applicable interest period into any other type of Advance which would not be affected by the notice from the Agent pursuant to this Section: (i) the Canadian Borrower shall be deemed to have requested a drawdown by way of a US Dollar Base Rate Loan, (ii) the US Borrower shall be deemed to have requested a drawdown by way of a US Prime Rate Loan, and (iii) the UK Borrower shall be deemed to have requested a drawdown by way of a loan at an interest rate determined by the Agent being the UK rate substantially equivalent to the aforesaid rates applicable to the Canadian Borrower and the US Borrowers, each in the amount specified in the original Drawdown Request, Rollover Notice or Repayment Notice and, on the originally requested drawdown date, the Lenders (subject to the other provisions hereof) shall make available the requested amount by way of the applicable aforesaid Loan; and (ii) all outstanding LIBOR Loans shall be converted on the last day of the applicable interest period into the applicable aforesaid Loan; all as if a valid replacement Drawdown Request, Rollover Notice or Repayment Notice had been given to the Agent by the applicable Borrower.

3.12 Breakage Costs

The Canadian Borrower acknowledges that Advances made by a Lender byway of Bankers’ Acceptances and BA Equivalent Loans may not be repaid prior to the maturity thereof. If a LIBOR Loan is repaid or converted prior to the last day of the LIBOR Period therefor (whether as a result of acceleration or otherwise), each Borrower agrees to pay to the Agent on behalf of such Lender upon demand all losses, damages, costs and expenses which such Lender has incurred or may incur as a result of such Repayment or Conversion prior to the last day of the LIBOR Period therefor, as determined by such Lender in accordance with its usual practice. The Agent shall provide the Borrowers with a written certificate showing in reasonable detail the basis for such claim, which shall be deemed to be prima facie correct. In connection with each voluntary or mandatory repayment hereunder in connection with Bankers’ Acceptances, BA Equivalent Loans and Letters of Credit which are to be repaid prior to their respective maturity or expiry dates, the Canadian Borrower shall deposit cash (to be held in a non-interest bearing account) with the Agent (for the benefit of the applicable Lenders) equal to the full face amount at maturity of such Bankers’ Acceptance or BA Equivalent Loans or the face amount of such Letters of Credit, as applicable, and shall concurrently deliver to the Agent a cash collateral agreement, supporting resolutions, certificates and opinions in form and substance satisfactory to the Agent acting reasonably.

3.13 Illegality

The obligation of any Lender to make Advances hereunder shall be suspended if and for so long as it is unlawful or impossible for such Lender to maintain the Facilities or make Advances hereunder as a result of the adoption of any applicable law, rule or regulation, or any change in any applicable law, rule or regulation, or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by such Lender with any request or directive (whether or not having the force of law) of any such Governmental Authority, central bank or comparable agency.

3.14 Mandatory Repayments

(a) if a Company receives a payment of net insurance proceeds in an amount greater than or equal to “XXX” under or in connection with an insurance policy in connection with the loss, damage or destruction of any property then, so long as there exists no Default or Event of Default, on the date which is one hundred and eighty (180) days after receipt of such payment, a Borrower shall make a Repayment in an amount equal to the portion of such net insurance proceeds that has not been applied by such Company to the repair or replacement of such property, to the purchase of other property used in the Business or to settle a liability claim from which such proceeds were derived;

(b) if a Company receives a payment of Net Asset Sale Proceeds in an amount exceeding “XXX XXX” in the aggregate for all transactions in any Fiscal Year pursuant to or in  connection with Asset Sales (other than those permitted pursuant to Section 5.02(c)(i), (ii) and (iii)), then, so long as the sale is in the ordinary course of business of a Company and there exists no Default or Event of Default, on the date which is one hundred and eighty (180) days after receipt of such payment the respective Borrower shall make a Repayment in an amount equal to the Net Asset Sale Proceeds that has not been applied by such Company to purchase similar property or other property used in the Business. If the sale is out of the ordinary course of business of the Companies, a Repayment in an amount equal to the Net Asset Sale Proceeds shall be made within 3 Business Days of the receipt of such monies;

(c) repayments under Section 3.14(a), (b) and (d) shall be applied against the Outstanding Advances owing by the Borrowers under Facility A;

(d) if a Company receives a payment of cash proceeds pursuant to or in connection with the incurrence of any Debt (other than Subordinated Debt), on the date which is thirty (30) days after receipt of such payment a Borrower shall make a Repayment in an amount equal to one hundred percent (100%) of the portion of such payment;

(e) for certainty, should there exist a Default or an Event of Default at the time of or following receipt of proceeds under Section 3.14(a), (b) or (d) and prior to such proceeds being applied by a Borrower in accordance with the provisions of such Section, such proceeds shall be applied forthwith as a Repayment in accordance with the provisions of Section 3.14(c);

 (f) if the Agent determines that on any day the aggregate of (a) Advances in US Dollars then outstanding under any Tranche other than the Swingline, and (b) the Equivalent Amount in US Dollars of Advances in Canadian Dollars, £ and euros then outstanding under that Tranche on such day, exceeds an amount equal to the Commitments then in effect in respect of the respective Tranche, the Agent shall notify the respective Borrower that such an event has occurred, and the respective Borrower shall upon receipt of such notice repay Advances under the particular Tranche in an amount equal to such excess (referred to in the paragraph (f) as the “Excess Amount”). If the Excess Amount is at any time equal to or greater than 3% of the respective Tranche Maximum Amount, then the repayment of the Excess Amount to such Lender shall be made by the respective Borrower within three Business Days after the Agent requests such repayment. If the Excess Amount is less than 3% of the respective Tranche Maximum Amount, then the repayment of the Excess Amount shall be made on the later of (i) three Business Days after the Agent requests such repayment and (ii) the last Business Day of the month of such notice provided no Default or Event of Default has occurred which is continuing. If a Default or Event of Default has occurred which is continuing, such Excess Amount will be paid within the aforesaid three Business Days; and

(g) if the Agent determines that on any day the aggregate of (a) Advances in US Dollars then outstanding under the Swingline, and (b) the Equivalent Amount in US Dollars of Advances in Canadian Dollars then outstanding under the Swingline on such day, exceeds an amount equal to the Commitments then in effect in respect of the Swingline, the Agent shall notify the Canadian Borrower that such an event has occurred, and the Canadian Borrower shall immediately upon receipt of such notice repay Advances under the Swingline in an amount equal to such excess.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

4.01 Representations and Warranties

Each Borrower hereby represents and warrants to the Agent and the Lenders as follows, with respect to itself and also with respect to each of its Material Subsidiaries:

(a) Status - It has been duly incorporated (or in the case of a Subsidiary which is a partnership or limited liability company, duly formed) and organized, is validly subsisting and – to the extent applicable in the applicable jurisdiction – in good standing under the laws of its governing jurisdiction and is up to date in respect of all material partnership, corporate or similar material filings.

(b) Information - Schedule 4.01(b) attached hereto contains a corporate chart of all Companies as at the date of this Agreement, and the following information in respect of the Borrowers and each Material Subsidiary in each case as of the Fourth Closing Date: jurisdiction of incorporation or establishment, present governing jurisdiction, registered office, chief executive office, principal place of business, all locations at which it carries on business or owns assets including the address at which the books and records of such Company are located, the address from which the invoices and accounts of such Company are issued, its bank accounts, the number and classes of its issued and outstanding shares and, except for the Canadian

Borrower, a list of its shareholders, partners or members, as applicable, including the number and class of shares (or proportionate membership or partnership interest) held by each. The Canadian Borrower also agrees to provide similar information in respect of all or any of the Companies to the Agent promptly upon its request from time to time.

(c) Rights to Acquire Shares of Material Subsidiaries - Except as set out in Schedule 4.01(c), no Person has an agreement or option or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any unissued shares in the capital of any Material Subsidiary.

(d) No Pending Changes - As of the Fourth Closing Date or as set forth in a Compliance Certificate delivered to the Agent subsequent to the date of this Agreement, no Person has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase of any properties or assets of any Material Subsidiary out of the ordinary course of business or for the purchase, subscription, allotment or issuance of any debt or equity securities of any Material Subsidiary.

(e) No Conflicts under Material Contracts, Material Permits, or Leases in Respect to Leased Properties - The execution and delivery by each Obligor of those Loan Documents to which it is a party, and the performance of its obligations thereunder, will not conflict with, result in a breach of or require any approval or consent under any Material Contract or Material Permit, other than consents or approvals which have been obtained and other than conflicts of a minor nature.

(f) No Conflict with Charter Documents - There are no provisions contained in the charter documents, or by-laws of any Obligor, or any partnership agreement, shareholders’ agreement, voting trust agreement or similar agreement relating thereto, which restrict or limit its powers to borrow money, issue debt obligations, guarantee the payment or performance of the obligations of others or encumber all or any of its present and after-acquired property or which would be contravened by the execution and delivery of those Loan Documents to which it is a party or the performance of its obligations thereunder.

(g) Loan Documents - Each Borrower has the capacity, power, legal right and authority to borrow from the Lenders, perform its obligations under this Agreement and provide the Security required to be provided by it hereunder. Each other Company has the capacity, power, legal right and authority to guarantee payment to the Agent and the Lenders of the Obligations and to provide the Security required to be provided by it hereunder. The execution and delivery of the Loan Documents by the Obligors and the performance of their respective obligations therein have been duly authorized by all necessary action. This Agreement and the other Loan Documents constitute legal, valid and binding obligations of the Obligors that are parties thereto, enforceable against them in accordance with the terms and provisions thereof, subject to laws of general application affecting creditors’ rights and the discretion of the court in awarding equitable remedies.

(h) Conduct of Business; Material Permits - Each Borrower and each Material Subsidiary (i) is in compliance in all material respects with all Applicable Laws of each jurisdiction in which it carries on business including, without limitation, Applicable Laws relating to workers compensation and occupational health and safety and (ii) is duly licensed, registered and qualified to do business and, to the extent applicable in each jurisdiction, is in good standing in each jurisdiction in which the nature of the business conducted by it or the property owned or leased by it make such qualification necessary, except to the extent that the failure to hold any such licences or registrations would not constitute a Material Adverse Change. Attached hereto as Schedule 4.01(h) is a true and complete list of all Material Permits as of the date of this Agreement, and, to the knowledge of the Companies, all such Material Permits are valid and subsisting and in good standing.

(i) Ownership of Assets - Each Obligor owns and possesses its undertaking, property and assets free and clear of any and all Liens except for Permitted Liens.

(j) Owned Properties - Schedule 4.01(j) attached hereto, as updated pursuant to a Compliance Certificate delivered to the Agent pursuant to Section 5.04(b) subsequent to the date of this Agreement, contains a true and complete list of the Owned Properties.

(k) Leased Properties – Schedule 4.01(k) attached hereto, as updated pursuant to a Compliance Certificate delivered to the Agent pursuant to Section 5.04(b) subsequent to the date of this Agreement, contains a true and complete list of each premise leased by the Obligors and specifies whether such properties are retail stores, distribution centres, office space or otherwise.

(l) Intellectual Property and Computer Software - Each Company possesses or has the right to use all Intellectual Property it currently uses, each of which is in good standing in all material respects, and has the right to use such Intellectual Property without violation of any material rights of others with respect thereto. Schedule 4.01(l) attached hereto, as updated pursuant to a Compliance Certificate delivered to the Agent pursuant to Section 5.04(b) subsequent to the date of this Agreement, contains a true and complete list of all registered Intellectual Property whether owned by or licensed to the Companies. All owned Intellectual Property is in good standing. Each Company owns or has licensed for use or otherwise has the right to use all of the material software necessary to conduct its businesses.

(m) Insurance -

(i)
ts shall be shared by the Lenders rateably in accordance with the aggregate including property, boiler and machinery, business interruption and liability insurance, in appropriate amounts and for appropriate risks as would reasonably be considered prudent for similar businesses;

(ii)	As of the Fourth Closing Date, Schedule 4.01(m) contains a true and complete list of all insurance policies held by each Borrower and the Material Subsidiaries; and
(iii)
Each of the Borrowers and the Material Subsidiaries is insured by reputable third party insurers in respect of the operations and assets of such Companies, which insurance is in full force and effect and provides coverage that such Companies have determined to be commercially reasonable taking into account the nature of such Companies’ business;

(n) Material Contracts – Schedule 4.01(n) attached hereto, as updated pursuant to a Compliance Certificate delivered to the Agent subsequent to the date of this Agreement, contains a true and complete list of all Material Contracts. Each Material Contract is in good standing and in full force and effect; and none of the Companies party thereto is in material breach of any of the terms or conditions contained therein.

(o) Labour Agreements - There are no labour agreements in effect between any Borrower or the Material Subsidiaries and any labour union and there are no agreements with any employee association and such Companies are not under any obligation to assume any such agreements to or conduct negotiations with any labour union or employee association with respect to any future agreements and the Borrowers are not aware of any current attempts to organize or establish any such labour union or employee association. Neither any Borrower nor the Material Subsidiaries is engaged in any unfair labour practice and there is no unfair labour practice complaint or complaint of employment discrimination pending against any such Company, or, to the knowledge of the Borrowers, threatened against any Company, before any Governmental Authority, other than practices or complaints which could not reasonably be expected to result in a Material Adverse Change.

(p) Environmental Laws - Each of the Borrowers and the Material Subsidiaries and its business, operations, assets, equipment, property, leaseholds and other facilities is in compliance in all material respects with all Requirements of Environmental Law. As of the Closing Date, no such Company has received any written complaint, order, directive, claim, citation, or notice from any Governmental Authority or any other Person with respect to (i) air emissions; (ii) spills, releases, or discharges to soils, surface water, groundwater or the sewer, septic system or waste treatment, storage or disposal systems servicing any of the Properties which constitute a violation of any Requirements of Environmental Laws; (iii) noise emissions; (iv) solid or liquid waste disposal; (v) the use, generation, storage, transportation, or disposal of Hazardous Materials; or (vi) other Requirements of Environmental Law affecting the Properties or such Companies taken as a whole. As of the Closing Date, except as disclosed in Schedule 4.01(p) attached hereto, there are no legal or administrative proceedings, investigations or claims now pending or, to the knowledge of the Borrowers, threatened, with respect to the presence on or under, or the discharge, emission, spill, radiation or disposal into or upon any of the Properties, the atmosphere, or any watercourse or body of water, of any Hazardous Material; nor is any such Company in discussion with any Governmental Authority of any material matters relating thereto; and there is no factual basis for any such proceedings, investigations or claims. As of the Closing Date, such Companies have no indebtedness, obligation or liability, absolute or contingent, matured or not matured, with respect to the storage, treatment, cleanup or disposal of any Hazardous Materials (including without limitation any such indebtedness, obligation, or liability under any Requirements of Environmental Law regarding such storage, treatment, cleanup or disposal).

(q) No Litigation or Judgements - Except as disclosed in Schedule 4.01(q) attached hereto, as updated pursuant to a Compliance Certificate delivered to the Agent subsequent to the date of this Agreement, there are no claims, actions, suits or proceedings pending against any

Company in any court or before or by any federal, state, provincial, municipal or other Governmental Authority in which the amount claimed is in excess of “XXX XXX XXX”. Except as disclosed in Schedule 4.01(q) attached hereto and as of the Fourth Closing Date, there are no judgements, writs, orders or awards outstanding against any of the Companies in an amount exceeding “XXX XXX XXX XXX XXX XXX”.

(r) Pension Plans - No steps have been taken to terminate any Pension Plan (in whole or in part) and, no failure to remit contributions has occurred with respect to any Pension Plan, in either case, sufficient to give rise to a Lien under any Laws of any jurisdiction (other than a Permitted Lien), and no condition exists and no event or transaction has occurred with respect to any such Pension Plan which could result in the incurrence by any Company of any material liability, fine or penalty. Each Pension Plan is in compliance in all material respects with all applicable pension benefits and tax laws, (i) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made to the appropriate funding agency in accordance with all Applicable Laws and the terms of such Pension Plan have been made in accordance with all Applicable Laws and the terms of such Pension Plan, except for amounts which are immaterial, (ii) all liabilities under such Pension Plan are funded, on a going concern and solvency basis, in accordance with the terms of the respective Pension Plans, the requirements of applicable pension benefits laws and of applicable regulatory authorities and the most recent actuarial report filed with respect to the Pension Plan, and (iii) no event has occurred and no conditions exist with respect to any such Pension Plan that has resulted or could reasonably be expected to result in such Pension Plan having its registration revoked or refused for the purposes of any applicable pension benefits or tax laws or being placed under the administration of any relevant pension benefits regulatory authority or being required to pay any taxes or penalties under any applicable pension benefits or tax laws.

(s) Financial Statements - The Year-End Financial Statements and Interim Financial Statements of the Canadian Borrower to be delivered to the Agent and the Lenders from time to time will be prepared in accordance with GAAP (subject in the case of Interim Financial Statements to the absence of footnotes and subject to year-end adjustments) on a basis which is consistent with the previous fiscal period, and present fairly:

(i)	the Canadian Borrower’s assets and liabilities (whether accrued, absolute, contingent or otherwise) and financial condition as at the dates therein specified all on a consolidated basis;
(ii)	the Canadian Borrower’s sales, earnings and results of its operations during the periods covered thereby all on a consolidated basis; and
(iii)	in the case of the Year-End Financial Statements, the Canadian Borrower’s changes in financial position all on a consolidated basis;
and the Companies (taken as a whole) have no material liabilities (whether accrued, absolute, contingent or otherwise) except as disclosed therein and liabilities incurred in the ordinary course of business; and since the dates of the said Year-End Financial Statements and Interim Financial Statements, as the case may be, no material liabilities have been incurred by the Canadian

Borrower on a consolidated basis except in the ordinary course of business and no Material Adverse Change has occurred.

(t) Financial and Other Information - (i) all written information and data (excluding financial projections) concerning the Companies that has been prepared by or on behalf of the Companies and that has been made available to the Agent or Lenders, was, at the time such information was made available, true and correct in all material respects and did not, at the time such information was made available, contain any untrue statement of a material fact or omit to state a material fact required in order to make the statements contained in such information and data, taken as a whole not materially misleading in light of the circumstances under which such statements are made; and (ii) all financial projections concerning the Companies that have been prepared by or on behalf of the Companies and that have been made available to the Lenders by the Companies in connection with this Agreement have been prepared in good faith based upon assumptions believed by the Canadian Borrower to be reasonable at the time made and at the time made available to the Lenders, (it being understood and agreed that financial projections are not a guarantee of financial performance and actual results may differ from financial projections and such differences may be material).

(u) Guarantees - No Guarantees have been provided by any Obligor, except for Guarantees which comprise part of the Security and those Guarantees set out in Schedule 5.02(d), as updated pursuant to a Compliance Certificate delivered to the Agent subsequent to the date of this Agreement.

(v) Taxes - Except as set out in Schedule 4.01(v), each Company has filed all tax returns in compliance with Applicable Law required to be filed by it, and has paid all taxes which are due and payable by it, (i) except for amounts which are immaterial and (ii) also except for any taxes which are being contested in good faith and in respect of which reasonable reserves have been established. Each Company has also paid all other taxes, charges, penalties and interest due and payable under or in respect of all assessments and re-assessments of which it has received written notice, (i) except for amounts which are immaterial and (ii) also except for any assessments or reassessments which are being contested in good faith and in respect of which reasonable reserves have been established. Except as set out in Schedule 4.01(v), as updated pursuant to a Compliance Certificate delivered to the Agent subsequent to the date of this Agreement, there are no actions, suits, proceedings, investigations or claims pending, or, to the knowledge of the Companies, threatened against any Company in respect of taxes, governmental charges or assessments or any material matters under discussion with any Governmental Authority relating to taxes, governmental charges or assessments asserted by any such Governmental Authority in which the amount claimed or that is subject to investigation is in excess of “XXX XXX XXX XXX XXX XXX”

(w) Statutory Liens - Each of the Borrowers and the Material Subsidiaries has remitted on a timely basis all amounts (other than in respect of immaterial amounts) required to have been withheld and remitted (including withholdings from employee wages and salaries relating to income tax, employment insurance and Canada Pension Plan contributions), goods and services tax and all other amounts which if not paid when due could result in the creation of a Statutory Lien against any of its property, except for Permitted Liens.

(x) No Default, etc. - No Default or Event of Default has occurred and is continuing.

(y) Non-Arm’s Length Transactions - All agreements, arrangements or transactions between any Obligor, on the one hand, and any Associate of, Affiliate of or other Person not dealing at Arm’s Length with such Company (excluding agreements, arrangements or transactions between Obligors), on the other hand, are set forth on Schedule 4.01(y), as updated pursuant to a Compliance Certificate delivered to the Agent pursuant to Section 5.04(b) subsequent to the date of this Agreement.

(z) Material Subsidiaries - As of the Fourth Closing Date, all Material Subsidiaries are listed in Schedule 4.01(z) attached hereto.

(aa) No Borrower is an EEA Financial Institution.

4.02 Additional Representations and Warranties re US Companies

Each Borrower hereby represents and warrants to the Agent and the Lenders as follows, with respect to each US Company:

(a) Margin Stock - It is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulations T, U or X of the Board of Governors of the US Federal Reserve System or any entity succeeding to any of its principal functions), and no part of the proceeds of any Advance or any other extension of credit made hereunder will be used to purchase or carry any such margin stock or to extend credit to others for the purpose of purchasing or carrying any such margin stock.

(b) Investment Company - (i) neither it nor any of its Subsidiaries is an “investment company” nor a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and (ii) neither it, nor any Person, controlling it, nor any Person controlling it, nor any of its Subsidiaries is subject to regulation under the Federal Power Act, the Interstate Commerce Act, any state public utilities code, or any other federal or state statute, rule or regulation limiting its ability to incur Debt, pledge its assets or perform its Credit Agreement Obligations under the Loan Documents.

(c) ERISA -With respect to each US Pension Plan, it and each other member of its Controlled Group has fulfilled its obligations under the minimum funding standards of and is in compliance in all material respects with ERISA and the Revenue Code to the extent applicable to it and has not incurred any liability to the PBGC or under Title IV of ERISA, other than a liability to the PBGC for premiums under Section 4007 of ERISA; (ii) it does not have any contingent liabilities with respect to any post-retirement benefits under a Welfare Plan, other than liability for continuation coverage described in Part 6 of Title I of ERISA or as required under US State law requirements for health continuation coverage, (iii) neither a Reportable Event nor a Prohibited Transaction has occurred and is continuing with respect to any US Pension Plan; (iv) no notice of intent to terminate a US Pension Plan has been filed, nor has any US Pension Plan been terminated; (v) no circumstances exist which constitute grounds entitling the PBGC to institute proceedings to terminate, or appoint a trustee to administer, a US Pension Plan, nor has the PBGC instituted any such proceedings; (vi) neither it nor any member of its Controlled Group has completely or partially withdrawn from a Multiemployer Plan; it and all members of its Controlled Group have met their minimum funding requirements under ERISA with respect to all of their US Pension Plans and the present value of all vested benefits under each US Pension Plan exceeds the fair market value of all US Pension Plan assets allocable to such benefits, as determined on the most recent valuation date of the Plan and in accordance with the provisions of ERISA; and neither it nor any member of its Controlled Group has incurred any liability to the PBGC under ERISA, in each case, which could reasonably be expected to result in a Material Adverse Change.

(d) OFAC - It is not in violation of any of the country or list based economic and trade sanctions administered and enforced by OFAC. No Company (i) is a Sanctioned Person or a Sanctioned Entity, (ii) has more than 10% of its assets located in Sanctioned Entities, or (iii) derives more than 10% of its revenues from investments in, or transactions with Sanctioned Persons or Sanctioned Entities.

4.03 Survival of Representations and Warranties

The representations and warranties set out in Section 4.01 and 4.02 will be deemed to be repeated by each Borrower (i) as of the date of each request for a new Advance (other than an Overdraft) by such Borrower, and (ii) in each Compliance Certificate delivered pursuant to Sections 5.04(a) and 5.04(b), except to the extent that on or prior to such date (a) such Borrower has advised the Agent in writing of a variation in any such representation or warranty as required by the terms hereof, and (b) if such variation in the opinion of the Lenders, acting reasonably, is material to the Collateral, liabilities, affairs, business, operations or condition (financial) of the Companies, considered as a whole, or could have or be reasonably likely to result in, a Material Adverse Change, the Lenders have approved such variation. For certainty, representations that speak to a specific date (i.e., the Closing Date or the Fourth Closing Date) when repeated will continue to speak to such specified date.

ARTICLE V
COVENANTS

5.01 Positive Covenants

Each Borrower hereby covenants and agrees with the Agent and the Lenders that it will, and will cause each of its Material Subsidiaries to:

(a) Prompt Payment - in the case of such Borrower, punctually pay all principal, interest and other amounts due hereunder at the times and in the manner specified herein (subject to any applicable grace or cure period);

(b) Preservation of Existence - maintain its existence in good standing, preserve its rights, powers, licences, privileges, franchises and goodwill, exercise any rights of renewal or extensions of any leases, licences, concessions, franchises or any other rights whatsoever which are material to the conduct of its business, maintain all material qualifications to carry on business in each jurisdiction in which such qualifications are required except where the failure to do so could not reasonably be expected to result in a Material Adverse Change;

(c) Compliance with Laws - (i) comply in all material respects with all Applicable Laws (specifically including, for greater certainty, all applicable Requirements of Environmental Law), (ii) use the proceeds of all Advances hereunder for legal purposes, and (iii) obtain and maintain in good standing all material leases, licences, permits and approvals (collectively, “Permits”) from any and all Governmental Authorities required in respect of its business and operations except for those Permits that are not material to the Business;

(d) Payment of Taxes, etc. - pay when due all rents, taxes, rates, levies, assessments and governmental charges, fees and dues lawfully levied, assessed or imposed in respect of its property which are material to the conduct of its business, and deliver to the Agent upon request receipts evidencing such payments; except for rents, taxes, rates, levies, assessments and governmental charges, fees or dues in respect of which an appeal or review proceeding has been commenced, a stay of execution pending such appeal or review proceeding has been obtained, reasonable reserves have been established in accordance with GAAP or the amounts in question do not in the aggregate materially detract from the ability of the Companies (taken as a whole) to carry on their businesses and to perform and satisfy all of their respective obligations hereunder;

(e) Maintain Records - maintain adequate books, accounts and records in accordance with GAAP;

(f) Maintenance of Properties - keep its property and assets (other than obsolete assets or assets no longer used in the business) in good repair and working condition as used in the business (ordinary wear and tear excepted);

(g) Inspection - permit the Agent and its employees and agents, upon reasonable notice and not more than once in each Fiscal Year at the expense of the Borrowers (or more than once a Fiscal Year but subsequent times at the expense of the Lenders unless an Event of Default has occurred and is continuing in which case, for certainty, there shall be no limits on the number of inspections), to, enter upon and inspect their properties, assets, books and records, from time to time on reasonable notice and during normal business hours and in a manner which does not interfere with the operations of such Companies, and make copies of and abstracts from such books and records, and discuss their affairs, finances and accounts with any of their officers, directors, accountants and auditors; provided that such prior notice shall not be required if a Default or an Event of Default has occurred and is continuing;

(h) Insurance Coverage - (i) obtain from reputable insurance companies and maintain liability insurance, all-risks property insurance on a replacement cost basis (less a reasonable deductible not to exceed amounts customary in the industry for similarly situated businesses and properties); all of which policies of insurance shall be in such amounts as may be customarily maintained by other like businesses of like size and all casualty insurance policies, and (ii) in the case of Obligors, shall include a standard mortgage clause approved by the Insurance Bureau of Canada (or an equivalent clause in respect of such US Companies) and the interest of the Agent shall be noted as an additional insured on all liability insurance policies (excluding executive liability policies (including directors and officers liability insurance policies and life insurance policies)) and as first mortgagee and loss payee on all other insurance policies; and the Agent shall be provided with certificates of insurance and certified copies of such policies from time to time upon request;

(i) Notice of Certain Events - provide prompt notice to the Agent of: (i) the occurrence of any Default or Event of Default (for greater certainty, whether or not such Default or Event of Default is continuing); (ii) the incorrectness of any representation or warranty contained herein other than those which are immaterial; (iii) any Material Adverse Change; (iv) any litigation which is material in relation to the Companies taken as a whole or in which the amount claimed is in excess of “XXX XXX XXX XXX XXX XXX”; (v) any notice of default, termination or suspension received by any Company in respect of Debt exceeding “XXX” or in respect of any Material Contract or Material Permit; and (vi) the purchase of any Properties following the Closing Date involving a cost greater than “XXX XXX XXX XXX XXX XXX”;

(j) ERISA - promptly pay and discharge all obligations and liabilities arising under ERISA of a character which if unpaid or unperformed could result in the imposition of a Lien other than a Permitted Lien against any of its properties; promptly notify the Agent of (i) the occurrence of any Reportable Event with respect to a US Pension Plan, (ii) receipt of any notice from the PBGC of its intention to seek termination of any Plan or appointment of a trustee therefor, (iii) its intention to terminate or withdraw from any US Pension Plan or Multiemployer Plan, and (iv) the occurrence of any event with respect to any US Pension Plan or Multiemployer Plan which would result in the incurrence by it or any Subsidiary of any material liability, fine or penalty, and (v) any material increase in its contingent liability with respect to any post-retirement Welfare Plan benefit;

(k) Patriot Act - in the case of all of the Companies, the Borrowers acknowledge and agree that pursuant to the provisions of the USA Patriot Act (Title III of the Pub. L. 107-56) signed into law October 26, 2001 (the “Patriot Act”), the Agent and any Lender may be required to obtain, verify and record information with respect to the Companies; and the Borrowers hereby agree to cooperate with the Agent and each Lender and provide them with all information that may be required in order to fulfil their obligations under the Patriot Act; and without limiting the generality of the foregoing, the Borrowers agree to use commercially reasonable efforts to obtain the consent of any of their respective officers, directors and employees whose consent to the disclosure of any such information is required under applicable privacy legislation in Canada;

(l) Delivery of Share Certificates - subject to Section 5.02(n), deliver, from time to time and within 15 days of the issuance of any Equity Interests in a Company, all original certificates (if any) representing such Equity Interests of such Company together with a duly completed stock transfer power of attorney. For greater certainty, Companies that are not Obligors shall not be required to pledge Equity Interests or deliver certificates reflecting ownership interests of Companies;

(m)         Further Information - provide the Agent and the Lenders with such further information concerning the Companies as they may reasonably require from time to time, specifically including without limiting the generality of the foregoing particulars of material intellectual property owned or licensed by the Companies;

(n)             Bank Accounts - Any bank accounts maintained by an Obligor in the United States with a Person other than a Lender or their Affiliates (other than those bank accounts which are swept daily into a concentration account with the Lender or its Affiliate which is the subject of a deposit account control agreement, disbursement accounts and payroll accounts) shall be subject to delivery to the Agent of a deposit account control agreement by no later than (i) in the case of accounts existing prior to the Fourth Closing Date, 150 days following the date of this Agreement, and (ii) in the case of accounts opened following the Fourth Closing Date, 150 days following the opening of such deposit account, in form and substance satisfactory to the Agent acting reasonably, which agreement shall not restrict such Obligor’s operation of such account prior to the existence of an Event of Default. Any bank accounts maintained by an Obligor in Europe (other than with a Lender or an Affiliate of a Lender and other than payroll accounts which have, at any one time, no more than “XXX” of deposits in the aggregate) shall be subject to delivery to the Agent of such documentation as may be required to create a First-Ranking Security Interest in favour of the Agent. Notwithstanding the foregoing, a deposit account control agreement or First-Ranking Security Interest shall not be required in respect of accounts which, at any one time, have no more than “XXX” of deposits in aggregate;

(o) Expenses - pay promptly all reasonable fees and disbursements (including sales tax, goods and services tax and harmonised sales tax) incurred or paid by the Agent or the Lenders in connection with the preparation, negotiation, execution, delivery, maintenance, amendment and enforcement (including any workouts in connection with or in lieu of any enforcement) of the Loan Documents and in connection with the consummation of the transactions contemplated by the Loan Documents and, including without limitation, all court costs and all reasonable fees and disbursements of lawyers, auditors, consultants and accountants, provided that the Borrowers shall only be responsible for (i) one Canadian law firm for both the Agent and Lenders (unless Collateral is located in a Province of Canada that requires the retention of local counsel), (ii) one US law firm for both the Agent and Lenders (unless Collateral is located in a State of the United States of America that requires the retention of local counsel), and (iii) one local law firm in each other jurisdiction deemed necessary by the Agent, acting reasonably “XXX XXX XXX XXX XXX XXX”“XXX XXX XXX XXX XXX XXX”.

(p) Pension Plans and US Pension Plans - maintain all Pension Plans and US Pension Plans relating to each Company in compliance (other than immaterial noncompliance) with all Applicable Laws;

(q) Material Contracts - provide written notice to the Agent of the entering into of a Material Contract within thirty (30) days after doing so and provide a true copy of such Material Contract to the Agent;

(r) Excluded Subsidiaries - upon the occurrence of an Event of Default that is continuing and upon request of the Agent, cause each Excluded Subsidiary to deliver to the Agent (i) a guarantee of the Obligations, (ii) security in favour of the Agent in order to ensure that the Agent has a First-Ranking Security Interest over the Collateral owned by each such Excluded Subsidiary, (iii) all resolutions and certificates required by the Agent along with all standard and customary legal opinions, and (iv) such other documents and instruments required by the Agent, acting reasonably;

(s) Cure Defects - Promptly upon having knowledge thereof, cure or cause to be cured any defects in the execution and delivery of any of the Loan Documents or any of the other agreements, instruments or documents contemplated thereby or executed pursuant thereto or any defects in the validity or enforceability of any of the Loan Documents and execute and deliver or cause to be executed and delivered all such agreements, instruments and other documents as the Agent may consider reasonably necessary or desirable for the foregoing purposes;

(t) Acquisition Debt - following an Acquisition, the Borrowers shall cause the repayment of all Debt of the Person acquired (other than Permitted Funded Debt) provided that if the Acquisition is of Equity Interests, the repayment of such Debt can be completed by the earlier of (i) 90 days of the closing of the Acquisition, and (ii) the occurrence of a Default or an Event of Default. Notwithstanding the foregoing, the Person acquired may not amalgamate or merge with a Company prior to repayment of such Debt; and

(u) Liens on Assets of Persons Acquired - following an Acquisition, the Borrowers shall provide the Agent and the Lenders with evidence that there are no Liens affecting such Person or its assets other than Liens which will constitute Permitted Liens (and, if requested, in the case of Liens registered in any Province of Canada, the Agent and the Lenders shall have received estoppel letters in form and substance acceptable to the Agent, acting reasonably) and Liens that will be discharged concurrent with the closing of such Acquisition; provided that if the Acquisition is of Equity Interests, the satisfaction of these terms and the discharge of such Liens can be completed by the earlier of (i) 90 days of the closing of the Acquisition, and (ii) the occurrence of a Default or an Event of Default. Notwithstanding the foregoing, the Person acquired may not amalgamate or merge with a Company prior to the discharge of such Liens.

(v) The U.S. Borrower acknowledges and agrees that, if there are any Properties located in the United States which become subject to a deed of trust or mortgage (each a “Mortgaged Property”) then the granting of such security, and thereafter any increase, extension or renewal of any of the Commitments or Loans (including the provision of any incremental Facilities hereunder but excluding (i) any continuation or conversion of borrowings, or (ii) the making of any Loan), shall be subject to (and conditioned upon): (1) the prior delivery of all flood hazard determination certifications, acknowledgements and evidence of flood insurance and other flood-related documentation with respect to such Mortgaged Properties as required by Flood Insurance Laws and as otherwise reasonably required by the Agent and (2) the Agent shall have received written confirmation from each Lender that flood insurance due diligence and flood insurance compliance has been completed by such Lender (such written confirmation not to be unreasonably withheld, conditioned or delayed) to the extent required to be performed by such Lender. With respect to each Mortgaged Property that is located in an area identified by the Federal Emergency Management Agency (or any successor agency) as a “special flood hazard area” with respect to which flood insurance has been made available under Flood Insurance Laws, the applicable Obligor (A) has obtained and will maintain, with financially sound and reputable insurance companies (except to the extent that any insurance company insuring the Mortgaged Property of the applicable Obligor ceases to be financially sound and reputable after the Fourth Closing Date, in which case, the U.S. Borrower shall promptly replace such insurance company with a financially sound and reputable insurance company), such flood insurance in such reasonable total amount as the Agent may from time to time reasonably require, and otherwise sufficient to comply with all applicable rules and regulations promulgated pursuant to the Flood Insurance Laws and (B) promptly upon request of the Agent or any Lender, will deliver to the Agent or such Lender, as applicable, evidence of such compliance in form and substance reasonably acceptable to the Agent and each Lender, including, without limitation, evidence of annual renewals of such insurance.

5.02 Negative Covenants

Each Borrower hereby covenants and agrees with the Agent and the Lenders that it will not, and will ensure that each of the Material Subsidiaries (and the Excluded Subsidiaries in the case of Section 5.02(b) does not, without the prior written consent of the Required Lenders (or if expressly stated herein, all of the Lenders) in their sole discretion:

(a) Debt - create, incur or assume any Debt except Permitted Funded Debt and Intercompany Debt permitted under Section 5.02(f)(ii) provided that, after written notice by the Agent to the Canadian Borrower, no further advances may be made between Companies should there exist a Default or Event of Default. No Obligor may repay Intercompany Debt owed to an Excluded Subsidiary should there exist a Default or an Event of Default;

(b) Liens - grant or suffer to exist any Lien in respect of any of its property, except Permitted Liens and Liens granted by Excluded Subsidiaries not securing in aggregate more than $500,000 of Debt;

(c) Disposition of Assets - directly or indirectly sell or otherwise dispose of any of its assets, except (i) any sale or disposition that does not constitute an Asset Sale, (ii) provided that no Default or Event of Default exists, the sale of obsolete assets and assets no longer used in the business, (iii) disposition of assets between (A) US Obligors, (B) Canadian Obligors, (C) European Obligors, (D) Companies that are not Guarantors, (E) Companies that are not Guarantors to a Borrower or a Guarantor, and (iv) provided that no Default or Event of Default exists, Asset Sales, the Net Asset Sale Proceeds of which do not exceed “XXX” for any single Asset Sale or series of related Asset Sales or “XXX” in the aggregate during any Fiscal Year and provided the Net Asset Sale Proceeds thereof shall be applied as a repayment (or reinvested) to the extent required by paragraph 3.14(b);

(d) Guarantees - become obligated under Guarantees except Guarantees which comprise part of the Security and unsecured Guarantees made in the ordinary course of business (and not, for example, for purposes of supporting financing provided by a third party lender) of obligations of Obligors which, as of the Fourth Closing Date, are limited to those Guarantees identified in Schedule 5.02(d) provided no additional Guarantees shall be issued while there exists a Default or an Event of Default;

(e) Financial Assistance to Excluded Subsidiaries - provide any Financial Assistance to an Excluded Subsidiary except as permitted in accordance with Section 5.02(f)(ii) of this Agreement;

(f) Investments - make or acquire any Investments, except for: (i) Investments by an Obligor in another Obligor, provided in each case that there exists no Default or Event of Default; (ii) Investments, Financial Assistance and Intercompany Debt by or advanced by an Obligor in or to a Excluded Subsidiary in an amount for all such Investments, Financial Assistance and Intercompany Debt granted to Excluded Subsidiaries by Obligors not to exceed, in the aggregate, $10,000,000 in any Fiscal Year and provided that no such Investment, Financial

Assistance or Intercompany Debt may be made or advanced should there exist a Default or an Event of Default; (iii) Investments in deposit receipts, term deposits, guaranteed investment certificates or other debt obligations issued by a Schedule I Canadian bank or other financial institution acceptable to the Required Lenders; (iv) Investments in Cash Equivalents and (v) Investments comprised of advances constituting Intercompany Debt subject to the limitations provided for in (ii) above; (vi) loans and advances to employees of any Company made in the ordinary course of business in an aggregate amount not to exceed $250,000 outstanding at any time for all employees provided that should a Default or Event of Default exist no such loans or advances may be made, (vii) Investments in any securities received in satisfaction or partial satisfaction of debts from financially troubled account debtors; and (viii) deposits, prepayments and other credits to suppliers made in the ordinary course of business consistent with the past practices of any Company. Notwithstanding the foregoing and in addition to the Investments, Financial Assistance and Inter-Company Debt permitted under subsection (ii) above, if 100% of the purchase price of a Permitted Acquisition is paid by virtue of an Advance under Facility A, and the Total Funded Debt to Adjusted EBITDA Ratio is less than 2.0:1.0 on a pro-forma basis after the subject Advance in connection with the Permitted Acquisition and after adjustments to Adjusted EBITDA to reflect the Permitted Acquisition, the restrictions under this Section 5.02(f) shall not apply and the drawn funds may be utilized for Investments, Financial Assistance and Inter-Company Debt to or in support of an entity that is not an Obligor;

(g) Acquisitions – make any Acquisitions, except for any Acquisition where Facility A is not used for such Acquisition and except for Permitted Acquisitions.

(h) Changes - change the nature of the Business, export a Canadian or provincially incorporated Company into a jurisdiction outside of Canada, amend, in a manner adverse to the Lenders, its constating documents (or partnership agreement, as applicable) or enter into any transaction (except as otherwise permitted by Section 5.02(p) whereby all or a substantial portion of its undertaking, property and assets would become the property of any other Person, (whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise);

(i) Fiscal Year - change its Fiscal Year (except that any Subsidiary may change its Fiscal Year to that of the Canadian Borrower);

(j) Dealing with Related Persons - enter into any material contract with any Related Person unless all terms and conditions thereof are commercially reasonable, provided that nothing contained in this Section 5.02(j) shall prevent any transactions and payments specifically permitted by other provisions of this Agreement, contracts or other transactions entered into among Companies that are on commercially reasonable terms that are consistent with past practice, or payments of proceeds of insurance from one Company to a Related Person in respect of any covered claim involving such Related Person to the extent that any such payments are not otherwise required to be paid to the Agent or the Lenders hereunder;

(k) Use of Advances - use the proceeds of any Advance for any purposes other than those expressly contemplated in this Agreement (and without limiting the generality of the foregoing, the proceeds of any Advance will not be used to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person or a Sanctioned Entity);

(l) Hedging Agreements - enter into or be a party to any Hedging Agreement that is related to hedging of any draw on the Facilities, unless:

(i)	such Hedging Agreement is entered into with a Lender or an Affiliate of a Lender;
(ii)
if such Hedging Agreement is with a Lender or an Affiliate of a Lender, the applicable Borrower shall execute an ISDA agreement and all other documentation as may be required by such Lender or applicable Affiliate;

(iii)
such Hedging Agreement is entered into for the purpose of hedging against the risk of fluctuations in currencies or interest rates, or for equity hedges relating to management share grant programs or any similar transaction (including any option with respect to any of such transactions or arrangements) and not for speculative purposes; and

(iv)	the maturity date of such Hedging Agreement is not later than the Maturity Date;

(m) Service Agreements – enter into or be a party to any agreement referred to in the definition of Service Agreements unless same is (i) entered into with a Lender or an Affiliate of a Lender, (ii) permitted under subsection (xi) of the definition of Permitted Debt, or (iii) consented to by the Agent;

(n) No New Subsidiaries and Share Issuances - (i) create or acquire any Subsidiary after the date of this Agreement unless: (a) all of the issued and outstanding capital of such Subsidiary is owned by a Company; (b) such new Subsidiary, if a Material Subsidiary and not an Excluded Subsidiary, provides, within 90 days of such creation or acquisition, a legal, valid and enforceable guarantee in favour of the Agent for and on behalf of the Lenders and security in form and substance satisfactory to the Lenders; (c) within 90 days of such creation or acquisition, all of the issued and outstanding Equity Interests of such new Material Subsidiary are pledged to the Agent, (d) within 90 days of such creation or acquisition, all resolutions (corporate, shareholder or otherwise) required by the Agent, are delivered to the Agent, and in each case appropriate legal opinions are delivered by Borrowers’ counsel to the Agent, on behalf of the Lenders, and (e) provide to the Agent and the Lenders such additional information and documents as they may reasonably require in connection with the foregoing, and (ii) issue any Equity Interests (excluding the Canadian Borrower) unless the Person to whom such Equity Interests are issued is a Company and then, if the Company is a Material Subsidiary, only if the additional Equity Interests so issued are validly pledged to the Agent within ten (10) Business Days under the Security (along with stock powers of attorney as required by the Agent) and all resolutions (corporate, shareholder or otherwise) and legal opinions required by the Agent are delivered to the Agent. Should there be no outstanding Advances under Facility A and should a Permitted Acquisition be completed by a Company outside of Canada, the United States or the United Kingdom, the documentation referenced herein shall not be required to be delivered to the Agent unless the new Subsidiary is a Material Subsidiary. Notwithstanding the foregoing, in the case of any Subsidiary of the Borrower that is designated pursuant to Section 5.05 of this Agreement as not being a “Material Subsidiary” and which Subsidiary is a CFC or CFC Holding Company, the pledge of the stock of such CFC or CFC Holding Company shall be limited to 65% of the total outstanding voting Equity Interests in such CFC or CFC Holding Company. Additionally, notwithstanding the foregoing, a Subsidiary which is acquired or formed as a transferee of assets pursuant to an acquisition shall have up to twelve (12) months from the end of the Fiscal Year in which it was acquired or created to either (i) amalgamate the said Subsidiary into a Material Subsidiary, or (ii) to comply with the first sentence of this subjection (n). For the purposes of compliance with the 70% Material Subsidiary requirement set out in Section 5.05(c), such Subsidiary’s EBITDA shall be included in the said 70% calculation only once the matters referred to in the previous sentence are complied with.

(o) No Change of Name - change its name, adopt a French form of name or change its jurisdiction of incorporation or formation in each case without providing the Agent with fifteen (15) days’ prior written notice thereof provided that any change of name of the Canadian Borrower shall not be required to be provided to the Agent until the date of change;

(p) No Consolidation, Amalgamation, etc. - consolidate, amalgamate or merge with any other Person, export a Canadian Company into a jurisdiction outside of Canada, enter into any corporate reorganization or other transaction intended to effect or otherwise permit a change in its existing corporate or capital structure, liquidate, wind-up or dissolve itself, or permit any liquidation, winding-up or dissolution unless prior written approval has been received from the Lenders and such documentation as is required by Lenders’ counsel is delivered concurrently with such transaction. Notwithstanding the foregoing, in each case subject to (i) there existing no Default or Event of Default, (ii) the Agent being provided with prior or concurrent written notice of the occurrence of such event together with an officer’s certificate certifying compliance with subsections (i), (iii) and (v) herein, (iii) concurrent with such event, the Agent being provided with any amended Equity Interests arising therefrom and such additional Loan Documents that it requires, acting reasonably, in connection with such event, (iv) the Agent being provided with such legal opinions as it requires, acting reasonably, (v) there being no outstanding debt owed to a third party by the merging/amalgamating Company which is not an Obligor and no security granted by the merging/amalgamating Company which is not an Obligor is outstanding in favour of a third party, and (vi) the impact of such event not having any, in the reasonable opinion of the Agent, negative impairment on the Security granted in favour of the Lenders and the obligations of the Companies pursuant to the Loan Documents in effect at such time, (A) a Canadian Company may consolidate, amalgamate or merge with another Canadian Company or liquidate, wind-up or dissolve itself into another Canadian Company provided the continuing Person is an Obligor, (B) a US Company may consolidate or merge with another US Company or liquidate, wind-up or dissolve itself into another US Company provided the continuing Person is an Obligor and (C) a European Company may consolidate, amalgamate or merge with another European Company or liquidate, wind-up or dissolve itself into another European Company provided the continuing Person is an Obligor, (D) a Company may effect or otherwise permit a change in its existing corporate or capital structure provided such Company continues to be wholly owned, directly or indirectly, by the Canadian Borrower following such change. Notwithstanding the foregoing, (X) a Canadian Company which is not an Obligor may consolidate, amalgamate or merge with another Canadian Company which is not an Obligor or liquidate, wind-up or dissolve itself into another Canadian Company which is not an Obligor, a US Company which is not an Obligor may consolidate, amalgamate or merge with another US Company which is not an Obligor or liquidate, wind-up or dissolve itself into another US Company which is not an Obligor and a European Company which is not an Obligor may consolidate, amalgamate or merge with another European Company which is not an Obligor or liquidate, wind-up or dissolve itself into another European Company which is not an Obligor provided both companies are constated pursuant to the same jurisdiction and (Y) a Canadian Company which is an Obligor may consolidate, amalgamate or merge with another Canadian Company which is an Obligor or liquidate, wind-up or dissolve itself into another Canadian Company which is an Obligor, a US Company which is an Obligor may consolidate, amalgamate or merge with another US Company which is an Obligor or liquidate, wind-up or dissolve itself into another US Company which is an Obligor and a European Company which is an Obligor may consolidate, amalgamate or merge with another European Company which is an Obligor or liquidate, wind-up or dissolve itself into another European Company which is an Obligor provided both companies are constated pursuant to the same jurisdiction;

(q) Location of Assets - except for any Collateral in transit or leased to a customer in the ordinary course of business or used in a home office of an employee or an Obligor, store or place any Collateral outside of the jurisdictions identified in Schedule 5.02(d), or move any Collateral from one jurisdiction to another jurisdiction where the movement of such Collateral would cause the Lien of the Security over such Collateral to cease upon such movement to be perfected under Applicable Law, or suffer or permit in any other manner any of its Collateral to not be subject to the Lien of the Security or to be or become located in a jurisdiction as a result of which the Lien of Security over such Collateral is not perfected, unless (a) the Obligor has first given thirty (30) days’ prior written notice thereof to the Agent (or, if such cessation of perfection would not occur upon such movement, at least thirty (30) days prior to the date such cessation would occur), and (b) the applicable Company has first executed and delivered to the Agent all Security and all financing or registration statements in form and substance satisfactory to the Agent which the Agent or its counsel, acting reasonably, from time to time deem necessary or advisable to ensure that the Security at all times constitutes a perfected first priority Lien (subject only to Permitted Liens) over such Collateral notwithstanding the movement or location of such Collateral as aforesaid together with such supporting certificates, resolutions, opinions and other documents as the Agent may deem necessary or desirable in connection with such security and registrations; and;

(r) Distributions and Redemptions - the Companies shall make no Distributions, special dividends (including stock dividends), repurchases or redemptions in connection with their respective Equity Interests or payments of principal or interest in connection with Permitted Debt save and except (i) cash dividends made by the Canadian Borrower consistent with the Canadian Borrower’s dividend policy subject to the Total Funded Debt to Adjusted EBITDA Ratio at the time of implementation of the policy and payment of the cash dividends being no greater than 2.0:1.0 for the most recently completed Four Quarter Period, (ii) completion of normal course issuer bids consistent with the Canadian Borrower’s share buyback policy subject to the Total Funded Debt to Adjusted EBITDA Ratio at the time of implementation of the policy and at the time of the share buyback being no greater than 2.0:1.0 for the most recently completed Four Quarter Period, (iii) cash dividends from one Obligor to another Obligor, cash dividends from a Company which is not an Obligor to another Company which is not an Obligor, and cash dividends from a Company which is not an Obligor to an Obligor, (iv) in accordance with intercreditor agreements which the Agent is a party to, and (v) as expressly permitted under this Agreement. Notwithstanding the foregoing, should there exist a Default or an Event of Default, no Company shall make any Distributions, repurchases or redemptions in connection with their respective Equity Interests;

(s) Subordinated Debt - a Borrower shall not incur any Subordinated Debt unless such Debt contains the following attributes:

(i)	such Debt has no rights of acceleration;
(ii)	such Debt contains no scheduled principal repayments prior to the payment in full of the Obligations;
(iii)	voluntary repayments of principal may not be made on the Subordinated Debt without the prior written approval of the Lenders;
(iv)	repayments of interest shall not be permitted on such Subordinated Debt should there exist a Default or Event of Default;
(v)	such Subordinated Debt shall be unsecured;
(vi)	the cash payable interest in connection with such Subordinated Debt shall be in an amount that the Lenders shall have approved of; and
(vii)	such Subordinated Debt complies with the $10,000,000 basket provided for in subsection (ii) of the definition of Permitted Funded Debt;

(t) The Companies shall ensure that the authorized limits of the credit card services provided to the Companies by all Lenders shall not exceed $1,500,000 in aggregate at any one time.

5.03 Financial Covenants

The Canadian Borrower agrees to maintain, on a consolidated basis (including, for certainty, all Companies), the financial ratios and amounts listed below, each such ratio or amount to be determined as at the end of each Fiscal Quarter for the preceding four Fiscal Quarters unless otherwise indicated below:

(i)	the Total Funded Debt to Adjusted EBITDA Ratio for the most recently completed Four Quarter Period shall at all times not be greater than 3.50:1;
(ii)	the Interest Coverage Ratio for the most recently completed Four Quarter Period shall at all times not be less than 3.00:1;

(iii)
The aggregate Adjusted EBITDA of all Subsidiaries of the Borrower other than Material Subsidiaries shall be less than 30% of the consolidated Adjusted EBITDA of the Canadian Borrower and all of its Subsidiaries.

5.04 Reporting Requirements

The Canadian Borrower shall deliver, or cause to be delivered by electronic communication (or, if by any other means, with sufficient copies for each Lender and the Agent), the following financial and other information to the Agent at the times indicated below:

(a) the unaudited consolidated Interim Financial Statements of the Canadian Borrower by the 45th day after the end of each of the first three Fiscal Quarters in each year, accompanied by a Compliance Certificate certified by the Chief Financial Officer or other senior officer of the Canadian Borrower acceptable to the Required Lenders in the form of Exhibit F attached hereto which shall evidence compliance with all financial ratios and amounts set out in Section 5.03 in respect of such Fiscal Quarter (including all supporting calculations), accompanied by management’s discussion and analysis which shall include an analysis of any material variances in the financial results in such Fiscal Quarter from comparable periods in the previous year;

(b) the annual audited consolidated Year-End Financial Statements of the Canadian Borrower and a report detailing the annual adjusted EBITDA segmented by country geography by the 90th day after the end of each Fiscal Year, accompanied by a Compliance Certificate certified by the Chief Financial Officer or other senior officer of the Canadian Borrower acceptable to the Required Lenders in the form of Exhibit F attached hereto which shall evidence compliance with all financial ratios and amounts set out in Section 5.03 in respect of such Fiscal Year (including all supporting calculations), accompanied by management’s discussion and analysis which shall include an analysis of any material variances in the financial results in such Fiscal Year from the projections contained in the most recent Annual Business Plan presented to the Lenders;

(c) the Annual Business Plan for each Fiscal Year commencing after the Closing Date by no later than sixty (60) days following the end of the prior Fiscal Year; and

(d) such additional information and documents as the Agent or the Lenders may reasonably require from time to time, not inconsistent with the terms of this Agreement, to ensure the ongoing compliance by the Borrowers with the terms and conditions of this Agreement, in form reasonably acceptable to the Agent and the Lenders.

5.05 Material Subsidiaries

(a) As of the Fourth Closing Date, the Canadian Borrower and the Lenders acknowledge that all Subsidiaries of the Canadian Borrower other than Excluded Subsidiaries constitute Material Subsidiaries. Following the Fourth Closing Date upon completion of any Acquisition or creation of any Subsidiary, any Borrower may provide written notice to the Agent specifying that any particular Subsidiary that has been acquired or created is not a “Material Subsidiary” within the meaning of such definition (as so designated, such subsidiary shall also be an Excluded Subsidiary). Any such notice shall be accompanied by reasonably detailed information requested by the Agent in order to validate that such Subsidiary is not a Material Subsidiary. A Subsidiary that is or becomes a Material Subsidiary may not thereafter cease to be a Material Subsidiary.

(b) Should any Subsidiary qualify or be designated by the Borrowers as an Excluded Subsidiary, (i) such Subsidiary shall not be required to provide a Guarantee of the Borrowers’ Obligations or any Security in connection therewith, and (ii) no Obligor may provide any financial assistance (of any nature or kind and, without intending to be limiting, whether by loan, distribution, Investment or otherwise) to such Excluded Subsidiary except as may be expressly permitted in this Agreement and no Collateral may be transferred from any Obligor to such Excluded Subsidiary.

(c) At all times, Material Subsidiaries shall constitute at least 70% of the Canadian Borrower’s Adjusted EBITDA and any Subsidiary of the Canadian Borrower whose Adjusted EBITDA constitutes at least 5% of the Canadian Borrower’s consolidated Adjusted EBITDA shall be a Material Subsidiary. Should any Subsidiary (other than an Excluded Subsidiary) become a Material Subsidiary, the Borrowers shall (i) cause such Subsidiary to execute and deliver (a) a Guarantee of the obligations of the Borrowers, and (b) such Security as required by the Agent to ensure that the Agent has a First-Ranking Security Interest on all Collateral owned by the Subsidiary and all or substantially all of the Intellectual Property used by such Material Subsidiary in carrying its business (if such Intellectual Property is owned by another Subsidiary, a Guarantee of the obligations of the Borrowers shall be provided), (ii) deliver or cause to be delivered to the Agent all resolutions and certificates required by the Agent along with all standard and customary legal opinions, (iii) deliver to the Agent all certificated Equity Interests of such Subsidiary and a pledge of those Equity Interests, and (iv) deliver or cause to be delivered such other documents and instruments required by the Agent, acting reasonably. Immediately upon delivery of the foregoing documentation, (A) such Subsidiary shall become a Material Subsidiary, and (B) all restrictions identified in Section 5.05(b) shall cease thereafter to apply to such Subsidiary. The timing of the issuance of such Guarantee and Security is subject to the matters provided for in the final two sentences of Section 5.02(n).

(d) For purposes of Article IV, Article V and Article VIII, “Material Subsidiaries” shall be deemed to include each Company that is a Guarantor.

ARTICLE VI
SECURITY

6.01 Form of Security

(a) Security Delivered on the Closing Date - On the Closing Date, as continuing collateral security for the payment and satisfaction of all Obligations of the Canadian Borrower to the Agent and the Lenders, the Canadian Borrower delivered to the Agent for itself and on behalf of the Lenders the following Security:

(i)
an assignment of contract by each Obligor located in Canada or the United States party to a Material Contract to the Agent of the rights, entitlements and benefits of such Obligor under the Material Contracts in each case either acknowledged by the counterparties thereto or in which the contracts contain reliance language satisfactory to the Agent;

(ii)
a guarantee from each Material Subsidiary (other than any Excluded Subsidiary) located in Canada or the United States in favour of the Agent in which it guarantees the Obligations of the Canadian Borrower;

(iii)
a securities pledge agreement from each Obligor located in Canada or the United States in favour of the Agent constituting a First Ranking Security Interest in all Equity Interests that it owns from time to time;

(iv)	a general security agreement from each Obligor located in Canada or the United States in favour of the Agent creating a First Ranking Security Interest on all of its present and future Collateral;
(v)
an assignment of all policies of insurance (excluding directors and officers liability insurance policies and business interruption) from each Obligor located in Canada or the United States with respect to all Collateral and all proceeds thereunder that is subject to the foregoing security. All policies of insurance on real and personal property of the Companies contained an endorsement, in form and substance acceptable to the Agent, showing loss payable to the Agent (Form CP 1218 or equivalent and naming Agent as lenders loss payee as agent for the Lenders) and extra expense and business interruption endorsements. Such endorsement, or an independent instrument furnished to the Agent, provided that the insurance companies will give the Agent at least 30 days’ prior written notice before any such policy or policies of insurance shall be altered or cancelled and that no act or default of the Companies or any other Person shall affect the right of the Agent to recover under such policy or policies of insurance in case of loss or damage. Each Company shall direct all present and future insurers under its “All Risk” policies of property insurance to pay all proceeds payable thereunder directly to the Agent. If any insurance proceeds are paid by cheque, draft or other instrument payable to any Company and Agent jointly, the Agent may endorse such Company’s name thereon and do such other things as the Agent may deem advisable to reduce the same to cash;

(vi)	an Ontario law governed guarantee granted by Descartes Systems Group AB in favour of the Agent in which it guarantees the Obligations (other than the Obligations of Descartes Systems Group AB);
(vii)	a Swedish law governed share pledge agreement made by the Canadian Borrower in favour of the Agent regarding the shares in Descartes Systems Group AB; and
(viii)	a New York law governed intellectual property security agreement made by the Canadian Borrower in favour of the Agent.

(b) Security Delivered on the Second Closing Date - On the Second Closing Date, as continuing collateral security for the payment and satisfaction of all Obligations of the Borrowers to the Agent and the Lenders, the Borrowers delivered to the Agent for itself and on behalf of the Lenders the following documentation:

(i)	a guarantee granted by the Canadian Borrower in favour of the Agent in which it guarantees the Obligations of the US Borrower;
(ii)
an amended and restated guarantee from each Material Subsidiary (other than any Excluded Subsidiary) located in Canada or the United States in favour of the Agent in which it guarantees the Obligations of the Borrowers (or, in the case of the US Borrower, the Canadian Borrower);

(iii)
an amended and restated securities pledge agreement from each Obligor located in Canada or the United States in favour of the Agent constituting a First Ranking Security Interest in all Equity Interests that it owns from time to time, subject to the limitations set forth in Section 5.02(n);

(iv)	an English law governed guarantee granted by the UK Borrower in favour of the Agent in which it guarantees the Obligations of the Borrowers;
(v)	an English law governed debenture from the UK Borrower in favour of the Agent creating a First Ranking Security Interest on all of its present and future Collateral; and
(vi)         each of the Obligors provided an acknowledgement and confirmation in which they acknowledge and confirm the effectiveness of their guarantee and the security delivered in connection therewith.

(c) Security Delivered on the Third Closing Date - In connection with the Third Closing Date, as continuing collateral security for the payment and satisfaction of all Obligations of the Borrowers to the Agent and the Lenders, the Borrowers delivered to the Agent for itself and on behalf of the Lenders the following documentation:

(i)
an amended and restated guarantee from each Guarantor that had issued a Guarantee prior to the Third Closing Date in which it guaranteed the Obligations of the Borrowers, including the UK Borrower and Descartes Systems Europe B.V. (or, in the case of a Guarantee issued by a Borrower, the other Borrowers);

(ii)
an amended and restated securities pledge agreement from each Obligor located in Canada or the United States in favour of the Agent constituting a First Ranking Security Interest in all Equity Interests that it owns from time to time, subject to the limitations set forth in Section 5.02(n);

(iii)	a guarantee granted by each Borrower and Material Subsidiary which had not previously issued a Guarantee in favour of the Agent in which it guarantees the Obligations of the Borrowers or the other Borrowers, as applicable;

(iv)	a general security agreement from each Obligor which had not previously issued a general security agreement, creating a First Ranking Security Interest on all of its present and future Collateral;
(v)
a deed of pledge of shares constituting a First-Ranking Security Interest in the shares in the capital of Descartes Systems Europe B.V. between Descartes Systems Europe B.V. as company, Coöperatie Descartes Netherlands Holding U.A. as pledgor and the Agent as pledgee;

(vi)
a deed of pledge of shares constituting a First-Ranking Security Interest in the shares in the capital of Infodis B.V. between Infodis B.V. as company, Descartes Systems Europe B.V. as pledgor and the Agent as pledgee;

(vii)
a deed of pledge of shares constituting a First-Ranking Security Interest in the shares in the capital of IntercommIT B.V. between IntercommIT B.V. as company, Descartes Systems Europe B.V. as pledgor and the Agent as pledgee;

(viii)
an omnibus deed of pledge between Descartes Systems Europe B.V., Infodis B.V. and IntercommIT B.V. as pledgors and the Agent as pledgee and creating a First-Ranking Security Interest over the assets as described therein;

(ix)
an English law governed share charge over the shares in the UK Guarantor granted by the UK Borrower in favour of the Agent and constituting a First Ranking Security Interest in all equity interests that it owns from time to time, subject to the limitations set forth in Section 5.02(n);

(d) Loan Documents Delivered on the Fourth Closing Date – The following shall be delivered on or before the earlier of (i) 30 days following the Fourth Closing Date and (ii) prior to the initial Advance under this Third Amended and Restated Credit Agreement, as continuing collateral security for the payment and satisfaction of all Obligations of the Borrowers to the Agent and the Lenders, the Borrowers shall deliver to the Agent for itself and on behalf of the Lenders the following documentation, all of which shall be in form and substance satisfactory to the Agent:

(i)
each of the Obligors shall provide, at the Agent’s option, either amended and restated Security and an amended and restated Guarantee or an acknowledgment and confirmation in which they acknowledge and confirm the effectiveness of their Guarantee and the Security delivered in connection therewith,

(ii)	opinions related to this Agreement and the other Loan Documents provided pursuant to this subsection (d) in accordance with Section 6.04; and

 (iii) such other Loan Documents as the Agent may reasonably require.

6.02 Landlord Agreements

The Borrowers agree to use commercially reasonable efforts to obtain and deliver to the Agent from time to time a Landlord Agreement in respect of each Leased Property so requested in writing by the Agent. The Lenders acknowledge that the only Landlord Agreement in place or being requested by the Agent as at the Fourth Closing Date is with respect to the Leased Property located at 120 Randall Drive, Waterloo, Ontario N2V 1C6.

6.03 General Provisions re Security and Registration

(a) The Security shall be in form and substance satisfactory to the Agent. The Agent may require that any agreement comprising part of the Security shall be governed by the laws of any jurisdiction considered by the Agent to be appropriate.

(b) The Security shall be registered by the Borrowers where necessary or desirable to record and perfect the charges contained therein, as determined by the Agent, in order to create in favour of the Agent a First-Ranking Security Interest in the Collateral of the Obligors.

6.04 Opinions re Loan Documents

The Borrowers shall cause to be delivered to the Agent the opinions of the solicitors for the Obligors regarding, inter alia, their corporate status (as applicable), the due authorization, execution and delivery of the Loan Documents provided by them and the enforceability of such Loan Documents, with all such opinions to be in form and substance satisfactory to the Agent and its counsel. Such opinions shall be delivered at the time in which such Loan Documents are delivered to the Agent.

6.05 After-Acquired Property, Further Assurances

The Borrowers agree to execute and deliver from time to time, and cause each of its Subsidiaries to execute and deliver from time to time, all such further documents and assurances as may be reasonably required by the Agent from time to time in order to provide the Security contemplated hereunder, specifically including: supplemental or additional security agreements, assignments and pledge agreements which shall include lists of specific assets to be subject to the security interests required hereunder.

6.06 U.S. Mortgages

Notwithstanding the foregoing, the Agent shall not enter into any deed of trust or mortgage in respect of any real property located in the United States acquired by any Obligor after the Fourth Closing Date until (1) the date that occurs 30 days after the Agent has delivered to the Lenders (which may be delivered electronically) the following documents in respect of such real property: (i) a completed flood hazard determination from a third party vendor; (ii) if such real property is located in a “special flood hazard area”, (A) a notification to the applicable Obligor of that fact and (if applicable) notification to the applicable Obligor that flood insurance coverage is not available and (B) evidence of the receipt by the applicable Obligor of such notice; and (iii) if such notice is required to be provided to the applicable Obligor and flood insurance is available in the community in which such real property is located, evidence of required flood insurance and (2) the Agent shall have received written confirmation from each Lender that flood insurance due diligence and flood insurance compliance has been completed by such Lender (such written confirmation not to be unreasonably conditioned, withheld or delayed).

6.07 Release of Security

(a) Upon any sale or disposition of any Collateral that is permitted pursuant to the terms of this Agreement, the Agent shall execute and deliver all such documents and instruments as may be requested by the Borrowers to evidence the release of such Collateral from the Security;

(b) Upon the full and final payment and performance of the Obligations and the termination of the Commitments, the Agent agrees to execute and deliver all such documents and instruments as may be requested by the Borrowers to evidence the termination and release of the Security (and for greater certainty, including the release of all Guarantees which comprise part of the Security and the termination of all agreements with third parties, including deposit account control agreements, Landlord Agreements, securities account control agreements, bailee and warehouse letters). The Borrowers shall be responsible for the expenses incurred in effectuating such terminations and releases..

ARTICLE VII
CONDITIONS PRECEDENT

7.01 Conditions Precedent to Effectiveness of this Agreement

The original credit agreement between the Canadian Borrower, the Agent and the Lenders dated March 7, 2013 became effective on satisfaction of the conditions set forth below:

(a) the Companies obtained insurance in respect of their property, business and assets in compliance with Section 5.01(h);

(b) all Loan Documents required to be provided at the time of the first Advance were executed and delivered, all registrations necessary or desirable in connection therewith were made and all legal opinions and other documentation required by the Lenders in connection therewith were executed and delivered, all in form and substance satisfactory to the Agent and the Lenders acting reasonably;

(c) the Agent and the Lenders received satisfactory evidence that there were no Liens affecting the Obligors or their respective assets other than Permitted Liens;

(d) the Agent received an officer’s certificate and certified copies of resolutions of the board of directors of each Obligor concerning the due authorization, execution and delivery of the Loan Documents to which it is a party, and such related matters as the Agent and the Lenders reasonably required;

 (e) the Agent received a certificate of status, certificate of compliance or similar certificate for each Obligor issued by its governing jurisdiction and each other jurisdiction in which such qualifications were required;

(f) the Lenders received confirmation from the Borrower that the Borrower had pro forma twelve month Adjusted EBITDA as of July 31, 2012 of no less than “XXX”;

(g) the Agent received opinions from the solicitors for each Obligor regarding its corporate status, the due authorization, execution, delivery and enforceability of the Loan Documents provided by it, the results of all Security registrations and searches relating thereto, and such other matters as the Agent and the Lenders reasonably required;

(h) delivery to the Agent of a Compliance Certificate confirming that the Borrower was in compliance with the financial covenants contained herein;

(i) satisfaction by the Agent that the Borrower obtained all necessary or required consents or approvals of any Governmental Authority or other Person in connection with the delivery of the Loan Documents;

(j) the Agent and the Lenders received such additional information and documents (including all information and documentation required pursuant to AML Legislation) as they reasonably required to complete the transactions contemplated hereby in accordance with the terms and conditions contained herein;

(k) no Default or Event of Default had occurred and was continuing or would result from making the Advance and an officer of the Borrower certified as such to the Lenders;

(l) no Material Adverse Change had occurred and a senior officer of the Borrower certified as such to the Lenders; and

(m) payment of all amounts and upfront fees (including reasonable fees of Lenders’ counsel and Agent counsel) payable to the Lenders or the Agent.

Capitalized terms used in this Section 7.01 shall have the meanings ascribed to them in the aforesaid March 7, 2014 credit agreement.

7.02 Conditions Precedent to Effectiveness on the Third Closing Date

The Original Credit Agreement dated as of March 2, 2016, become effective on satisfaction of the conditions set forth below:

(a) the Agent received all Loan Documents required to be provided at the time of the Third Closing Date duly executed and delivered, an officer’s certificate and certified copies of resolutions of the board of directors of each Obligor concerning the due authorization, execution and delivery of the Loan Documents to which it is a party, and such related matters as the Agent and the Lenders reasonably required; with respect to any entity that is incorporated in the Netherlands such certificate shall include the current articles of association (statuten), deed of incorporation (akte van oprichting) and an up-to-date extract (uittreksel) from the trade register

(Handelsregister) of the Dutch chamber of commerce (Kamer van Koophandel); with respect to any entity incorporated in the UK such certificate included the current Articles of Association of that entity together with a Shareholders Resolution;

(b) the Agent received a certificate of status, certificate of compliance or similar certificate for each Obligor issued by its governing jurisdiction and each other jurisdiction in which it carried on business or holds any material assets;

(c) all registrations necessary or desirable in connection with Loan Documents required to be provided at the time of the Third Closing Date were made;

(d) the Agent received a request for advice of the works council and an unconditional positive advice of the works council of each Obligor incorporated under the laws of the Netherlands with respect to the entering into of the Loan Documents;

(e) the Agent received opinions from the solicitors for each Obligor regarding its corporate status, the due authorization, execution, delivery and enforceability of the Loan Documents provided by it on the Third Closing Date, and such other matters as the Agent and the Lenders reasonably required;

(f) a Compliance Certificate calculated as at the Third Closing Date was delivered to the Agent;

(g) the Agent and the Lenders received such additional information and documents (including all information and documentation required pursuant to AML Legislation) as they reasonably required to complete the transactions contemplated hereby in accordance with the terms and conditions contained herein;

(h) no Default or Event of Default existed and an officer of the Canadian Borrower certified as such to the Lenders;

(i) no Material Adverse Change occurred and a senior officer of the Canadian Borrower certified as such to the Lenders;

(j) payment was made of all amounts and fees (including reasonable fees of Lenders’ counsel and Agent counsel) payable to the Lenders or the Agent; and

(k) the Agent and the Lenders received such other documents, instruments and agreements as they reasonably required.

7.03	Conditions Precedent to the initial Advance under this Third Amended and Restated Credit Agreement

The initial Advance under this Agreement shall be available upon the following conditions precedent being satisfied by the Borrowers or subject to the Post-Closing Undertakings, all to the satisfaction of all Lenders acting reasonably:

 (a) the Agent shall have received all Loan Documents required to be provided pursuant to Section 6.01(d) duly executed and delivered, an officer’s certificate and certified copies of resolutions of the board of directors of each Obligor concerning the due authorization, execution and delivery of the specified Loan Documents to which it is a party, and such related matters as the Agent and the Lenders may reasonably require and with respect to any entity incorporated in the UK such certificate shall include the current Articles of Association of that entity together with a Shareholders Resolution;

(b) the Agent shall have received a certificate of status, certificate of compliance or similar certificate for each Obligor issued by its governing jurisdiction and each other jurisdiction in which it carries on business or holds any material assets;

(c) all registrations necessary or desirable in connection with Loan Documents shall have been made;

(d) the Lenders shall have received and be satisfied with financial projections for the Canadian Borrower on a consolidated basis (the Lenders acknowledge and agree this condition precedent has been satisfied);

(e) XXX XXX XXX XXXXXX“XXX XXX XXX XXXXXX XXX XXX XXX XXXXX XXX XXX XXX XX XXX XXX X

(f) the Lenders shall have received satisfactory evidence of the insurance coverage in place for all of the Obligors;

(g) the Lenders shall have received completed environmental questionnaires satisfactory to the Lenders;

(h) the Lenders and their counsel acting reasonably shall have received satisfactory opinions from the solicitors for each Obligor regarding its corporate status, the due authorization, execution, delivery and enforceability of the Loan Documents provided by it on the Fourth Closing Date, and such other matters as the Agent and the Lenders may reasonably require;

(i) all Debt other than Permitted Funded Debt shall have been repaid and all Liens other than Permitted Liens shall have been discharged;

(j) a Compliance Certificate shall have been delivered to the Agent which is satisfactory to the Lenders acting reasonably;

(k) the Lenders shall have received such additional information and documents (including all information and documentation required pursuant to AML Legislation) as they may reasonably require to complete the transactions contemplated hereby in accordance with the terms and conditions contained herein;

(l) no Default or Event of Default exists and an officer of the Canadian Borrower shall have certified as such to the Lenders;

(m) no Material Adverse Change has occurred and a senior officer of the Canadian Borrower shall have certified as such to the Lenders;

(n) payment of all amounts and fees (including reasonable fees of Lenders’ counsel and Agent counsel) payable to the Lenders or the Agent; and

(o) the Agent and the Lenders received such other documents, instruments and agreements as they may reasonably require.

The Lenders and the Agent agree that if their standards or requirements for the fulfilment of the matters referred to in subsections (f), (g), and (o) above have changed since the time of the execution of the Original Credit Agreement, they will permit the fulfilment of such conditions during the 30 days following the initial Advance under this Third Amended and Restated Agreement pursuant to a Post-Closing Undertaking provided the Borrowers have used all commercially reasonable efforts to fulfil such conditions prior to such initial Advance date.

7.04 Conditions Precedent to all Advances

The Lenders shall have no obligation to make any Advance (including for greater certainty the first Advance hereunder), unless at the time of making each such Advance the following terms and conditions shall have been satisfied, in each case to the satisfaction of the Agent and the Required Lenders:

(a) the representations and warranties in Article IV shall be true and correct in all material respects as if made on the date of such Advance (in each case, other than those representations and warranties that are expressly qualified by a Material Adverse Change or other materiality, in which case such representations and warranties shall be true and correct in all respects). For certainty, representations that speak to a specific date (i.e., the Fourth Closing Date) when repeated will continue to speak to such specified date;

(b) neither a Material Adverse Change nor a Default or Event of Default shall have occurred and be continuing, nor shall the making of the Advance result in the occurrence of any Default or Event of Default; and

(c) the applicable Borrower shall have given a Drawdown Request to the Agent in accordance with the notice requirements provided herein (except in respect of Advances in the form of Overdrafts).

ARTICLE VIII
DEFAULT AND REMEDIES

8.01 Events of Default

The occurrence of any one or more of the following events, after the expiry of any applicable cure period set out below, shall constitute an event of default under this Agreement (an “Event of Default”):

(a) a Borrower fails to pay any principal when due;

(b) a Borrower fails to pay any interest or other amount (other than principal hereunder) due hereunder within three (3) Business Days after the date such Interest or other amount (other than principal) is due;

(c) any representation or warranty provided by a Borrower or a Material Subsidiary to the Agent or the Lenders herein or in any other Loan Document is incorrect in any material respect unless such incorrect representation or warranty default is made correct within thirty (30) days of the date when such representation became incorrect;

(d) the Canadian Borrower is not in compliance with any of the financial covenants set out in Section 5.03;

(e) a Borrower fails to perform or comply with any of the negative covenants set out in Section 5.02, provided that if such non-compliance is capable of remedy within ten (10) days of the earlier of the respective Borrower becoming aware of same and written notice thereof from the Agent to the Borrower, and such Borrower diligently attempts to remedy such non-compliance and periodically informs the Agent of its efforts in this regard, and such non-compliance is remedied within such period, then such non-compliance shall be deemed not to constitute an Event of Default;

(f) a Borrower or any Material Subsidiary fails to perform or comply with any of its covenants or obligations contained in this Agreement, the Security or any other Loan Document (other than those set out in paragraphs (a), (c), (d) and (e) above) in any material respect after receipt of notice of such non-compliance from the Agent; provided that if such non-compliance is capable of remedy within thirty (30) days and such Company diligently attempts to remedy such non-compliance and periodically informs the Agent of its efforts in this regard, and such non-compliance is remedied within such period, then such non-compliance shall be deemed not to constitute an Event of Default;

(g) any Obligor is in default under any Material Contract and the counter party has terminated the Material Contract (unless it is concurrently replaced by another Material Contract containing substantially similar terms);

(h) any Obligor is in default under any Debt an amount equal to or greater than Five Hundred Thousand Dollars ($500,000) (unless cured or waived) which permits the counter party to accelerate the indebtedness owing;

(i) any Company is in default under any Hedging Agreement or Hedging Agreements and the counter party has accelerated the indebtedness owing and such agreement or agreements involves an amount or potential liability equal to or greater than Five hundred Thousand Dollars ($500,000);

(j) an Insolvency Event occurs in respect of a Borrower or any Material Subsidiary;

(k) any Person takes possession of any property of a Borrower or a Material Subsidiary with a value in excess of Five Hundred Thousand ($500,000) byway of enforcement of security; or a distress or execution or similar process is levied or enforced against any such property; except to the extent that: such matter is being diligently contested by such Company in good faith and on reasonable grounds; such Company provides the Agent with all information relating to such matter as it may reasonably request from time to time; a reserve satisfactory to the Required Lenders has been established; and the amount in dispute is not material, as determined by the Required Lenders (and without restricting the generality of the foregoing, an amount in dispute in excess of Five Hundred Thousand Dollars ($500,000) shall be deemed to be material);

(l) one or more final judgments or decrees for the payment of money that are not covered by insurance or subject to an indemnity that is not subject to dispute and in which payment has been irrevocably agreed to be tendered shall have been obtained or entered against any one or more of a Borrower and the Material Subsidiaries in excess of One Million Dollars ($1,000,000) in the aggregate for all judgments and decrees and such judgments remain unpaid, undischarged or undismissed for 15 days;

(m) any Loan Document or any material provision thereof is or is declared by any court of competent jurisdiction to be unenforceable, or any Obligor terminates or purports to terminate its liability under any Loan Document or disputes the validity or enforceability of such Loan Document;

(n) any agreement which comprises part of the Security granted by a Company ceases to constitute a valid First-Ranking Security Interest in respect of the Collateral intended to be subject thereto other than as a result of any action or failure to act by the Agent or any Lender;

(o) any Material Subsidiary ceases to be a Subsidiary of a Borrower (except as a result of an amalgamation or merger with another Company or a winding-up into another Company), unless the Lenders in their discretion otherwise agree in writing;
(p) the occurrence of a Material Adverse Change;

(q) a Change of Control occurs;

(r) any report of the Canadian Borrower’s auditors in the Year-End Financial Statements contains a going-concern qualification or other qualification relating to the creditworthiness of the Canadian Borrower on a consolidated basis; or

(s) any of the following events shall occur or exist under ERISA with respect to any Material Subsidiary or any member of a Controlled Group: (i) any Reportable Event shall occur;

(ii) complete or partial withdrawal from any Multiemployer Plan shall occur; (iii) any Prohibited Transaction shall occur; (iv) a notice of intent to terminate a US Pension Plan shall be filed, or a US Pension Plan shall be terminated; or (v) circumstances exist which constitute grounds entitling the PBGC to institute proceedings to terminate a US Pension Plan, or the PBGC shall institute such proceedings; and in each case above, such event or condition, together with all other events or conditions, if any, could subject such US Company to any tax, penalty, or other liability which would reasonably be expected to result in a Material Adverse Change.

8.02 Acceleration; Additional Interest

Upon the occurrence of an Insolvency Event of a Borrower, the Credit Agreement Obligations shall become immediately due and payable, without the necessity of any demand upon or notice to the Borrowers by the Agent. Upon the occurrence and during the continuation of any Event of Default other than an Insolvency Event, the Agent may, upon the direction of the Required Lenders, by written notice to the Borrowers declare the Credit Agreement Obligations to be immediately due and payable. From and after the date of the occurrence of an Event of Default and for so long as such Event of Default continues, both before and after the Acceleration Date, all Outstanding Advances shall bear interest or fees at Level I of the definition of “Applicable Margin” plus XXX XXX XXX XXX per annum in order to compensate the Lenders for the additional risk.

8.03 Acceleration of Certain Contingent Obligations

Upon the occurrence of an Event of Default which is continuing, any Lender which has issued a Bankers’ Acceptance, BA Equivalent Note, LIBOR Loan or Letter of Credit or entered into a Hedging Agreement with a Borrower may make a Canadian Dollar Prime-Based Loan, US Dollar Base Rate Loan or US Prime Rate Loan to the applicable Borrower in an amount equal to the face amount of such Bankers’ Acceptance, BA Equivalent Note, LIBOR Loan or Letter of Credit, or the amount required to unwind such Hedging Agreement (such amount to be determined in accordance with the terms thereof), as the case may be; and the proceeds of any such Loan shall be held by such Lender and used to satisfy the Lender’s obligations under the said Bankers’ Acceptance, BA Equivalent Note, LIBOR Loan or Letter of Credit as such becomes due, or to effect the unwinding of such Hedging Agreement. Any such Loan shall bear interest at the rate and in the manner applicable to Canadian Dollar Prime-Based Loans, US Dollar Base Rate Loans or US Prime Rate Loans, as applicable, under the Facility under which the said Bankers’ Acceptance, BA Equivalent Note, LIBOR Loan or Letter of Credit was issued.

8.04 Appropriation of Monies

After the occurrence and during the continuation of an Event of Default the Agent may from time to time, but subject to Section 9.04, apply any Proceeds of Realization of the Security against any portion or portions of the Obligations, and the Borrowers may not require any different application. The taking of a judgment or any other action or dealing whatsoever by the Agent or the Lenders in respect of the Security shall not operate as a merger of any of the Obligations hereunder or in any way affect or prejudice the rights, remedies and powers which the Agent or the Lenders may have, and the foreclosure, surrender, cancellation or any other dealing with any Security or the said obligations shall not release or affect the liability of the Borrowers or any other Person in respect of the remaining portion of the Obligations.

8.05 No Further Advances

The Lenders shall not be obliged to make any further Advances (including honouring any cheques drawn by a Borrower which are presented for payment) from and after the earliest to occur of the following in each case for so long as such event is continuing: (i) delivery by the Agent to the Canadian Borrower of a written notice that a Default or an Event of Default has occurred and is continuing and that as a result thereof no further Advances will be made (whether or not such notice also requires immediate repayment of the Credit Agreement Obligations); (ii) the occurrence of an Insolvency Event in respect of a Borrower or any Material Subsidiary; and (iii) receipt by the Agent or any Lender of any garnishment notice, notice of a Statutory Lien or other notice of similar effect in respect of a Borrower or any Material Subsidiary pursuant to the Income Tax Act (Canada), the Excise Tax Act (Canada) or any similar notice under any other statute in effect in any jurisdiction, if the lenders reasonably believe that such garnishment notice, Statutory Lien or other claim may have priority over any subsequent Advance made by the Lenders.

8.06 Judgment Currency

If for the purposes of obtaining judgment against a Borrower in any court in any jurisdiction with respect to this Agreement it becomes necessary for a Lender to convert into the currency of such jurisdiction (in this section called the “Judgment Currency”) any amount due to the Lender by a Borrower hereunder in any currency other than the Judgment Currency, the conversion shall be made at the Exchange Rate prevailing on the Business Day before the day on which judgment is given. In the event that there is a change in the Exchange Rate prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, applicable Borrower will, on the date of payment, pay such additional amounts (if any) or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount paid on such date is the amount in the Judgment Currency which when converted at the Exchange Rate prevailing on the date of payment is the amount then due under this Agreement in such other currency. Any additional amount due by a Borrower under this section will be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

8.07 Remedies Cumulative

All of the rights and remedies granted to the Agent and the Lenders in this Agreement, and any other documents or instruments in existence between the parties or contemplated hereby, and any other rights and remedies available to the Agent and the Lenders at law or in equity, shall be cumulative. The exercise or failure to exercise any of the said remedies shall not constitute a waiver or release thereof or of any other right or remedy, and shall be non-exclusive.

8.08 Performance of Covenants by Agent

If a Borrower fails to perform any covenant or obligation to be performed by it pursuant to this Agreement (for greater certainty, after the expiry of any applicable grace or cure period provided herein), the Agent may in its sole discretion, after written notice to the Borrowers, perform any of the said obligations but shall be under no obligation to do so; and any amounts expended or advanced by the Agent for such purpose shall be payable by the Borrowers upon demand together with interest at the highest rate then applicable to the Facilities.

8.09 Consultant

The Borrowers agree that, at any time after the occurrence of and during the continuance of an Event of Default and upon written request delivered by the Agent, the Borrowers shall appoint a financial consultant (hereinafter referred to as the “Consultant”) for the purposes of reviewing the operations of the Companies from time to time thereafter. The terms of the Consultant’s scope of duties, including appropriate covenants regarding confidentiality, shall be settled by the Borrowers with the consent of the Agent and the Lenders, provided that such terms may be settled by the Agent and the Lenders if agreement with the Borrowers is not reached within five (5) days of the date of the Agent’s request on behalf of the Lenders. Subject to maintenance of solicitor-client privilege and the entering into of a satisfactory confidentiality agreement, the Borrowers consent, and shall cause each Company to consent, at all times to the confidential exchange of information or the particulars of any such information exchanged between the Lenders, the Companies and the Consultant at any time during the term of such Consultant’s appointment.

ARTICLE IX
THE AGENT AND THE LENDERS

9.01 Decision-Making

(a) Any amendment to this Agreement and the granting of any waiver or consent by the Lenders relating to the following matters shall require the unanimous agreement of the Lenders:

(i)	decreases in interest rates and fees in respect of the Facilities;
(ii)
changes in the amount of credit available under the Facilities, changes in the amount of any Lender’s Commitment, and changes in the Outstanding Advances under the Facilities (other than as expressly contemplated in this Agreement);

(iii)	extensions of the maturity date of the Facilities;
(iv)	extensions of the scheduled dates for any payments of principal, interest and other amounts hereunder or the scheduled amounts of Repayments hereunder;
(v)	material amendments to the Security, and releases of all or any material portion of the Security except to the extent provided in paragraph (c) below;

(vi)	the addition of additional Borrowers or the availability of Availment Options in currencies other than those provided for herein;
(vii)	the definitions of “Required Lenders” and “Proportionate Share” in Section 1.01;
(viii)	changes to Section 5.03 resulting from a change by the Canadian Borrower from GAAP to IFRS; and
(ix)	this Section 9.01, and any other provision of this Agreement which requires the unanimous consent of the Lenders in connection with any action to be taken or consent to be provided by the Lenders.
(b) Except for the matters described in paragraph (a) above, any amendment to this Agreement shall be effective if made among the Borrowers, the Agent and the Required Lenders, and for greater certainty any such amendment which is agreed to by the Required Lenders shall be final and binding upon all Lenders.

(c) The Agent may from time to time without notice to or the consent of the Lenders execute and deliver releases of the Security or any portion thereof in respect of any item of Collateral (whether or not the proceeds of sale thereof are received by the Agent) which the Companies are permitted to dispose of without obtaining the prior written consent of the Required Lenders; and in providing any such releases the Agent may rely upon and assume the correctness of all information contained in any certificate or document provided by the Borrowers, without further enquiry. Otherwise, any release or discharge in respect of the Security or any portion thereof shall require the written consent of the Lenders acting unanimously.

(d) Except for the matters which require the unanimous consent of the Lenders as set out above, any action to be taken or decision to be made by the Lenders pursuant to this Agreement (specifically including for greater certainty the issuance of written notice to the Borrowers of the occurrence of a Default, the issuance of a demand for payment of the Credit Agreement Obligations, a decision to make an Advance despite any condition precedent relating thereto not being satisfied, the provision of any waiver in respect of a breach of any covenant or the issuance of any consent which may be required under Section 5.02 shall be effective if approved by the Required Lenders; and any such decision or action shall be final and binding upon all the Lenders.

(e) Any action to be taken or decision to be made by the Lenders pursuant to this Agreement which is required to be unanimous shall be made at a meeting of the Lenders called by the Agent pursuant to Section 9.07(l) or by a written instrument executed by all of the Lenders. Any action to be taken or decision to be made by the Lenders pursuant to this Agreement which is required to be made by the Required Lenders shall be made at a meeting of the Lenders called by the Agent pursuant to Section 9.07(l) or by a written instrument executed by the Required Lenders. Any such instrument may be executed by fax and in counterparts.

9.02 Security

(a) Except to the extent provided in Section 9.02(b), the Security shall be granted in favour of and held by the Agent for and on behalf of the Lenders in accordance with the provisions of this Agreement. The Agent shall, in accordance with its usual practices in effect from time to time, take all steps required to perfect and maintain the Security, including: taking possession of the certificates representing the securities required to be pledged hereunder; filing renewals and change notices in respect of such Security; and ensuring that the name of the Agent is noted as loss payee or mortgagee on all property insurance policies covering the Collateral. If the Agent becomes aware of any matter concerning the Security which it considers to be material, it shall promptly inform the Lenders. The Agent shall comply with all instructions provided by the Lenders in connection with the enforcement or release of the Security which it holds. The Agent agrees to permit each Lender to review and make photocopies of the original documents comprising the Security from time to time upon reasonable notice.

(b) If any Company has provided security in favour of any Lender directly such as but not limited to security under the Bank Act (Canada), except for Purchase-Money Security Interests, such Lender agrees to pay to the Agent all amounts received by it in connection with the enforcement of such security, and all such amounts shall be deemed to constitute Proceeds of Realization and shall be dealt with as provided in Section 9.04. Each Lender which holds any such Security agrees that it shall not enforce such security unless and until the Required Lenders have made a determination to enforce the Security pursuant to Section 9.01(c).

9.03 Parallel Debt

(a) For the purpose of this Section 9.03 “Principal Obligations” means the Obligations, excluding the Parallel Debt (as defined below) and to the extent these are for the payment of money (tot voldoening van een geldsom).

(b) For the purpose of ensuring the validity and enforceability of any Security governed by Dutch law and notwithstanding any other provision of this Agreement, each Obligor hereby irrevocably and unconditionally undertakes to pay to the Agent an amount equal to the aggregate of all Principal Obligations from time to time due in accordance with the terms and conditions of such Principal Obligations (such payment undertaking and the obligations and liabilities which are the result thereof, the Obligor’s “Parallel Debt”).

(c) Any amount due and payable by an Obligor to the Agent under the Parallel Debt shall be decreased to the extent that the relevant creditor of the Principal Obligation has received payment of the corresponding Principal Obligations and any amount due and payable by an Obligor to the relevant creditor of a Principal Obligation shall be decreased to the extent that the Agent has received payment of the corresponding amount under the Parallel Debt.

(d) With respect to the Parallel Debt and for the purposes of this Section 9.03 and the Security Documents governed by Dutch law only, the Agent:

(i) acts as creditor in its own right;

(ii)	shall have its own independent right to demand payment of the amounts payable under the Parallel Debt; and
(iii)	shall not act as agent, trustee or representative of any creditor of the Principal Obligations.
(e) The rights of the relevant creditors of the Principal Obligations to receive payment of amounts payable by each Obligor are several and are separate and independent from, and without prejudice to, the rights of the Agent to receive payment under the Parallel Debt.

9.04 Application of Proceeds of Realization

Notwithstanding any other provision of this Agreement, the Proceeds of Realization of the Security or any portion thereof shall be distributed in the following order:

(i)	firstly, in payment of all costs and expenses incurred by the Agent and the Lenders in connection with such realization, including legal, accounting and receivers’ fees and disbursements;
(ii)
secondly, against the Obligations (each Lender being entitled to receive a share thereof equal to the portion of the Obligations then owing to such Lender divided by the aggregate amount of the Obligations); and

(iii)	thirdly, if all obligations of the Borrowers listed above have been paid and satisfied in full, any surplus Proceeds of Realization shall be paid in accordance with Applicable Law.
9.05 Payments by Agent

(a) The following provisions shall apply to all payments made by the Agent to the Lenders hereunder:

(i)
the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from a Borrower;

(ii)
if the Agent receives a payment of principal, interest, fees or other amount owing by a Borrower under any Facility or Tranche which is less than the full amount of any such payment due, the Agent shall distribute such amount received among the Lenders in each Lender’s Proportionate Share of such Facility or Tranche;

(iii)
if any Lender has advanced more or less than its Proportionate Share of any Facility or Tranche, such Lender’s entitlement to a payment of principal, interest, fees or other amount owing by a Borrower under such Facility or Tranche shall be increased or reduced, as the case may be, to reflect the amount actually advanced by such Lender;

(iv)
if a Lender’s Proportionate Share of an Advance under any Facility or Tranche has been advanced for less than the full period to which any payment by a Borrower relates, such Lender’s entitlement to receive a portion of any payment of interest or fees under such Facility or Tranche shall be reduced in proportion to the length of time such Lender’s Proportionate Share has actually been outstanding (unless such Lender has paid all interest required to have been paid by it to the Agent pursuant to the CBA Model Provisions);

(v)
the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination shall be deemed to be prima facie correct;

(vi)	upon request, the Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein;
(vii)	all payments by the Agent to a Lender hereunder shall be made to such Lender at its address set out herein unless notice to the contrary is received by the Agent from such Lender; and
(viii)
if the Agent has received a payment from a Borrower on a Business Day (not later than the time required for the receipt of such payment as set out in this Agreement) and fails to remit such payment to any Lender entitled to receive its Proportionate Share of such payment on such Business Day, the Agent agrees to pay interest on such late payment at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation.

(b) Each Borrower hereby irrevocably authorizes the Agent to debit any account maintained by it with the Agent in order to make payments as contemplated herein, if such Borrower has not paid or disputed such amount within seven (7) Business Days after receipt from the Agent of a written request for such payment.

(c) The Agent may in its sole discretion from time to time make adjustments in respect of any Lender’s share of a Drawdown, Conversion, Rollover or Repayment under any Facility or Tranche in order that the Outstanding Advances due to such Lender under such Facility or Tranche shall be approximately in accordance with such Lender’s Proportionate Share of such Facility or Tranche.

9.06 Protection of Agent

(a) Unless the Agent has actual knowledge or actual notice to the contrary, it may assume that each Lender’s address set out in Exhibit A attached hereto is correct, unless and until it has received from such Lender a notice designating a different address.

(b) The Agent may engage and pay for the advice or services of any lawyers, accountants or other experts whose advice or services may be reasonably necessary, expedient or desirable in connection with the administration and enforcement of this Agreement and the Loan Agreement and rely upon any advice so obtained which reasonable fees shall be payable by the Borrowers (and to the extent that such costs are not recovered from the Borrowers pursuant to this Agreement, each Lender agrees to reimburse the Agent in such Lender’s Proportionate Share of such costs).

(c) Unless the Agent has actual knowledge or actual notice to the contrary, it may rely as to matters of fact which might reasonably be expected to be within the knowledge of any Company upon a statement contained in any Loan Document.

(d) Unless the Agent has actual knowledge or actual notice to the contrary, it may rely upon any communication or document believed by it to be genuine.

(e) The Agent may refrain from exercising any right, power or discretion vested in it under this Agreement unless and until instructed by the Required Lenders as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised (provided that such instructions shall be required to be provided by all of the Lenders in respect of any matter for which the unanimous consent of the Lenders is required as set out herein).

(f) The Agent may refrain from exercising any right, power or discretion vested in it which would or might in its sole and unfettered opinion be contrary to any law of any jurisdiction or any directive or otherwise render it liable to any Person, and may do anything which is in its opinion in its sole discretion necessary to comply with any such law or directive.

(g) The Agent may refrain from acting in accordance with any instructions of the Required Lenders to begin any legal action or proceeding arising out of or in connection with this Agreement or take any steps to enforce or realize upon any Security, until it shall have received such security as it may reasonably require (whether by way of payment in advance or otherwise) against all costs, claims, expenses (including legal fees) and liabilities which it will or may expend or incur in complying with such instructions.

(h) The Agent shall not be bound to disclose to any Person any information relating to the Companies or any Related Person if such disclosure would or might in its opinion in its sole discretion constitute a breach of any law or regulation or be otherwise actionable at the suit of any Person.

(i) The Agent shall not accept any responsibility for the accuracy and/or completeness of any information supplied in connection herewith or for the legality, validity, effectiveness, adequacy or enforceability of any Loan Document and shall not be under any liability to any Lender as a result of taking or omitting to take any action in relation to any Loan Document except in the case of the Agent’s gross negligence or wilful misconduct.

(j) Each Non-Funding Lender shall be required to provide to the Agent (A) cash or Cash Equivalents in an amount equal to 105% of such Non-Funding Lender’s Proportionate Share of the face amount of outstanding Letters of Credit, and (B) cash or Cash Equivalents in an amount, as shall be determined from time to time by the Agent in its discretion, equal to all other obligations of such Non-Funding Lender to the Agent that are owing or may become owing pursuant to this Agreement, including, without limitation, such Non-Funding Lender’s obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by the Borrowers. Such cash or Cash Equivalents shall be held by Agent in one or more cash collateral accounts which accounts shall be in the name of the Agent and shall not be required to be interest bearing. The Agent shall be entitled to apply the foregoing cash and Cash Equivalents in accordance with Section 9.06. Notwithstanding anything in this Agreement to the contrary, so long as there is a Non-Funding Lender it shall be within the sole and joint determination of the Issuing Bank as to whether it is agreeable to issue any new Letters of Credit or extend or renew any expiring Letters of Credit.

(k) Neither Agent nor any of its Affiliates nor any of their respective officers, directors, employees, agents or representatives shall be liable to any Lender (including, without limitation, a Non-Funding Lender) for any action taken or omitted to be taken by it in connection with amounts payable by a Borrower to a Non-Funding Lender and received and deposited by Agent in a cash collateral account and applied in accordance with the provisions of this Agreement save and except for the gross negligence or wilful misconduct of the Agent as determined by a final non-appealable judgement of a court of competent jurisdiction.

(l) The Agent shall be entitled to set off any Non-Funding Lender’s Proportionate Share of all payments received from a Borrower against such Non-Funding Lender’s obligations to fund payments and Advances required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Loan Documents. The Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by Agent and due to a Non-Funding Lender pursuant to this Agreement which amounts shall be used by Agent (A) first, to reimburse (I) the Agent for any amounts owing to it by the Non-Funding Lender pursuant to any Loan Document, and then to reimburse (II) the Issuing Bank for any amounts paid by it that has not been fully reimbursed due to such Non-Funding Lender not funding its Proportionate Share of the applicable Facility A Advance, (B) second, to repay any Advances made by a Lender in order to fund a shortfall created by a Non-Funding Lender which repayment shall be in the form of an assignment by each such Lender of such Advance to the Non-Funding Lender, (C) third, (I) first, to cash collateralize all other obligations of such Non-Funding Lender to the Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion including, without limitation, such Non-Funding Lender’s obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by a Borrower and (II), second, to maintain cash collateral for a Non-Funding Lender’s Proportionate Share of reimbursement obligations for Letters of Credit, and (D) fourth, at the Agent’s discretion, to fund from time to time the Non-Funding Lender’s Proportionate Share of Advances under Facility A.

(m) For certainty, a Non-Funding Lender shall have no voting or consent rights with respect to matters under this Agreement or other Loan Documents save and except its Lender’s Commitment shall not increase without its consent and the maturity date of the Facilities shall not be extended without its consent. Accordingly, save and except as provided above, the Commitments and the aggregate unpaid principal amount of the Advances owing to any Non-Funding Lender shall be disregarded in determining Required Lenders and all Lenders or all affected Lenders. In addition, any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender which affects such Non-Funding Lender differently than other affected Lenders shall require the consent of such Non-Funding Lender. Notwithstanding the foregoing, should a Non- Funding Lender (i) fund all outstanding Advances under Facility A that it previously failed to fund and pay all other amounts owing to Agent, and (ii) confirm in writing to the Agent that there is no reasonable likelihood that it will subsequently again become a Non-Funding Lender, then such Lender shall thereafter be entitled to vote and shall have consent rights in the same manner and fashion as if it were not a Non-Funding Lender.

(n) A Non-Funding Lender shall not be entitled to receive standby fees payable pursuant to Section 2.09(k).

(o) Subject to the approval rights of the Agent and the Issuing Bank provided for in this Agreement in connection with any assignment, each Borrower shall be entitled to require a Non-Funding Lender (for so long as it is a Non-Funding Lender) to assign all of its Commitments (for par) to a replacement Lender. Should a Borrower identify a replacement Lender and such assignment is in compliance with the terms of this Agreement, each Lender that becomes a Non-Funding Lender agrees to implement such assignment on a timely basis upon request of such Borrower and approval, if required, of the Agent or the Issuing Bank.

9.07	Duties of Agent
The Agent shall:

(a) as a non-fiduciary agent for the Borrowers, maintain a record of the Outstanding Advances owing to each Lender (including the interest of each Lender in all outstanding Letters of Credit), which record shall be prima facie presumed to be correct and accurate, absent manifest error;

(b) hold and maintain the Security to the extent provided in Section 9.02;

(c) provide to each Lender copies of all financial information received from the Borrowers promptly after receipt thereof, and copies of any Drawdown Requests, Conversion Notices, Rollover Notices, Repayment Notices and other notices received by the Agent from the Borrowers upon request by any Lender;

(d) promptly advise each Lender of Advances required to be made by it hereunder and disburse all Repayments to the Lenders hereunder in accordance with the terms of this Agreement;

(e) promptly notify each Lender of the occurrence of any Default of which the Agent has actual knowledge or actual notice;

(f) at the time of engaging any agent, receiver, receiver-manager, consultant, monitor or other party in connection with the Security or the enforcement thereof, obtain the agreement of such party to comply with the applicable terms of this Agreement in carrying out any such enforcement activities and dealing with any Proceeds of Realization;

 (g) account for any monies received by it in connection with this Agreement, the Loan Documents and any other agreement delivered in connection herewith or therewith;

(h) each time the Borrowers request the written consent of the Lenders or Required Lenders in connection with any matter, use its best efforts to obtain and communicate to the Borrowers the response of the Lenders in a reasonably prompt and timely manner having due regard to the nature and circumstances of the request;

(i) give written notice to the Borrowers in respect of any other matter in respect of which notice is required in accordance with or pursuant to this Agreement, promptly or promptly after receiving the consent of the Lenders or Required Lenders, if required under the terms of this Agreement;

(j) except as otherwise provided in this Agreement, act in accordance with any instructions given to it by the Required Lenders;

(k) if so instructed by the Required Lenders, refrain from exercising any right, power or discretion vested in it under this Agreement or any document incidental thereto; and

(l) call a meeting of the Lenders at any time not earlier than five (5) days and not later than thirty (30) days after receipt of a written request for a meeting provided by any Lender.

9.08 Lenders’ Obligations Several; No Partnership

The obligations of each Lender under this Agreement are several. The failure of any Lender to carry out its obligations hereunder shall not relieve the other Lenders of any of their respective obligations hereunder. No Lender shall be responsible for the obligations of any other Lender hereunder. Neither the entering into of this Agreement nor the completion of any transactions contemplated herein shall constitute the Lenders a partnership.

9.09 No Advisory or Fiduciary Responsibility.

In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), the Borrowers and each other Obligor acknowledges and agrees, and acknowledges its Affiliates’ understanding, that: (a) (i) the arranging and other services regarding this Agreement provided by the Agent and any Affiliate thereof and the Lenders are arm’s-length commercial transactions between the Borrowers, each other Obligor and their respective Affiliates, on the one hand, and the Agent and, as applicable, its Affiliates and the Lenders and their Affiliates (collectively, solely for purposes of this Section, the “Lenders”), on the other hand, (ii) each of the Borrowers and the other Obligors has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (iii) the Borrowers and each other Obligor is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (b) (i) the Agent and its Affiliates and each Lender is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary, for Borrowers, any other Obligor or any of their respective Affiliates, or any other Person and (ii) neither the Agent, any of its Affiliates nor any Lender has any obligation to the Borrowers, any other Obligor or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (c) the Agent and its Affiliates and the Lenders may be engaged in a broad range of transactions that involve interests that differ from those of the Borrowers, the other Obligors and their respective Affiliates, and neither the Agent, any of its Affiliates nor any Lender has any obligation to disclose any of such interests to the Borrowers, any other Obligor or any of their respective Affiliates. To the fullest extent permitted by law, each of the Borrowers and each other Obligor hereby waives and releases any claims that it may have against the Agent, any of its Affiliates or any Lender with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transactions contemplated hereby.

9.10 Sharing of Information

The Agent and the Lenders may share among themselves any information they may have from time to time concerning the Companies whether or not such information is confidential; but shall have no obligation to do so (except for any obligations of the Agent to provide information to the extent required in this Agreement).

9.11 Acknowledgement by Borrowers

The Borrowers hereby acknowledge notice of the terms of the provisions of this Article IX and agrees to be bound hereby to the extent of its obligations hereunder.

9.12 Amendment to Article IX

The Agent and the Lenders may amend any provision in this Article IX, except Section 9.01, and this Section 9.12 without prior notice to or the consent of the Borrowers, and the Agent shall provide a copy of any such amendment to the Borrowers reasonably promptly thereafter; provided however if any such amendment would adversely affect any rights, entitlements, obligations or liabilities of the Borrowers, such amendment shall not be effective until the Borrowers provide their written consent thereto, such consent not to be unreasonably withheld or arbitrarily delayed.

9.13 Deliveries, etc.

As between the Companies on the one hand, and the Agent and the Lenders on the other hand:

(a) all statements, certificates, consents and other documents which the Agent purports to deliver to a Company on behalf of the Lenders shall be binding on each of the Lenders, and none of the Companies shall be required to ascertain or confirm the authority of the Agent in delivering such documents;

(b) all certificates, statements, notices and other documents which are delivered by a Company to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders; and

 (c) all payments which are delivered by a Borrower to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders.

9.14 Agency Fee

The Borrowers hereby agree to pay to the Agent an annual agency fee in such amount as may be agreed in writing from time to time between the Canadian Borrower and the Agent, payable in advance on the date of this Agreement and annually on each anniversary date thereafter during the term of this Agreement.

9.15 Other Fees

The Borrowers shall pay all other fees provided for in any fee agreement between the Borrowers and the Agent.

ARTICLE X
CBA MODEL PROVISIONS

10.01 CBA Model Provisions Incorporated by Reference

The CBA Model Provisions (except for the footnotes contained therein) form part of this Agreement and are incorporated herein by reference, subject to the following variations:

(a) Each term set out below which is used as a defined term in the CBA Model Provisions shall be deemed to have been replaced as set out below; and for greater certainty the said replacement term shall have the meaning ascribed thereto in Section 1.01 of this Agreement:

●	”Administrative Agent” shall be replaced by “Agent”;

●	“Applicable Percentage” shall be replaced by “Proportionate Share”;

●	“Base Rate Loans” shall be replaced by “US Base Rate Loans”;

●
“Excluded Taxes” in the CBA Model Provisions shall, with respect to Lenders to a US Borrower, be deemed to have the meanings ascribed to the term “Excluded US Borrower Taxes” as defined in Section 1.01 of this Agreement;

●	“LIBO Rate Loan” shall be replaced by “LIBOR Loan”;

●	“Loans” shall be replaced by “Advances”; and

●	“Provisions” shall be replaced by “CBA Model Provisions”.

(b) “Pro rata share”, “rateably” and similar terms in the CBA Model Provisions shall have the meaning ascribed to the term “Proportionate Share” as defined in Section 1.01 of this Agreement, if the context requires.

(c)          The terms “Related Parties” and “Related Party” in the CBA Model Provisions shall be deemed to have the meanings ascribed to the defined terms “Related Persons” and “Related Person” in this Agreement, respectively.

(d)          Subclause 5(iii)(y) of the CBA Model Provisions is hereby deleted.

(e)          The following shall be added as Sections 3.2(f) and (g) of the CBA Model Provisions:

“(f)        VAT. All amounts expressed to be payable under a Loan Document by any Obligor to the Administrative Agent or a Lender which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (g) below, if VAT is or becomes chargeable on any supply made by the Administrative Agent or a Lender to any Obligor under a Loan Document and the Administrative Agent or a Lender is required to account to the relevant tax authority for the VAT, that Obligor must pay to the Administrative Agent or such Lender (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and the Administrative Agent or such Lender must promptly provide an appropriate VAT invoice to that Obligor), unless VAT is reverse charged to the Obligor.

(g)          Where a Loan Document requires any Obligor to reimburse the Administrative Agent or a Lender for any costs or expenses, that Obligor shall also at the same time pay and indemnify the Administrative Agent or Lender against all VAT incurred by the Administrative Agent or a Lender in respect of the costs or expenses to the extent that the Administrative Agent or that Lender reasonably determines (in its absolute discretion) that it is not entitled to credit or repayment from the relevant tax authority in respect of the VAT.”

(f)          The following shall be added to Section 14(3) of the CBA Model Provisions:

“Each Borrower consents to the publication by the Agent or any Lender of customary advertising material relating to the transactions contemplated hereby using the name, product photographs, logo or trademark of such Borrower.”

10.02 Inconsistencies with CBA Model Provisions

To the extent that there is any inconsistency between a provision of this Agreement and a provision of the CBA Model Provisions, the provision of this Agreement shall govern. For greater certainty, a provision of this Agreement and a provision of the CBA Model Provisions shall be considered to be inconsistent if both relate to the same subject-matter and the provision in the CBA Model Provisions imposes more onerous obligations or restrictions than the corresponding provision in this Agreement.

10.03 Agent’s Recording Fee for Assignments

The Borrowers acknowledge that in connection with any assignment by a Lender of all or any portion of its Commitment, the Agent may charge the assignee a processing and recording fee in the amount of $5,000.

ARTICLE XI
GENERAL

11.01 Waiver

The failure or delay by the Agent or any Lender in exercising any right or privilege with respect to the non-compliance with any provisions of this Agreement by the Borrowers and any course of action on the part of the Agent or any Lender, shall not operate as a waiver of any rights of the Agent or such Lender unless made in writing by the Agent or such Lender. Any such waiver shall be effective only in the specific instance and for the purpose for which it is given and shall not constitute a waiver of any other rights and remedies of the Agent or such Lender with respect to any other or future non-compliance.

11.02 Governing Law

This Agreement shall be interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Without prejudice to the right of the Agent and the Lenders to commence any proceedings with respect to this Agreement in any other proper jurisdiction, the parties hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Ontario.

11.03 Expenses of Agent and Lenders

Whether or not the transactions contemplated by this Agreement are completed or any Advance has been made, the Borrowers hereby agree to pay on demand by the Agent from time to time all reasonable expenses incurred by the Agent in connection with this Agreement, the Security and all documents contemplated hereby, specifically including: reasonable expenses incurred by the Agent in respect of due diligence, appraisals, insurance consultations, credit reporting and responding to demands of any Governmental Authority; reasonable legal expenses in connection with the preparation and interpretation of this Agreement and the Security and the administration of the Facilities generally, including the preparation of waivers and partial discharges of Security; and all reasonable legal expenses (on a solicitor and his own client basis) in connection with the protection and enforcement of the Security. The Borrowers hereby authorize the Agent to debit its account in order to pay any such expenses if such amount is not paid in full or disputed by it within thirty (30) days after receipt of a written request from the Agent for payment of such amount. The obligations of the Borrowers to pay legal fees is subject to the provisions of Section 5.01(o).

11.04 General Indemnity

In addition to any other liability of the Borrowers hereunder, the Borrowers hereby agree to indemnify and save harmless the Indemnitees from and against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements (including reasonable legal fees on a solicitor and his own client basis) of any kind or nature whatsoever (but excluding consequential damages and damages for loss of profit) which may be imposed on, incurred by or asserted against the Indemnitees (except to the extent arising from the gross negligence or wilful misconduct of such Indemnitees) which relate to or arise out of or result from:

(a) any failure by a Borrower to pay and satisfy its obligations hereunder including, without limitation, any costs or expenses incurred by reason of the liquidation or reemployment in whole or in part of deposits or other funds required by the Lenders to fund or maintain the Facilities or as a result of such Borrower’s failure to take any action on the date required hereunder or specified by it in any notice given hereunder;

(b) any investigation by Governmental Authorities or any litigation or other similar proceeding related to any use made or proposed to be made by a Borrower of the proceeds of any Advance; and

(c) any instructions given to any Lender to stop payment on any cheque issued by a Borrower or to reverse any wire transfer or other transaction initiated by such Lender at the request of such Borrower.

11.05 Environmental Indemnity

In addition to any other liability of the Borrowers hereunder, each Borrower hereby agrees to indemnify and save harmless the Indemnitees from and against:

(a) any losses suffered by them for, in connection with, or as a direct or indirect result of, the failure of any Company to comply with all Requirements of Environmental Law;

(b) any losses suffered by the Indemnitees for, in connection with, or as a direct or indirect result of, the presence of any Hazardous Material situated in, on or under any property owned by any Company or upon which it carries on business, specifically including any diminution in value of the business, property and assets as a result of such presence; and
(c) any and all liabilities, losses, damages, penalties, expenses (including reasonable legal fees) and claims which may be paid, incurred or asserted against the Indemnitees for, in connection with, or as a direct or indirect result of, any legal or administrative proceedings with respect to the presence of any Hazardous Material on or under any property owned by any Company or upon which it carries on business, or the discharge, emission, spill or disposal by any Company of any Hazardous Material into or upon any Land, or any watercourse or body of water; including the costs of defending and/or counterclaiming or claiming against third parties in respect of any such proceeding and any cost, liability or damage arising out of a settlement entered into by the Indemnitees in respect of any such proceeding;

except to the extent arising from the gross negligence or wilful misconduct of such Indemnitee.

11.06 Survival of Certain Obligations despite Termination of Agreement

The termination of this Agreement shall not relieve the Borrowers from their obligations to the Agent and the Lenders arising prior to such termination, such as obligations arising as a result of or in connection with any breach of this Agreement, any failure to comply with this Agreement or the inaccuracy of any representations and warranties made or deemed to have been made prior to such termination, and obligations arising pursuant to all indemnity obligations contained herein. Without limiting the generality of the foregoing, the obligations of the Borrowers to the Agent and the Lenders arising under or in connection with Sections 11.04 and 11.05 of this Agreement and section 3.2 of the CBA Model Provisions shall continue in full force and effect despite any termination of this Agreement.

11.07 Interest on Unpaid Costs and Expenses

If a Borrower fails to pay when due any amount in respect of costs or expenses or any other amount required to be paid by it hereunder (other than principal or interest on any Advance), it shall pay interest on such unpaid amount from the time such amount is due until paid at the rate equal to the highest rate of interest then applicable under the Facilities.

11.08 Notice

Without prejudice to any other method of giving notice, all communications provided for or permitted hereunder shall be in writing and delivered to the addressee by prepaid private courier or sent by facsimile to the applicable address or sent by e-mail to the applicable e-mail address and to the attention of the officer of the addressee as follows:

(a)            to the Obligors:

The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario
N2V 1C6

Attention: Chief Financial Officer
Telecopier no. XXX XXX XXX XXX

and

Attention: President and Chief Operating Officer
Telecopier no. XXX XXX XXX XXX

Blake Cassels & Graydon LLP
199 Bay StreetSuite 4000, Commerce Court West
Toronto Ontario
M5L 1A9

Attention:        XXX XXX XXX
Telecopier no. XXX XXX XXX XXX

(b)             to the Agent as to all matters relating to Facility A-Tranche 1:

Bank of Montreal, as Agent
Agent Bank Services, Global Financing Services
250 Yonge Street, 11th Floor
Toronto, Ontario
M5B 2L7

Attention:        Manager, Agent Bank Services
Telecopier no. XXX XXX XXX XXX\

to the Agent as to all matters relating to Facility A-Tranche 2:

Bank of Montreal, as Agent
BMO Financial Group
111 W Monroe, 17W
Chicago, IL 60603

Attention:         XXX XXX  Team Lead
Telecopier no.   XXX  XXX
Email Addresses: XXX XXX XXX XXX  and
                             XXX XXX XXX XXX

(c)             to the Agent as to all matters relating to Facility A-Tranche 3:

Bank of Montreal, as Agent
250 Yonge Street, 11th Floor
Toronto, OntarioM5B 2L7

Attention:         XXX XXX XXX XXX
Telecopier no.   XXX  XXX
Email Addresses: XXX XXX XXX XXX\ and
                             XXX XXX XXX XXX\

with a copy for matters other than Advances to:
Gowling WLG (Canada) LLP
1 First Canadian Place
100 King Street West, Suite 1600
Toronto, Ontario
M5X 1G5

Attention:     XXX XXX XXX
Telecopier no. XXX XXX XXX

(d) to any Lender, at its address noted on Exhibit A attached hereto.

Any communication transmitted by prepaid private courier shall be deemed to have been validly and effectively given or delivered on the Business Day after which it is submitted for delivery. Any communication transmitted by facsimile shall be deemed to have been validly and effectively given or delivered on the day on which it is transmitted, if transmitted on a Business Day on or before 5:00 p.m. (local time of the intended recipient), and otherwise on the next following Business Day. Any party may change its address for service by notice given in the foregoing manner.

11.09 Severability

Any provision of this Agreement which is illegal, prohibited or unenforceable in any jurisdiction, in whole or in part, shall not invalidate the remaining provisions hereof; and any such illegality, prohibition or unenforceability in any such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11.10 Further Assurances

Each Borrower shall, at its expense, promptly execute and deliver or cause to be executed and delivered to the Agent upon request, acting reasonably, from time to time all such other and further documents, agreements, opinions, certificates and instruments in compliance with this Agreement, or if necessary or desirable to more fully record or evidence the obligations intended to be entered into herein, or to make any recording, file any notice or obtain any consent.

11.11 Time of the Essence

Time shall be of the essence of this Agreement.

11.12 Tombstone Marketing

For the purpose of “tombstone marketing”, each Borrower hereby authorizes and consents to the reproduction, disclosure and use by the Lenders and the Agent of its name, identifying logo and the Facilities to enable the Lenders to publish promotional “tombstones”; provided that the amount of the Facilities shall not be disclosed. Each Borrower acknowledges and agrees that the Lenders shall be entitled to determine, in their sole discretion, whether to use such information; that no compensation will be payable by the Lenders or the Agent in connection therewith; and that the Lenders and the Agent shall have no liability whatsoever to them or any of their respective employees, officers, directors, affiliates or shareholders in obtaining and using such information as contemplated herein. Notwithstanding the foregoing, any such disclosure shall be subject to the prior written consent of the Canadian Borrower.

11.13 Entire Agreement; Waivers and Amendments to be in Writing

(a) Upon fulfillment of the conditions precedent set forth in Section 7.03, this Agreement amends and restates the Original Credit Agreement, and together with all other Loan Documents constitute the entire agreement between the parties to this Agreement with respect to the Facilities and the other matters contemplated in this Agreement as of the date of this Agreement, and supersedes the Original Credit Agreement and all other negotiations and discussions, whether oral or written, with respect to the Facilities. Nothing in this Agreement shall constitute a release or novation of any indebtedness outstanding under the Original Credit Agreement and all Advances outstanding under the Original Credit Agreement shall continue as Advances outstanding under this Agreement.

(b) Subject to Section 9.01(b), no provision of this Agreement, or any other document or instrument in existence among the parties may be modified, waived or terminated except by an instrument in writing executed by the party against whom such modification, waiver or termination is sought to be enforced.

11.14 Inconsistencies with Security

To the extent that there is any inconsistency between a provision of this Agreement and a provision of any document constituting part of the Security, the provision of this Agreement shall govern. For greater certainty, a provision of this Agreement and a provision of the Security shall be considered to be inconsistent if both relate to the same subject-matter and the provision in the Security imposes more onerous obligations or restrictions than the corresponding provision in this Agreement.

11.15 Execution by Fax, Pdf and Counterparts

This Agreement may be executed in several counterparts, each of which, when so executed, shall be deemed to be an original and which counterparts together shall constitute one and the same Agreement. This Agreement may be executed by facsimile or pdf, and any signature contained hereon by facsimile or pdf shall be deemed to be equivalent to an original signature for all purposes.

11.16 Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns; “successors” includes any corporation resulting from the amalgamation of any party with any other corporation.

11.17 Fondé de Pouvoir

For greater certainty and without limiting the power of the Agent hereunder or under any other Loan Document, each Borrower hereby acknowledges, on its own behalf and on behalf of each of its Subsidiaries, that for the purposes of holding any security granted by a Borrower or any Subsidiary of a Borrower pursuant to the laws of the Province of Quebec to secure payment of any bond or debenture issued by such Borrower or any Subsidiary of such Borrower, the Agent is hereby appointed to act as the person holding the power of attorney (fondé de pouvoir) pursuant to Article 2692 of the Civil Code of Quebec to act on behalf of each of the debentureholders or bondholders, and each of the Lenders hereby confirms and agrees to such appointment. Each Person who is or becomes a Lender and each assignee holder of any debenture or bond issued by a Borrower or any Subsidiary of such Borrower shall be deemed to ratify the power of attorney (fondé de pouvoir) granted to the Agent hereunder, by its execution of an assignment and assumption agreement in form satisfactory to the Agent. The Agent agrees to act in such capacity. Each party hereto agrees that, notwithstanding Section 32 of An Act respecting the special powers of legal persons (Quebec), the Agent, as fondé de pouvoir, shall also be entitled to act as a debentureholder or bondholder and to acquire and/or be the pledgee of any debentures, bonds or other titles of indebtedness to be issued under any deed of hypothec executed by or on behalf of a Borrower or any Subsidiary of a Borrower. Each Borrower hereby acknowledges, on its own behalf and on behalf of each of its Subsidiaries, that the said debentures or bonds constitute titles of indebtedness, as such term is used in Article 2692 of the Civil Code of Quebec.

11.18 Anti-Money Laundering Legislation

(a) Each Borrower acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction, proceeds of crime and “know your client” laws including, without limitation, the Patriot Act (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders and the Agent may be required to obtain, verify and record information regarding the Companies, their directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Companies, and the transactions contemplated hereby. The Borrowers shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent, or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(b) Each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Companies or any authorized signatories of the Companies on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Companies or any such authorized signatory in doing so.

11.19 Public Filing of Agreement

The Borrowers agree not to file a copy of this Agreement or any other Loan Document on SEDAR, or otherwise publicly disclose any information contained therein, except (i) on a confidential basis to their respective officers, directors, employees, accountants, lawyers and other professional advisors; (ii) to any bona fide prospective purchaser of the shares of the Borrowers or all or substantially all of the assets of the Companies, provided that such Person executes and delivers a confidentiality agreement in form and substance acceptable to the Required Lenders acting reasonably; and (iii) as may be required pursuant to Applicable Law in the opinion of counsel to the Borrowers (including without limitation filing a copy of this Agreement on SEDAR). If any such disclosure is required pursuant to Applicable Law, the Borrowers will provide at least seven (7) days’ prior written notice to the Agent before making such disclosure (unless Applicable Law requires earlier disclosure) and during such period the Agent and the Lenders acting reasonably may advise the Borrowers as to which portions of such Loan Documents the Agent and the Lenders request not to be disclosed, in order to protect the rights of the Agent and the Lenders to maintain the confidentiality of information which the Agent and the Lenders believe is confidential and proprietary to the Agent and the Lenders. Each Borrower agrees to comply with any such request unless such compliance would contravene Applicable Law in the opinion of counsel to such Borrower. The terms of this paragraph shall survive the termination of this Agreement for a period of five (5) years after termination of this Agreement.

11.20 Successors and Assigns

(a) Successors and Assigns Generally - The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Company may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations, hereunder except (i) to an Eligible Assignee in accordance with the provisions of paragraph (b) of this Section, (ii) by way of participation in accordance with the provisions of paragraph (d) of this Section, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of paragraph (e) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in paragraph (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Assignment by Lenders - Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that:

(i)
except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Advances at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Advances outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Advances of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000, unless each of the Agent and, so long as no Default has occurred and is continuing, the Canadian Borrower, otherwise consents to a lower amount (each such consent not to be unreasonably withheld or delayed). Notwithstanding the foregoing, following any assignment the assigning Lender shall, unless it has assigned its full Commitment, retain a Commitment of not less than $5,000,000 (which limitation shall cease to be operative should there exist a Default or an Event of Default);

(ii)
each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Advances or the Commitment assigned; except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate credits on a non-pro rata basis;

(iii)
any assignment of a Commitment relating to a credit under which Letters of Credit may be issued must be approved by the Issuing Bank (such approval not to be unreasonably withheld or delayed), unless the Person that is the proposed assignee is itself already a Lender with a Commitment under that credit;

(iv)	any assignment must be approved by the Agent (such approval not to be unreasonably withheld or delayed);
(v)
any assignment must be approved by the Canadian Borrower (such approval not to be unreasonably withheld or delayed and such consent shall be deemed to have been given if Canadian Borrower does not respond within 5 Business Days of request for consent) unless the proposed assignee is itself already a Lender with the same type of Commitment or an Event of Default has occurred and is continuing;

(vi)
the parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption; together with a processing and recordation fee in an amount specified in Section 10.03 of this Agreement and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Agent an Administrative Questionnaire; and

(vii)	assignment shall not be to a business that is a competitor of the Canadian Borrower provided that following the occurrence of an Event of Default no such restriction shall apply; and
Subject to acceptance and recording thereof by the Agent pursuant to paragraph (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Loan Documents, including any collateral security, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3 and 9 of the CBA Model Provisions, and shall continue to be liable for any breach of this Agreement by such Lender, with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by a Borrower or a new Advance to a Borrower.

(c) Register - The Agent shall maintain at one of its offices in Toronto, Ontario or Montréal, Québec a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Advances owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest or demonstrable error, and the Borrowers, the Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d) Replacement of the Agent – In case of replacement of the Agent, each party to the Security governed by Dutch law shall provide any assistance and enter into any documents as requested by the successor Agent to ensure that the successor Agent shall have the same rights and obligations under the Security governed by Dutch law as it would have had if such successor had been an original party thereto.

(e) Participations -

(i)
Any Lender may at any time, without the consent of, or notice to, the Borrowers or the Agent, sell participations to any Person (other than a natural person, an Company or any Affiliate of an Company) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Advances owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrowers, the Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any payment by a Participant in connection with a sale of a participation shall not be or be deemed to be a repayment by a Borrower or a new Advance to a Borrower.

(ii)
Subject to paragraph 11.20(f) of this Section, each Borrower agrees that each Participant shall be entitled to the benefits of Section 3 of the CBA Model Provisions to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 4 of the CBA Model Provisions as though it were a Lender, provided such Participant agrees to be subject to Section 5 of the CBA Model Provisions as though it were a Lender.

(iii)
Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Agent (in its capacity as Agent) shall have no responsibility for maintaining a Participant Register.

(f) Limitations upon Participant Rights - A Participant shall not be entitled to receive any greater payment under Section 3.1 and 3.2 of the CBA Model Provisions than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Canadian Borrower’s prior written consent.

(g) Certain Pledges - Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under the Agreement to secure obligations of such Lender, but no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(h) BMO Hold - BMO agrees that it will maintain Commitments of no less than XXX XXX provided however that if a Default or Event of Default exists BMO shall cease to be subject to any such requirement.

11.21 Bail-In Provisions

(a) Definitions:

(i)	“Bail-In Action” means the exercise of any Write-down and Conversion Powers.
(ii)
“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

(iii)
“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a Subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

(iv)	“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.
(v)
“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution and which has authority to exercise any Write-down and Conversion Powers.

(vi)	“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association in London, United Kingdom (or any successor person) from time to time.
(vii)
“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

(b) Solely to the extent any Lender, Issuing Bank, the Administrative Agent or any Syndication Agent that is an EEA Financial Institution is a party to this Agreement and notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Lender, Issuing Bank, the Administrative Agent or any Syndication Agent that is an EEA Financial Institution arising under any Loan Document, may be subject to Bail-In Action and agrees and consents to, and acknowledges and agrees to be bound by the effects of:

(i)
any Bail-In Action in relation to any such liabilities arising hereunder which may be payable to it by any Lender, Issuing Bank, the Administrative Agent or any Syndication Agent that is an EEA Financial Institution; and

(ii)	any Bail-In Action on any such liability, including, if applicable:
(1)	a reduction in full or in part or cancellation of any such liability;
(2)
a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(3)	the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.
11.22 Documentation Requirements for Lenders to US Borrower

(a) Generally - Any Lender to a US Borrower that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the US Borrower and the Agent, at the time or times reasonably requested by the US Borrower or the Agent, such properly completed and executed documentation reasonably requested by the US Borrower or the Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the US Borrower or the Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the US Borrower or the Agent as will enable the US Borrower or the Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 11.22(b)(i), (b)(ii) and (b)(iv) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

 (b) Specific Forms - Without limiting the generality of the foregoing any Lender to a US Borrower:

(i)
that is a U.S. Person shall deliver to the US Borrower and the Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the US Borrower or the Agent), executed originals of IRS FormW-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(ii)
that is not a U.S. Person shall, to the extent it is legally entitled to do so, deliver to the US Borrower and the Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the US Borrower or the Agent), whichever of the following is applicable:

(1)
in the case of a Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed originals of IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS FormW-8BEN establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2)	executed originals of IRS Form W-8ECI;

(3)
in the case of a Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit K-1 to the effect that such Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the US Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed originals of IRS Form W-8BEN; or

(4)
to the extent a Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, a U.S. Tax Compliance Certificate substantially in the form of Exhibit K-2 or Exhibit K-3, IRS FormW-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Lender is a partnership and one or more direct or indirect partners of such

Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate on behalf of each such direct and indirect partner;

(iii)
any Lender shall, to the extent it is legally entitled to do so, deliver to the US Borrower and the Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the US Borrower or the Agent), executed originals of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the US Borrower or the Agent to determine the withholding or deduction required to be made; and

(iv)
if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the US Borrower and the Agent at the time or times prescribed by law and at such time or times reasonably requested by the US Borrower or the Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the US Borrower or the Agent as may be necessary for the US Borrower and the Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (iv), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(c) Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the US Borrower and the Agent in writing of its legal inability to do so.

11.23 FATCA Information in Respect of the Parties

(a) Subject to Section 11.23(c), each Party shall, within ten (10) Business Days of a reasonable request by another Party:

(1)         confirm to that other Party whether it is:

i)       a FATCA Exempt Party; or

ii) not a FATCA Exempt Party;

(2) supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA; and

(3) supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party’s compliance with any other law, regulation, or exchange of information regime.

(b) If a Party confirms to another Party pursuant to Section 11.23(a)(1) that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c) Section 11.23(a) shall not oblige the Agent to do anything, and Section 11.23(a)(3) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

(1) any law or regulation;

(2) any fiduciary duty; or

(3) any duty of confidentiality.

(d) If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with Section 11.23(a)(1) or (2) (including, for the avoidance of doubt, where Section 11.23(c) above applies), then such Party shall be treated for the purposes of the Loan Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

(e) If a Borrower is a US Tax Obligor or the Agent reasonably believes that its obligations under FATCA or any other applicable law or regulation require it, the Lender shall, within ten (10) Business Days of:

(1) where a Borrower is a US Tax Obligor, the relevant Lender is listed on Exhibit A hereto, the date of this Agreement;

(2) where a Borrower is a US Tax Obligor and the relevant Lender is a New Lender, the date on which such Lender becomes a Party to the Loan Documents;

(3) the date a new US Tax Obligor becomes a Borrower; or

(4) where a Borrower is not a US Tax Obligor, the date of a request from the Agent;

supply to the Agent:

(i)	a withholding certificate on Form W-8, Form W-9 or any other relevant form; or
(ii)	any withholding statement or other document, authorisation or waiver as the Agent may require to certify or establish the status of such Lender under FATCA or that other law or regulation.
The Agent shall provide any withholding certificate, withholding statement, document, authorisation or waiver it receives pursuant to Section 11.23(e) above to the relevant Borrower.

11.24 UK Matters

(a)           Definitions. In this Section:

“Borrower DTTP Filing” means an HM Revenue & Customs’ Form DTTP2 duly completed and filed by the UK Borrower, which:

(i)	where it relates to a Treaty Lender , contains the scheme reference number and jurisdiction of tax residence, and is filed with HM Revenue & Customs within 30 days of the date of this Agreement; or
(ii)
where it relates to a Treaty Lender that is an Eligible Assignee or a New Lender, contains the scheme reference number and jurisdiction of tax residence stated in respect of that Lender in the relevant transfer or assignment, and is filed with HM Revenue & Customs within 30 days of the date of the relevant transfer or assignment;

“CTA” means United Kingdom Corporation Tax Act 2009;

“ITA” means United Kingdom Income Tax Act 2007;

“Qualifying Lender” means:

(i)	a Lender which is beneficially entitled to interest payable to that Lender in respect of an advance under the Agreement and is:
(1) a Lender:

a)
which is a bank (as defined for the purpose of section 879 of the ITA ) making an advance under the Agreement and is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance or would be within such charge as respects such payments apart from section 18A of the CTA ; or

b)	in respect of an advance made under the Agreement by a person that was a bank (as defined for the purpose of section 879 of the ITA) at the time that that advance was made and within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance; or

(2) a Lender which is:
a)	a company resident in the United Kingdom for United Kingdom tax purposes;

b)	a partnership each member of which is:

i)	a company so resident in the United Kingdom; or
ii)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA;

c)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company; or

(3) a Treaty Lender;

“Tax Confirmation” means a confirmation by a Lender that the person beneficially entitled to interest payable to such Lender in respect of an advance under the Agreement is either:

(i)	a company resident in the United Kingdom for United Kingdom tax purposes;

(ii)	a partnership each member of which is:

(1) a company so resident in the United Kingdom; or

(2)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(iii)
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company;

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under the Agreement;

“Treaty Lender” means a Lender which:

(i)	is treated as a resident of a Treaty State for the purposes of the Treaty;
(ii)	does not carry on a business in the United Kingdom through a permanent establishment with which the Loan is effectively connected;
“Treaty State” means a jurisdiction having a double taxation agreement (a “Treaty”) with the United Kingdom which makes provision for full exemption from tax imposed by the United Kingdom on interest; and

“UK Non-Bank Lender” means a Lender which gives a tax Confirmation in the Assignment Agreement or Transfer Certificate which it executes on becoming a Party;

(b)          General Requirements.

(i)	A sum payable shall not be increased by virtue of Exhibit H sub-paragraph (a)(i) on account of Taxes imposed by the United Kingdom, if on the date on which the payment falls due:
(1)
the payment could have been made to the Lender without a Tax Deduction if the Lender had been a Qualifying Lender, but on that date the Lender is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty, or any published practice or published concession of any relevant taxing authority; or

(2)	the Lender is a Qualifying Lender solely by virtue of paragraph (i)(2) of the definition of Qualifying Lender and:

a)
an officer of H.M. Revenue & Customs has given (and not revoked) a direction (a “Direction”) under section 931 of the ITA which relates to the payment and the Lender has received from the UK Borrower a certified copy of that Direction; and

b)	the payment could have been made to the Lender without any Tax Deduction if that Direction had not been made; or
(3)	the Lender is a Qualifying Lender solely by virtue of paragraph (i)(2) of the definition of Qualifying Lender and:
a)	the Lender has not given a Tax Confirmation to the UK Borrower; and
b)
the payment could have been made to the Lender without any Tax Deduction if the Lender had given a Tax Confirmation to the UK Borrower, on the basis that the Tax Confirmation would have enabled the UK Borrower to have formed a reasonable belief that the payment was an “excepted payment” for the purpose of section 930 of the ITA; or

(4)
the Lender is a Treaty Lender and the UK Borrower is able to demonstrate that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations under paragraph (ii) or (iii) (as applicable) below.

(ii)
(1)       Subject to paragraph (2) below, a Treaty Lender and the UK Borrower shall co-operate in completing any procedural formalities necessary for the UK Borrower to obtain authorisation to make that payment without a Tax Deduction.

(2)        a)        A Treaty Lender which becomes a Party on the day on which this Agreement is entered into that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall confirm its scheme reference number and its jurisdiction of tax residence below its name at the end of this Agreement; and

             b)       An Eligible Assignee or a New Lender that is a Treaty Lender that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall confirm its scheme reference number and its jurisdiction of tax residence in the instrument of transfer or assignment by which it becomes a Party (or otherwise in writing to the UK Borrower), and, having done so, that Lender shall be under no obligation pursuant to paragraph (ii)(1) above.

(iii)	If the Lender has confirmed its scheme reference number and its jurisdiction of tax residence in accordance with paragraph (b)(ii)(2) above and the UK Borrower:

(1)	has not made a Borrower DTTP Filing in respect of the Lender; or

(2)	has made a Borrower DTTP Filing in respect of the Lender but:

a)	that Borrower DTTP Filing has been rejected by HM Revenue & Customs; or
b)	HM Revenue & Customs has not given the UK Borrower authority to make payments to the Lender without a Tax Deduction within 60 days of the date of the Borrower DTTP Filing, and in each case, the UK Borrower has notified the Lender in writing, the Lender and the UK Borrower shall co-operate in completing any additional procedural formalities necessary for the UK Borrower to obtain authorisation to make that payment without a Tax Deduction.

(iv)
If the Lender has not confirmed its scheme reference number and jurisdiction of tax residence in accordance with paragraph (b)(ii)(2) above, the UK Borrower shall not make a Borrower DTTP Filing or file any other form relating to the HMRC DT Treaty Passport scheme in respect of the Lender, unless the Lender otherwise agrees.

(v)	The UK Borrower shall, promptly on making a Borrower DTTP Filing, deliver a copy of that Borrower DTTP Filing to the Lender.
(vi)	A UK Non-Bank Lender shall promptly notify the Borrowers and the Agent if there is any change in the position from that set out in the Tax Confirmation.

 (signature pages follow)

IN WITNESS WHEREOF this Agreement has been executed, sealed and delivered by the parties hereto under the hands of their proper officers duly authorized in that behalf.

THE DESCARTES SYSTEMS GROUP INC.

DESCARTES SYSTEMS (USA) LLC

DESCARTES SYSTEMS UK LIMITED

[Signature page to Third Amended and Restated Credit Agreement)

BANK OF MONTREAL, as Arranger, Sole Bookrunner and Administrative Agent

BANK OF MONTREAL, as Lender

BANK OF MONTREAL, Chicago Branch, as Lender

By:	_______________________________
Name:
Title:

By:	_______________________________
Name:
Title:

(Signature page to Third Amended and Restated Credit Agreement)

BANK OF MONTREAL, as Arranger, Sole Bookrunner and Administrative Agent

By:	_______________________________
Name:
Title:

By:	_______________________________
Name:
Title:

BANK OF MONTREAL, as Lender

By:	_______________________________
Name:
Title:

By:	_______________________________
Name:
Title:

BANK OF MONTREAL, Chicago Branch, as Lender

By:	_______________________________
Name:
Title:

(Signature page to Third Amended and Restated Credit Agreement)

BANK OF MONTREAL, London Branch, as Lender

ROYAL BANK OF CANADA, as Lender

By:	_______________________________
Name:
Title:

By:	_______________________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender and Syndication Agent

By:	_______________________________
Name:
Title:

[Signature page to Third Amended and Restated Credit Agreement’

BANK OF MONTREAL, London Branch, as Lender

By:	_______________________________
Name:
Title:

By:	_______________________________
Name:
Title:

ROYAL BANK OF CANADA, as Lender

By:	_______________________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender and Syndication Agent

By:	_______________________________
Name:
Title:

By:	_______________________________
Name:
Title:

(Signature page to Third Amended and Restated Credit Agreement]

BANK OF MONTREAL, London Branch, as Lender

By:	_______________________________
Name:
Title:

By:	_______________________________
Name:
Title:

ROYAL BANK OF CANADA, as Lender

By:	_______________________________
Name:
Title:

By:	_______________________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender and Syndication Agent

By:	_______________________________
Name:
Title:

!Signature page to Third Amended and Restated Credit Agreement]

THE BANK OF NOVA SCOTIA, as Lender and Syndication Agent

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	_______________________________
Name:
Title:

By:	_______________________________
Name:
Title:

(Signature page to Third Amended and Restated Credit Agreementl

THE BANK OF NOVA SCOTIA, as Lender and Syndication Agent

By:	_______________________________
Name:
Title:

By:	_______________________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

(Signature page to Third Amended and Restated Credit Agreementl

EXHIBIT A
LENDERS AND LENDERS’ INITIAL COMMITMENTS

Facility A Commitments

Lender	Facility A-Tranche 1	Proportionate Share	Facility A-Tranche 2	Proportionate Share	Facility A-Tranche 3	Proportionate Share	Swingline	Proportionate Share	Total Facility A Commitments	Proportionate Share
XXXX	XXXX	XXXX	XXXX	XXXX	X	XX	XXXXX	XXXXX	XXXXX	XXXXXXX
XXXX	XXXX	XXXX	XXXX	XXXX	X	XX	XXXXX	XXXXX	XXXXX	XXXXXXX
XXXX	XXXX	XXXX	XXXX	XXXX	X	XX	XXXXX	XXXXX	XXXXX	XXXXXXX
XXXX	XXXX	XXXX	XXXX	XXXX	X	XX	XXXXX	XXXXX	XXXXX	XXXXXXX
XXXX	XXXX	XXXX	XXXX	XXXX	X	XX	XXXXX	XXXXX	XXXXX	XXXXXXX
Total Commitments	$280,000,000.00	100.000000000000%.	$50,000,000.00	100.000000000000%	$0	0%	$20,000,000	100.00000%	$350,000,000	100.000000000000%

Proportionate Share Net of Swingline
		Facility A Initial Commitment Amount	Swingline Carve Out from Facility A	Swingline %	Proportionate Share Amount (excl. Swingline)	Proportionate Share % (excl. Swingline)
XXXXXXX	X	XXXXXXX	XXXXXXX	XXXXXXX	XXXXXXX	XXXXXXXXXX
XXXXXXX	X	XXXXXXX		X	XXXXXXX	XXXXXXXXXX
XXXXXXX	X	XXXXXXX		X	XXXXXXX	XXXXXXXXXX
XXXXXXX	X	XXXXXXX		X	XXXXXXX	XXXXXXXXXX
XXXXXXX	X	XXXXXXX		X	XXXXXXX	XXXXXXXXXX
		350,000,000	20,000,000	100.00000%	330,000,000	100.000000000000%

Address for Agent:

Facility A-Tranche 1 lending office:
Bank of Montreal, as Agent
Agent Bank Services,
Global Financing Services
250 Yonge Street, 11th Floor
Toronto, Ontario M5B 2L7

Attention: Manager, Agent Bank Services
Telecopier no. XXX XXX XXX XXX

Facility A-Tranche 2 lending office:
Bank of Montreal, Chicago Branch
BMO Capital Markets
111 West Monroe Street 5 West
Chicago, Illinois 60603

Attention:        XXX XXX XXX
Telecopier no. XXX XXX XXX XXX

Facility A-Tranche 3 lending office:
Bank of Montreal, London Branch
250 Yonge Street, 11th Floor
Toronto, Ontario M5B 2L7

Attention:        XXX XXX XXX
Telecopier no. XXX XXX XXX XXX

Address for each Lender:

Facility A-Tranche 1 lending office: Bank of Montreal Corporate Finance 18th Floor, First Canadian Place Toronto, Ontario M5X 1A1 Attention: Director Telecopier no. XXX XXX XXX XXX
Facility A-Tranche 2 lending office:
Bank of Montreal, Chicago Branch
BMO Capital Markets
111 West Monroe Street 5 West
Chicago, Illinois 60603

Attention:        XXX XXX XXX
Telecopier no. XXX XXX XXX XXX

Facility A-Tranche 3 lending office:
Bank of Montreal
Bank of Montreal, London Branch
95 Queen Victoria Street
London EC4V 4HG
United Kingdom

Attention:        XXX XXX XXX
Telecopier no. XXX XXX XXX XXX

Facility A-Tranche 1 lending office:
Royal Bank of Canada
Global Loan Administration
20 King Street West, 4th Floor
Toronto, Ontario M5H 1C4

Attention:        XXX XXX XXX
Telecopier no. XXX XXX XXX XXX

Facility A-Tranche 3 lending office:
Royal Bank of Canada
Global Loan Administration
20 King Street West, 4th Floor
Toronto, Ontario M5H 1C4

Attention:        XXX XXX XXX
Telecopier no. XXX XXX XXX XXX

Facility A-Tranche 1,2 and 3 lending office:
Bank of America, N.A., Canada Branch
181 Bay Street, 4th Floor
Toronto, Ontario M5J 2V8

Attention:        XXX XXX XXX

Facility A-Tranche 2 lending office:
Royal Bank of Canada
Global Loan Administration
Three World Financial Center
200 Versey Street
New York, New York 10281-8098

Attention:        XXX XXX XXX
Telecopier no. XXX XXX XXX XXX

Facility A-Tranche 1 lending office:
The Bank of Nova Scotia
40 King Street West, 62nd Floor
Toronto, Ontario M5W 2X6

Attention:       Director
Telecopier no. XXX XXX XXX XXX

Facility A-Tranche 3 lending office:
The Bank of Nova Scotia
40 King Street West, 62nd Floor
Toronto, Ontario M5W 2X6

Attention:       Director
Telecopier no. XXX XXX XXX XXX

Facility A-Tranche 1, 2 and 3 lending office:
Canadian Imperial Bank of Commerce
Credit Processing Services
595 Bay Street, 5th Floor
Toronto, Ontario M5G 2C2

Attention:        XXX XXX XXX
Telecopier no. XXX XXX XXX XXX

Facility A-Tranche 2 lending office: The Bank of Nova Scotia 40 King Street West, 62nd Floor Toronto, Ontario M5W 2X6 Attention: Director Telecopier no. XXX XXX XXX XXX

EXHIBIT B
DRAWDOWN REQUEST

To:          Bank of Montreal, as Agent
Agent Bank Services, Global Financing Services
250 Yonge Street, 11th Floor
Toronto, Ontario
M5B 2L7

Attention:        Manager, Agent Bank Services
Facsimile:       XXX XXX XXX XXX

This Drawdown Request is delivered pursuant to the third amended and restated credit agreement, dated as of January 25, 2019 (as such agreement may be further amended, restated or supplemented from time to time, the “Credit Agreement”),made among The Descartes Systems Group Inc., as Canadian borrower (the “Canadian Borrower”), Descartes Systems (USA) LLC, as US borrower (the “US Borrower”), Descartes Systems UK Limited (the “UK Borrower” and together with the Canadian Borrower and the US Borrower, the “Borrowers”), the lenders party thereto from time to time, as Lenders, and Bank of Montreal, as Agent. All terms used herein as defined terms and not otherwise defined shall have the respective meanings ascribed thereto in the Credit Agreement.

1. The [Canadian/US/UK] Borrower hereby requests an Advance as follows:
(a)	date of Advance:
(b)	amount:
(c)	Facility:
(d)	Availment Option:
(e)	if Banker’s Acceptance, BA Equivalent Loan or LIBOR Loan, indicate desired term:
(f)	if LIBOR Loan, indicate desired currency:

(g)	if Letter of Credit, provide particulars:
(h)	payment instructions (if any):

2.	The [Canadian/US/UK] Borrower hereby certifies that as at the date of the Advance requested hereby:
(a)	the representations and warranties contained in Article IV of the Credit Agreement are true and correct in all material respects. For certainty,

representations and warranties that speak to a specified date (i.e., the Fourth Closing Date) continue to speak to such specified date;
(b)	all terms and conditions precedent to an Advance contained in Section 7.04 [and] [Section 7.031] of the Credit Agreement have been satisfied; and
(c)	no event has occurred and is continuing which constitutes a Default or an Event of Default; nor shall the making of the requested Advance result in the occurrence of any such event.

Dated this _____ day of ________________, 201 ● .

[THE DESCARTES SYSTEMS GROUP INC.]

[DESCARTES SYSTEMS (USA) LLC]

[DESCARTES SYSTEMS UK LIMITED]

By:      ______________________________
Name:
Title:

____________________________
1To be included only for Drawdown Request submitted for the first Advance on the Fourth Closing Date under the Facilities.

EXHIBIT C

ROLLOVER NOTICE

To:         Bank of Montreal, as Agent
Agent Bank Services, Global Financing Services
250 Yonge Street, 11th Floor
Toronto, Ontario
M5B 2L7

Attention:    Manager, Agent Bank Services
Facsimile:   XXX XXX XXX XXX

This Rollover Notice is delivered pursuant to the third amended and restated credit agreement, dated as of January 25, 2019 (as such agreement may be further amended, restated or supplemented from time to time, the “Credit Agreement”), made among The Descartes Systems Group Inc., as Canadian borrower (the “Canadian Borrower”), Descartes Systems (USA) LLC, as US borrower (the “US Borrower”), Descartes Systems UK Limited (the “UK Borrower” and together with the Canadian Borrower and the US Borrower, the “Borrowers”), the lenders party thereto from time to time, as Lenders and Bank of Montreal, as Agent. All terms used herein as defined terms and not otherwise defined shall have the respective meanings ascribed thereto in the Credit Agreement.

1.	The [Canadian/US/UK] Borrower hereby requests a Rollover as follows:
	(a)	amount of maturing Advance:
	(b)	date of maturing Advance:
	(c)	Facility of maturing Advance:
	(d)	Availment Option of maturing Advance:
	(e)	if Rollover of Banker’s Acceptance, BA Equivalent Loan or LIBOR Loan, indicate desired term:
	(f)	if LIBOR Loan, indicate desired currency:
2.	In conjunction with this Rollover Notice, the [Canadian/US/UK] Borrower confirms that as of the date of the Rollover requested hereby:
(a)
the representations and warranties contained in Article IV of the Credit Agreement are true and correct in all material respects. For certainty, representations and warranties that speak to a specified date (i.e., the Fourth Closing Date) continue to speak to such specified date; and

(b)	no event has occurred and is continuing which constitutes a Default or an Event of Default; nor shall the making of the requested Rollover result in the occurrence of any such event.

Dated this _____ day of ________________, 201 ● .

[THE DESCARTES SYSTEMS GROUP INC.]

[DESCARTES SYSTEMS (USA) LLC]

[DESCARTES SYSTEMS UK LIMITED]

By:      ______________________________
Name:
Title:

EXHIBIT D

CONVERSION NOTICE
To:         Bank of Montreal, as Agent
Agent Bank Services, Global Financing Services
250 Yonge Street, 11th Floor
Toronto, Ontario
M5B 2L7

Attention:    Manager, Agent Bank Services
Facsimile:   XXX XXX XXX XXX

This Conversion Notice is delivered pursuant to the third amended and restated credit agreement, dated as of January 25, 2019 (as such agreement may be further amended, restated or supplemented from time to time, the “Credit Agreement”), made among The Descartes Systems Group Inc., as Canadian borrower (the “Canadian Borrower”), Descartes Systems (USA) LLC, as US borrower (the “US Borrower”), Descartes Systems UK Limited (the “UK Borrower” and together with the Canadian Borrower and the US Borrower, the “Borrowers”), the lenders party thereto from time to time, as Lenders, and Bank of Montreal, as Agent. All terms used herein as defined terms and not otherwise defined shall have the respective meanings ascribed thereto in the Credit Agreement.

1.	The [Canadian/US/UK] Borrower hereby requests a Conversion as follows:
	(a)	amount of maturing Advance:
	(b)	date of maturing Advance:
	(c)	Facility of maturing Advance:
	(d)	Availment Option of maturing Advance:
	(e)	Facility of Advance requested:
	(f)	Availment Option of Advance requested:
	(g)	if Conversion into Banker’s Acceptance, BA Equivalent Loan or LIBOR Loan, indicate desired term:
	(h)	if LIBOR Loan, indicate desired currency:
2.	In conjunction with this Conversion Notice, the [Canadian/US/UK] Borrower confirms that as of the date of the Conversion requested hereby:
	(a)	the representations and warranties contained in Article IV of the Credit Agreement are true and correct in all material respects. For certainty,

representations and warranties that speak to a specified date (i.e., the Fourth Closing Date) continue to speak to such specified date; and
(b)	no event has occurred and is continuing which constitutes a Default or an Event of Default; nor shall the making of the requested Conversion result in the occurrence of any such event.

Dated this _____ day of ________________, 201 ● .

[THE DESCARTES SYSTEMS GROUP INC.]

[DESCARTES SYSTEMS (USA) LLC]

[DESCARTES SYSTEMS UK LIMITED]

By:      ______________________________
Name:
Title:

EXHIBIT E

REPAYMENT NOTICE
To:         Bank of Montreal, as Agent
Agent Bank Services, Global Financing Services
250 Yonge Street, 11th Floor
Toronto, Ontario
M5B 2L7

Attention:    Manager, Agent Bank Services
Facsimile:   XXX XXX XXX XXX

This Repayment Notice is delivered pursuant to the third amended and restated credit agreement, dated as of January 25, 2019 (as such agreement may be further amended, restated or supplemented from time to time, the “Credit Agreement”) made among The Descartes Systems Group Inc., as Canadian borrower (the “Canadian Borrower”), Descartes Systems (USA) LLC, as US borrower (the “US Borrower”), Descartes Systems UK Limited (the “UK Borrower” and together with the Canadian Borrower and the US Borrower, the “Borrowers”), the lenders party thereto from time to time, as Lenders, and Bank of Montreal, as Agent. All terms used herein as defined terms and not otherwise defined shall have the respective meanings ascribed thereto in the Credit Agreement.

1.	The [Canadian/US/UK] Borrower hereby advises that a Repayment will be made by it as follows:
	(a)	Facility of Advance to be repaid:
	(b)	Availment Option of Advance to be repaid:
	(c)	date of Repayment:
	(d)	amount of Repayment:

Dated this _____ day of ________________, 201 ● .

[THE DESCARTES SYSTEMS GROUP INC.]

[DESCARTES SYSTEMS (USA) LLC]

[DESCARTES SYSTEMS UK LIMITED]

By:      ______________________________
Name:
Title:

EXHIBIT F

COMPLIANCE CERTIFICATE1

To:        Bank of Montreal, as Agent
Agent Bank Services, Global Financing Services
250 Yonge Street, 11th Floor
Toronto, Ontario
M5B 2L7

Attention:    Manager, Agent Bank Services
Facsimile:   XXX XXX XXX XXX

This Compliance Certificate is delivered pursuant to the third amended and restated credit agreement, dated as of January 25, 2019 (as such agreement may be further amended, restated or supplemented from time to time, the “Credit Agreement”), made among The Descartes Systems Group Inc., as Canadian borrower (the “Canadian Borrower”), Descartes Systems (USA) LLC, as US borrower (the “US Borrower”), Descartes Systems UK Limited (the “UK Borrower” and together with the Canadian Borrower and the US Borrower, the “Borrowers”), the lenders party thereto from time to time, as Lenders, and Bank of Montreal, as Agent. All terms used herein as defined terms and not otherwise defined shall have the respective meanings ascribed thereto in the Credit Agreement.
The following are the financial ratios in respect of the Companies, on a consolidated basis, as at the end of the most recently ended [Fiscal Quarter] [Fiscal Year], calculated in accordance with the provisions of the Credit Agreement:

(a)	Total Funded Debt to Adjusted EBITDA Ratio:	____________________
(note: must not be greater than 3:50:1)
(b)	the Interest Coverage Ratio:	____________________
(note: must not be less than 3.00:1)[2]

___________________________________________
1 To be delivered by the chief financial officer or other senior officer with (i) the unaudited consolidated Interim Financial Statements of the Canadian Borrower delivered pursuant to Section 5.04(a) of the Credit Agreement, accompanied by management’s discussion and analysis which shall include an analysis of material variations in the financial results in such Fiscal Quarter from comparable periods in the previous year, (ii) with the annual audited consolidated Year-End Financial Statements of the Canadian Borrower delivered pursuant to Section 5.04(b) of the Credit Agreement, accompanied by management’s discussion and analysis which shall include an analysis of material variations in the financial results in such or Fiscal Year, as applicable, from the projections contained in the most recent Annual Business Plan presented to the Lenders.
2 For the purposes of calculating the Interest Coverage Ratio under Section 5.03(ii).

The undersigned hereby certifies on behalf of the Borrowers and without personal liability as follows:

(a)
all Material Subsidiaries constitute at least 70% of the Canadian Borrower’s consolidated Adjusted EBITDA and all Material Subsidiaries have issued to the Agent the instruments provided for in Section 5.05(c);

(b)	the following are additional Material Subsidiaries since the time of the provision of the last Compliance Certificate to the Agent: [ ● ]
(c)	the amount of Investments, Financial Assistance and Intercompany Debt permitted under Section 5.02(f) is currently $__________________ (maximum $10,000,000);
(d)
The XXX XXX maximum provided for in Section 5.01(n) of the total aggregate balance in all bank accounts of Persons other than Lenders in respect of which the Agent has not entered into a deposit account control agreement, is not exceeded;

(e)
[the following additional matters are disclosed pursuant to or added to Section 4.01(d), Schedule 4.01(j), Schedule 4.01(k), Schedule 4.01(l), Schedule 4.01(n), Schedule 4.01(q), Schedule 4.01(v), Schedule 4.01(y) and Schedule 5.02(d);][Schedules 4.01(j), 4.01(k), 4.01(l) and 4.01(y) to be updated annually]

(f)	the foregoing information and all information supporting calculations attached hereto as Schedule A were true, correct and complete as at the end of the said [Fiscal Quarter] [Fiscal Year];
(g)
the representations and warranties contained in Article IV of the Credit Agreement are true and correct in all material respects. For certainty, representations and warranties that speak to a specified date (i.e., the Fourth Closing Date) continue to speak to such specified date; and

(h)	no event has occurred and is continuing which constitutes a Default or an Event of Default.

Dated this _____ day of ________________, 201 ● .

THE DESCARTES SYSTEMS GROUP INC.

By:      ______________________________
Name:
Title:

DESCARTES SYSTEMS (USA) LLC

By:      ______________________________
Name:
Title:

DESCARTES SYSTEMS UK LIMITED

By:      ______________________________
Name:
Title:

SCHEDULE A TO COMPLIANCE CERTIFICATE

Supporting Calculations

[See Attached]

EXHIBIT G

FORM OF BA EQUIVALENT NOTE

[insert date]

FOR VALUE RECEIVED, the undersigned hereby promises to pay to the order of [name of Non-BA Lender] at its office at [insert address], the sum of                                                                                    Dollars ($_________) in lawful money of Canada on [insert date of maturity].
THE DESCARTES SYSTEMS GROUP INC.

By:      ______________________________
Name:
Title:

EXHIBIT H

CBA MODEL PROVISIONS

[See Attached]

MODEL CREDIT AGREEMENT PROVISIONS
1. Definitions

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agreement” means the credit agreement of which these Provisions form part.

“Applicable Law” means (a) any domestic or foreign statute, law(including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgment, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law.

“Basel III” means (i) the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated; and (ii) any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any Applicable Law by any Governmental Authority.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or polices of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have corresponding meanings.

“Default” means any event or condition that constitutes an Event of Default or that would constitute an Event of Default except for satisfaction of any condition subsequent required to make the event or condition an Event of Default, including giving of any notice, passage of time, or both.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender, the Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of an Obligor hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, and (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Lender is located.

“Governmental Authority” means the government of Canada or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Issuing Bank” means the Person named elsewhere in this Agreement as the issuer of Letters of Credit, which as of the Closing Date is BMO. For greater certainty, where the context requires, references to “Lenders” in these Provisions includes the Issuing Bank.

“Loan” means any extension of credit by a Lender under this Agreement, including by way of bankers’ acceptance or LIBO Rate Loan, except for any Letter of Credit or participation in a Letter of Credit.

“Obligors” means, collectively, the Borrowers and each of the guarantors of the Borrowers’ obligations that are identified elsewhere in this Agreement.

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Provisions” means these model credit agreement provisions.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

2. Terms Generally

(1)
The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein (including this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) unless otherwise expressly stated, all references in these Provisions to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, these Provisions, but all such references elsewhere in this Agreement shall be construed to refer to this Agreement apart from these Provisions, (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(2)
If there is any conflict or inconsistency between these Provisions and the other terms of this Agreement the other terms of this Agreement shall govern to the extent necessary to resolve the conflict or inconsistency.

3.            Yield Protection

3.1 Increased Costs

(a) Increased Costs Generally. If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii) subject any Lender to any Tax of any kind whatsoever with respect to this Agreement, any Letter of Credit any participation in a Letter of Credit or any Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 3.2 and the imposition, or any change in the rate, of any Excluded Tax payable by such Lender, or

(iii) impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to such Lender or the Issuing Bank of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or the Issuing Bank hereunder (whether of principal, interest or any other amount), then upon request of such Lender, the Borrowers will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

Notwithstanding anything contained in this Agreement, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof and (ii) all requests, rules, regulations, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall, in each case, be deemed a “Change in Law” regardless of the date enacted, adopted, applied or issued.

(b) Capital and Liquidity Requirements. If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender’s holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or the Letters of Credit issued or participated in by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of its holding company with respect to capital adequacy), then from time to time the Borrowers will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered.

(c) Certificates for Reimbursement. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to each of the Borrowers shall be conclusive absent manifest error. Each of the Borrowers shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation, except that the Borrowers shall not be required to compensate a Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender notifies the Borrowers of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefore, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

3.2 Taxes

(a) Payments Subject to Taxes. If any Obligor, the Administrative Agent, or any Lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of an Obligor hereunder or under any other Loan Document, then (i) the sum payable shall be increased by that Obligor when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section) the Administrative Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Obligor shall make any such deductions required to be made by it under Applicable Law and (iii) the Obligor shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law.

(b) Payment of Other Taxes by the Borrowers. Without limiting the provisions of paragraph (a) above, the Borrowers shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

(c) Indemnification by the Borrowers. Each of the Borrowers shall indemnify the Administrative Agent and each Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Administrative Agent or such Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrowers by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d) Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by an Obligor to a Governmental Authority, the Obligor shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e) Treatment of Certain Refunds and Tax Reductions. If the Administrative Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrowers or with respect to which an Obligor has paid additional amounts pursuant to this Section or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Borrowers or other Obligors, as applicable, an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by either Borrower or Obligor under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Administrative Agent or such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). The applicable Borrower or Obligor, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the applicable Borrower or Obligor (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender if the Administrative Agent or such Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Borrowers or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

3.3 Mitigation Obligations: Replacement of Lenders

(a) Designation of a Different Lending Office. If any Lender requests compensation under Section 3.1, or requires a Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.2, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.1 or 3.2, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to MT DOCS 13329668v2 such Lender. Each of the Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) Replacement of Lenders. If any Lender requests compensation under Section 3.1, if a Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.2, if any Lender’s obligations are suspended pursuant to Section 3.4 or if any Lender defaults in its obligation to fund Loans hereunder, then a Borrower may, at its sole expense and effort, upon 10 days’ notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(i) the applicable Borrower pays the Administrative Agent the assignment fee specified in Section 10(b)(vi);

(ii) the assigning Lender receives payment of an amount equal to the outstanding principal of its Loans and participations in disbursements under Letters of Credit, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the applicable Borrower (in the case of all other amounts);

(iii) in the case of any such assignment resulting from a claim for compensation under Section 3.1 or payments required to be made pursuant to Section 3.2,

such assignment will result in a reduction in such compensation or payments thereafter; and

(iv) such assignment does not conflict with Applicable Law.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling a Borrower to require such assignment and delegation cease to apply.

3.4 Illegality

If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make or maintain any Loan (or to maintain its obligation to make any Loan), or to participate in, issue or maintain any Letter of Credit (or to maintain its obligation to participate in or to issue any Letter of Credit), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrowers through the Administrative Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Administrative Agent and the Borrowers that the circumstances giving rise to such determination no longer exist.

Upon receipt of such notice, the Borrowers shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Loans, or take any necessary steps with respect to any Letter of Credit in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrowers shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

3.5 [INTENTIONALLY DELETED]

4. Right of Setoff

If an Event of Default has occurred and is continuing, each of the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Obligor against any and all of the obligations of either Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender has made any demand under this Agreement or any other Loan Document and although such obligations of the Obligor may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each of the Lenders and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers’ lien) that the Lenders or their respective Affiliates may have. Each Lender agrees to promptly notify the Borrowers and the Administrative Agent after any such setoff and application, but the failure to give such notice shall not affect the validity of such setoff and application. If any Affiliate of a Lender exercises any rights under this Section 4, it shall share the benefit received in accordance with Section 5 as if the benefit had been received by the Lender of which it is an Affiliate.

5. Sharing of Payments by Lenders

If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Loans and accrued interest thereon or other obligations hereunder greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them, provided that

(i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest,

(ii) the provisions of this Section shall not be construed to apply to (x) any payment made by any Obligor pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participation in disbursements under Letters of Credit to any assignee or participant, other than to any Obligor or any Affiliate of an Obligor (as to which the provisions of this Section shall apply); and

(iii)           the provisions of this Section shall not be construed to apply to (w) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrowers to such Lender that do not arise under or in connection with the Loan Documents, (x) any payment made in respect of an obligation that is secured by a Permitted Lien or that is otherwise entitled to priority over each Borrower’s obligations under or in connection with the Loan Documents, (y) any reduction arising from an amount owing to an Obligor upon the termination of Hedging Agreements entered into between the Obligor and such Lender, or (z) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

The Obligors consent to the foregoing and agree, to the extent they may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Obligor rights of setoff and counterclaim and similar rights of Lenders with respect to such participation as fully as if such Lender were a direct creditor of each Obligor in the amount of such participation.

6. Administrative Agent’s Clawback

(a) Funding by Lenders: Presumption by Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any advance of funds that such Lender will not make available to the Administrative Agent such Lender’s share of such advance, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the applicable Borrower a corresponding amount. In such event if a Lender has not in fact made its share of the applicable advance available to the Administrative Agent, then the applicable Lender shall pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the applicable Borrower to but excluding the date of payment to the Administrative Agent, at a rate determined by the Administrative Agent in accordance with prevailing banking industry practice on Interbank compensation. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such advance. If the Lender does not do so forthwith, the applicable Borrower shall pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon at the Interest rate applicable to the advance in question. Any payment by the applicable Borrower shall be without prejudice to any claim such Borrower may have against a Lender that has failed to make such payment to the Administrative Agent.

(b) Payments by the Borrowers: Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from a Borrower prior to the date on which any payment is due to the Administrative Agent for the account of any Lender hereunder that such Borrower will not make such payment the Administrative Agent may assume that such Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In such event, if such Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at a rate determined by the Administrative Agent in accordance with prevailing banking industry practice on Interbank compensation.

7. Agency

7.1 Appointment and Authority.

Each of the Lenders and the Issuing Bank hereby irrevocably appoints the Person identified elsewhere in this Agreement as the Administrative Agent to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Bank, and no Obligor shall have rights as a third party beneficiary of any of such provisions.

7.2 Rights as a Lender.

The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Obligor or any Affiliate thereof as if such Person were not the Administrative Agent and without any duty to account to the Lenders.

7.3 Exculpatory Provisions

(1)
The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent:

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that MT DOCS 13329668v2 the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents), but the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or Applicable Law; and

(c) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrowers or any of their respective Affiliates that is communicated to or obtained by the person serving as the Administrative Agent or any of its Affiliates in any capacity.

(2)
The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as is necessary, or as the Administrative Agent believes in good faith is necessary, under the provisions of the Loan Documents) or (ii) in the absence of its own gross negligence or wilful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing the Default is given to the Administrative Agent by a Borrower or a Lender.

(3)
Except as otherwise expressly specified in this Agreement the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

7.4 Reliance by Administrative Agent.

The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Bank, the Administrative Agent may presume that such condition is satisfactory to such Lender or the Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or the Issuing Bank prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrowers), independent accountants and other experts selected by it and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

7.5 Indemnification of Administrative Agent.

Each Lender agrees to indemnify the Administrative Agent and hold it harmless (to the extent not reimbursed by the Borrowers), rateably according to its Proportionate Share

(and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Administrative Agent in any way relating to or arising out of the Loan Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Administrative Agent’s gross negligence or wilful misconduct.

7.6 Delegation of Duties.

The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent from among the Lenders (including the Person serving as Administrative Agent) and their respective Affiliates. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article and other provisions of this Agreement for the benefit of the Administrative Agent shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their MT DOCS 13329668v2 respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

7.7 Replacement of Administrative Agent

(1)
The Administrative Agent may at any time give notice of its resignation to the Lenders, the Issuing Bank and the Borrowers. Upon receipt of any such notice of resignation, the Required Lenders shall have the right in consultation with the Borrowers, to appoint a successor, which shall be a Lender having a Commitment to a revolving credit if one or more is established in this Agreement and having an office in Toronto, Ontario or Montréal, Québec, or an Affiliate of any such Lender with an office in Toronto or Montréal. The Administrative Agent may also be removed at any time by the Required Lenders upon 30 days’ notice to the Administrative Agent and the Borrowers as long as the Required Lenders, in consultation with the Borrowers, appoint and obtain the acceptance of a successor within such 30 days, which shall be a Lender having a Commitment to a revolving credit if one or more is established in this Agreement and having an office in Toronto or Montréal, or an Affiliate of any such Lender with an office in Toronto or Montréal.

(2)
If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders, appoint a successor Administrative Agent meeting the qualifications specified in Section 7.7(1), provided that if the Administrative Agent shall notify the Borrowers and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in the preceding paragraph.

(3)
Upon a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Administrative Agent, and the former Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided in the preceding paragraph). The fees payable by the Borrowers to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor. After the termination of the service of the former Administrative Agent, the provisions of this Section 7 and of Section 9 shall continue in effect for the benefit of such former Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Administrative Agent was acting as Administrative Agent.

7.8 Non-Reliance on Administrative Agent and Other Lenders.

Each Lender and the Issuing Bank acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and the Issuing Bank also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

7.9 Collective Action of the Lenders.

Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Administrative Agent upon the decision of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but MT DOCS 13329668v2 that any such action shall be taken only by the Administrative Agent with the prior written agreement of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent.

Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Administrative Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Administrative Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

7.10 No Other Duties, etc.

Anything herein to the contrary notwithstanding, none of the Bookrunners, Arrangers or holders of similar titles, if any, specified in this Agreement shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent or a Lender hereunder.

8. Notices: Effectiveness; Electronic Communication

(a) Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as-provided in paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified elsewhere in this Agreement or, if to a Lender, to it at its address or telecopier number specified in the Register or, if to an Obligor other than a Borrower, in care of the Borrowers.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a business day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in paragraph (b) below shall be effective as provided in said paragraph (b).

(b) Electronic Communications. Notices and other communications to the Lenders and the Issuing Bank hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender of Loans to be made or Letters of Credit to be issued if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or a Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an email address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) Change of Address, Etc. Any party hereto may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

9. Expenses; Indemnity; Damage Waiver

(a) Costs and Expenses. The Borrowers shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of MT DOCS 13329668v2 counsel for the Administrative Agent, in connection with the syndication of the credit facilities provided for herein, the preparation; negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all reasonable out-of-pocket expenses incurred by the Administrative Agent, any Lender or the Issuing Bank, including the reasonable fees, charges and disbursements of counsel, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section, or in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout restructuring or negotiations in respect of such Loans or Letters of Credit.

(b) Indemnification by the Borrowers. Each of the Borrowers shall indemnify the Administrative Agent (and any sub-agent thereof), each Lender and the Issuing Bank and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee” against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Obligor arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the Issuing Bank to honour a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or Release of Hazardous Materials on or from any property owned or operated by any Obligor, or any Environmental Liability related in any way to any Obligor, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by an Obligor and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by a Borrower or any other Obligor against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if the Obligor has obtained a final and nonappealable judgment in its favour on such claim as determined by a court of competent jurisdiction, nor shall it be available in respect of matters specifically addressed in Sections 3.1, 3.2 and 9(a).

(c) Reimbursement by Lenders. To the extent that the Borrowers for any reason fails to indefeasibly pay any amount required under paragraph (a) or (b) of this Section to be paid by it to the Administrative Agent (or any sub-agent thereof), the Issuing Bank or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), the Issuing Bank or such Related Party, as the case may be, such Lender’s

Proportionate Share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) or the Issuing Bank, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) or the Issuing Bank in connection with such capacity. The obligations of the Lenders under this paragraph (c) are subject to the other provisions of this Agreement concerning several liability of the Lenders.

(d) Waiver of Consequential Damages. To the fullest extent permitted by Applicable Law, the Obligors shall not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic MT DOCS 13329668v2 or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(e) Payments. All amounts due under this Section shall be payable promptly after demand therefor. A certificate of the Administrative Agent or a Lender setting forth the amount or amounts owing to the Administrative Agent, Lender or a sub-agent or Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrowers shall be conclusive absent manifest error.

10. [Intentionally Deleted]

11. Governing Law; Jurisdiction; Etc.

(a) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Province specified elsewhere in this Agreement and the laws of Canada applicable in that Province.

(b) Submission to Jurisdiction. Each Obligor irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the Province specified elsewhere in this Agreement, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Obligor or its properties in the courts of any jurisdiction.

(c) Waiver of Venue. Each Obligor irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

12. WAIVER OF JURY TRIAL

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

13. Counterparts; Integration; Effectiveness; Electronic Execution

(a) Counterparts; Integration; Effectiveness: This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire MT DOCS 13329668v2 contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in the conditions precedent Section(s) of this Agreement, this Agreement shall become effective when it has been executed by the Administrative Agent and when the Administrative Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

(b) Electronic Execution of Assignments. The words “execution”, “signed”, “signature”, and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be , to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

14. Treatment of Certain Information; Confidentiality

(1)
Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to it, its Affiliates and its Affiliates’ respective partners, directors, officers, employees, agents advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors to any swap, derivative, credit-linked note or similar transaction relating to a Borrower and its obligations, (g) with the consent of the Borrowers or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this section or (y) becomes available to the Administrative Agent or any Lender on a non-confidential basis from a source other than an Obligor.

(2)
For purposes of this Section, “Information” means all information received in connection with this Agreement from any Obligor relating to any Obligor or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Administrative Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the facilities provided hereunder as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), if being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such person normally makes available in the course of its business of assigning identification numbers.

(3)
In addition, and notwithstanding anything herein to the contrary, the Administrative Agent may provide the information described on Exhibit B concerning the Borrowers and the credit facilities established herein to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

EXHIBIT A

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [insert name of Assignor] (the “Assignor”) and [insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including without limitation any letters of credit, guarantees, and swingline loans included in such facilities) and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered, pursuant thereto or the loan-transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:	______________________________________
2.	Assignee:	______________________________________
[and is an Affiliate/Approved Fund of [identify Lender]]
3.	Borrower(s):	______________________________________
4.	Administrative Agent: ___________________________________-, as the administrative agent under the Credit Agreement
5.
Credit Agreement: [The [amount] Credit Agreement dated as of ___________________ among [name of Borrower(s)], the Lenders parties thereto, [name of Administrative Agent], as Administrative Agent, and the other agents parties thereto]

6.	Assigned Interest:

Facility Assigned	Aggregate Amount of Commitment/ Loans for all Lenders	Amount of Commitment/ Loans Assigned[3]	Percentage Assigned of Commitment/ Loans	CUSIP Number
	$	$	%
	$	$	%
	$	$	%

7.             [Trade Date: ]          ___________________________________________

Effective Date: ________________, 20___ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to: **
ASSIGNOR
[NAME OF ASSIGNOR]
By:	__________________________________
Title:
ASSIGNEE
[NAME OF ASSIGNEE]
By:	__________________________________
Title:

[Consented to and] Accepted:
[NAME OF ADMINISTRATIVE AGENT],
as Administrative Agent

By:	__________________________________ Title:

[Consented to:]
[NAME OF RELEVANT PARTY]
By:	__________________________________ Title:

ANNEX 1 to Assignment and Assumption [                                    ]

STANDARD TERMS AND CONDITIONS FOR ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties

1.1.         Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of each Borrower, any of their respective Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by each Borrower, any of their respective Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2.         Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Eligible Assignee under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section ___ thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, and (v) if it is a Foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2. Payments

From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective

Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

3. General Provisions

This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

EXHIBIT B
LOAN MARKET DATA TEMPLATE
Recommended Data Fields - At Close
The items highlighted in bold are those that Loan Pricing Corporation (LPC) deem essential. The remaining items are those that LPC has seen become more prominent over time as transparency has increased in the U.S. Loan Market.

Company Level	Deal Specific	Facility Specific
Issuer Name	Currency/Amount	Currency/Amount
Location	Date	Type
SIC (Cdn)	Purpose	Purpose
Identification Number(s)	Sponsor	Tenor
Revenue	Financial Covenants	Term Out Option
Expiration Date
	Target Company	Facility Signing Date
*Measurement of Risk	Assignment Language	Pricing
S&P Sr. Debt	Law Firms	Base Rate(s)/Spread(s) / BA/LIBOR
S&P Issuer	MAC Clause	Initial Pricing Level
Moody’s Sr. Debt	Springing lien	Pricing Grid (tied to, levels)
Moody’s Issuer	Cash Dominion	Grid Effective Date
Fitch Sr. Debt	Mandatory Prepays	Fees
Fitch Issuer	Restrct’d Payments (Neg Covs)	Participation Fee (tiered also)
S&P Implied
(internal assessment)	Other Restrictions	Commitment Fee
DBRS
Other Ratings		Annual fee
*Industry Classification		Utilization Fee
Moody’s Industry		LC Fee(s)
S&P Industry		BA Fee
Parent		Prepayment Fee

Financial Ratios		Other Fees to Market

Security
Secured/Unsecured
Collateral and Seniority of Claim
Collateral Value
Guarantors
Lenders Names/Titles
Lender Commitment ($)
Committed/Uncommitted

Company Level	Deal Specific	Facility Specific
Distribution method
Amortization Schedule
Borrowing Base/Advance Rates
New Money Amount
Country of Syndication
Facility Rating (Loss given default)
S&P Bank Loan
Moody’s Bank Loan
Fitch Bank Loan
DBRS
Other Ratings

*These items would be considered useful to capture from an analytical perspective.

EXHIBIT I
EXCLUDED SUBSIDIARIES

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XXX XXX XXX XXX XXX XXX XXX
XXX XXX XXX XXX XXX XXX XXX XXX
XXX XXX XXX XXX XXX XXX XXX
XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX
XXX XXX XXX XXX XXX XXX XXX
XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX
XXX XXX XXX XXX
XXX XXX
XXX XXX XXX XXX XXX XXX XXX XXX
XXX XXX XXX XXX XXX XXX
XXX XXX XXX XXX XXX XXX XXX XXX
XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX
XXX XXX XXX XXX XXX XXX
XXX XXX XXX XXX XXX XXX
XXX XXX XXX XXX
XXX XXX XXX XXX XXX XXX

EXHIBIT J
OUTSTANDING LETTERS OF CREDIT

1.      XXXXXXXXXXXXXXXXXXXXXXX

EXHIBIT K-1
FORM OF U.S. TAX COMPLIANCE CERTIFICATE
(FOR FOREIGN PARTICIPANTS THAT ARE NOT PARTNERSHIPS FOR U.S.
FEDERAL INCOME TAX PURPOSES)

Reference is hereby made to the third amended and restated credit agreement dated as of January 25, 2019 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among The Descartes Systems Group Inc., as Canadian borrower (the “Canadian Borrower”), Descartes Systems (USA) LLC, as US borrower (the “US Borrower”), Descartes Systems UK Limited (the “UK Borrower” and together with the Canadian Borrower and the US Borrower, the “Borrowers”), Bank of Montreal, as Agent (in such capacity, the “Agent”) and a Lender, and each other financial institution from time to time party thereto as a Lender.

Pursuant to the provisions of Section 11.22(b) of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of the US Borrower within the meaning of Section 871(h)(3)(B) of the Code, and (iv) it is not a controlled foreign corporation related to the US Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with a certificate of its non-U.S. Person status on IRS FormW-8BEN. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing, and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.
Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF PARTICIPANT]

By:

Name:
Title:

Date: , 20[ ]

EXHIBIT K-2
FORM OF U.S. TAX COMPLIANCE CERTIFICATE
(FOR FOREIGN PARTICIPANTS THAT ARE PARTNERSHIPS FOR U.S. FEDERAL
INCOME TAX PURPOSES)

Reference is hereby made to the third amended and restated credit agreement dated as of January 25, 2019 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among The Descartes Systems Group Inc., as Canadian borrower (the “Canadian Borrower”), Descartes Systems (USA) LLC, as US borrower (the “US Borrower”), Descartes Systems UK Limited (the “UK Borrower” and together with the Canadian Borrower and the US Borrower, the “Borrowers”), Bank of Montreal, as Agent (in such capacity, the “Agent”) and a Lender, and each other financial institution from time to time party thereto as a Lender.

Pursuant to the provisions of Section 11.22(b) of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect such participation, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the US Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the US Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS FormW-8BEN or (ii) an IRS FormW-8IMY accompanied by an IRS FormW-8BEN from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF PARTICIPANT]

By:
Name:
Title:

Date: , 20[ ]

EXHIBIT K-3
FORM OF U.S. TAX COMPLIANCE CERTIFICATE
(FOR FOREIGN LENDERS THAT ARE PARTNERSHIPS FOR U.S. FEDERAL
INCOME TAX PURPOSES)

Reference is hereby made to the third amended and restated credit agreement dated as of January 25, 2019 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among The Descartes Systems Group Inc., as Canadian borrower (the “Canadian Borrower”), Descartes Systems (USA) LLC, as US borrower (the “US Borrower”), Descartes Systems UK Limited (the “UK Borrower” and together with the Canadian Borrower and the US Borrower, the “Borrowers”), Bank of Montreal, as Agent (in such capacity, the “Agent”) and a Lender, and each other financial institution from time to time party thereto as a Lender.

Pursuant to the provisions of Section 11.22(b) of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan(s) (as well as any Note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s) (as well as any Note(s) evidencing such Loan(s)), (iii) with respect to the extension of credit pursuant to this Credit Agreement or any other Loan Document, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the US Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the US Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Agent and the US Borrower with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS FormW-8BEN or (ii) an IRS FormW-8IMY accompanied by an IRS FormW-8BEN from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the US Borrower and the Agent, and (2) the undersigned shall have at all times furnished the US Borrower and the Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF LENDER]

By:
Name:
Title:

Date: , 20[ ]

EXHIBIT L
FACILITY A READJUSTMENT NOTICE

To:         Bank of Montreal, as Agent
Agent Bank Services, Global Financing Services
250 Yonge Street, 11th Floor
Toronto, Ontario
M5B 2L7
Attention:             Manager, Agent Bank Services
Facsimile:             XXXXXXXXXXXXXXXXXX

This Facility A Readjustment Notice is delivered pursuant to the third amended and restated credit agreement, dated as of January 25, 2019 (as such agreement may be further amended, restated or supplemented from time to time, the “Credit Agreement”) made among The Descartes Systems Group Inc., as Canadian borrower (the “Canadian Borrower”), Descartes Systems (USA) LLC, as US borrower (the “US Borrower”), Descartes Systems UK Limited (the “UK Borrower” and together with the Canadian Borrower and the US Borrower, the “Borrowers”), the lenders party thereto from time to time, as Lenders, and Bank of Montreal, as Agent. All terms used herein as defined terms and not otherwise defined shall have the respective meanings ascribed thereto in the Credit Agreement.

1.	Pursuant to Section 2.01 of the Credit Agreement, the Borrowers hereby advise of reallocated Maximum Amounts within the Facility A-Non-Swingline Tranche as follows:
(a) Facility A-Tranche 1 Maximum Amount: $____________________;
(b)              Facility A-Tranche 2 Maximum Amount: $____________________;
(c) Facility A-Tranche 3 Maximum Amount: $__________________

2.	No more than three (3) Facility A Readjustment Notices have been delivered within the current Fiscal Year.
3. The Borrowers hereby certify that as at the date hereof:

(a)
the representations and warranties contained in Article IV of the Credit Agreement are true and correct in all material respects. For certainty, representations and warranties that speak to a specified date continue to speak to such specified date;

(b)	no event has occurred and is continuing which constitutes a Default or an Event of Default; nor shall the making of the requested reallocations result in the occurrence of any such event.

Dated this _____ day of   ____________________ , 201  .

THE DESCARTES SYSTEMS GROUP INC.

By: ____________________________
Name:
Title:

DESCARTES SYSTEMS (USA) LLC

By:  ____________________________
Name:
Title:

DESCARTES SYSTEMS UK LIMITED

By:______________________________
Name:
Title: